Exhibit 99.2

1710 – 650 West Georgia Street

Vancouver, British Columbia, V6B 4N9

Tel: (604) 688-2001 Fax: (604) 688-2043

Email: invest@canadianzinc.com

Website: www.canadianzinc.com

Notice of Meeting

And

Information Circular

For

Annual General and Special Meeting of Shareholders

To be held on

Wednesday, June 27, 2018

at

10th Floor, 595 Howe Street

Vancouver, British Columbia V6C 2T5

Dear Canadian Zinc Shareholders,

On behalf of the Board of Directors and Management of Canadian Zinc Corporation, I am pleased to invite you to the Annual and Special Meeting of Shareholders to be held on June 27, 2018 at the offices of DuMoulin Black LLP, located on the 10th Floor at 595 Howe Street, Vancouver, British Columbia at 10:00 a.m. (Pacific Time).

At the Meeting, in addition to the other items of business discussed in the accompanying meeting materials, you will be asked to consider a $20,000,000 equity financing by Resource Capital Funds (RCF), currently the largest shareholder in the Company, which requires disinterested (minority) shareholder approval for completion.

This is an important financing for the Company and your vote is important, regardless of the number of shares you own, as every vote will count.

$20 MILLION FINANCING FROM RCF

At the Meeting, you will be asked to approve the issue of 100,000,000 units to RCF at a price of $0.20 per unit for $20,000,000. Each unit consists of one common share and one-half warrant. Each whole warrant will entitle RCF to purchase one common share at an exercise price of $0.25 per share until December 31, 2018.

The proceeds of the financing will be used to repay the US$10 million bridge loan advanced by RCF in December 2017 and for the ongoing development of the Company's flagship Prairie Creek Zinc-Lead-Silver Project in the Northwest Territories, Canada, including additional engineering and permitting work to improve project confidence, and general working capital.

The Board of Directors believes that the $20 million investment is a strong vote of confidence in the Company's potential and the viability of its Prairie Creek Project and will facilitate the ongoing development of the Prairie Creek Mine.

THE BOARD OF DIRECTORS HAS APPROVED THIS FINANCING AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF APPROVAL OF THE FINANCING.

CORPORATE REORGANIZATION

At the Meeting, you will also be asked to vote on a special resolution to approve a statutory Arrangement to implement an internal reorganization of the Company into a separate publicly-listed holding corporation and a directly held, wholly-owned, operating subsidiary.

The objective of the Arrangement is to structure the assets of the Company to facilitate future project financing of the Prairie Creek Project. Discussions to date with financial institutions have confirmed that the opportunity of raising project debt financing to complete the development and construction of the Prairie Creek Mine would require that the Prairie Creek Project be held in a separate stand-alone entity, and that the public parent company be structured to act as project sponsor.

Management determined that the Arrangement, which will create a new holding company, to be named NorZinc Ltd., while leaving all the Prairie Creek property, assets, agreements and permits in place held in a wholly-owned subsidiary, is the most efficient way to accomplish this objective.

If the Arrangement is approved and completed, all the shares of Canadian Zinc will be exchanged for shares of NorZinc Ltd., on a one-for-one basis, and there will be no impact on a shareholder's ultimate economic interest (other than the treatment of Small Lot Shareholders, as described in the accompanying Information Circular).

It is anticipated that the shares of NorZinc will trade on the TSX under the existing symbol, "CZN" and will trade on the OTCQB under the existing symbol, "CZICF".

The Board of Directors believes that shareholders will benefit from completion of the Arrangement as the separation of the operating business from the public holding corporation will facilitate future financing transactions to assist in the completion of the development and construction of the Prairie Creek Project.

THE BOARD OF DIRECTORS BELIEVES THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF THE COMPANY AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF THE RESOLUTION APPROVING IT.

* * *

We encourage you to read the enclosed management information circular to become better acquainted with the proposed RCF equity financing and with the proposed Arrangement to implement the internal corporate reorganization, as well as the other matters to be considered at the Meeting.

Please give this material your careful consideration and do not hesitate to consult with your financial, tax or other professional advisors.

Your participation in the affairs of the Company is important and we look forward to seeing you at the Meeting but if you are unable to attend the Meeting in person, please vote online or complete and deliver the enclosed Proxy to ensure your vote will be represented at the Meeting.

On behalf of the Board of Directors, we would like to thank all our shareholders for your support of Canadian Zinc Corporation in the past and we look forward to your ongoing support as a shareholder of NorZinc Ltd.

Yours truly,

John F. Kearney,
Chairman and Chief Executive Officer
Canadian Zinc Corporation

Table of Contents

Notice of Meeting	i
Glossary of Terms	iii
Summary of the Management Information Circular	vii
Management Information Circular
Notice-and-Access	1
Appointment of Proxyholder	1
Voting by Proxy	1
Completion and Return of Proxy	2
Non-Registered Holders	2
Revocability of Proxy	3
Interest of Certain Persons or Companies in Matters to be Acted Upon	3
Voting Securities and Principal Holders Thereof	3
Majority Voting Policy Disclosure	4
Election of Directors	4
Statement of Executive Compensation	6
Summary Compensation Table	10
Incentive Plan Awards	11
Equity Compensation Plan Information	19
Pension Plan Benefits	19
Termination and Change of Control Benefits	19
Director Compensation	20
Indebtedness to Company of Directors and Executive Officers	22
Interest of Informed Person in Material Transactions	22
Management Contracts	23
Disclosure of Corporate Governance Practices	23
Appointment of Auditors	28
Amendment of Stock Option Plan	29
RCF Private Placement	29
The Arrangement	36
Risk Factors	62
Additional Information	64
Other Matters	64
Forward Looking Statements	65
Approval of the information circular by the board of directors	66

Schedule "A" – Amended Stock Option Plan
Schedule "B" – Arrangement Resolution
Schedule "C" – Arrangement Agreement
Schedule "D" – Interim Order
Schedule "E" – Notice of Petition for the Final Order

Canadian Zinc Corporation

Suite 1710, 650 West Georgia Street

Vancouver, British Columbia V6B 4N9

NOTICE OF MEETING

TO:       The Shareholders of Canadian Zinc Corporation

NOTICE IS HEREBY GIVEN THAT an annual general and special meeting (the "Meeting") of the shareholders of Canadian Zinc Corporation (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia on Wednesday, June 27, 2018, at the hour of 10:00 a.m., Vancouver time, for the following purposes:

1.	To receive the financial statements of the Company together with the auditors' report thereon for the financial year ended December 31, 2017;

2.	To fix the number of directors of the Company at seven (7);

3.	To elect directors of the Company for the ensuing year;

4.	To appoint the auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

5.	To approve an increase in the number of shares reserved for issue under the Company's stock option plan by 10,800,000 shares as more particularly set out in the information circular in respect of the Meeting;

6.	To consider, and if deemed advisable, pass with or without amendment, an ordinary resolution of disinterested shareholders of the Company authorizing and approving the issuance of 100,000,000 units of the Company ("Units") to RCF VI CAD LLC, a wholly owned subsidiary of Resource Capital Fund VI L.P., at a price of $0.20 per Unit for aggregate gross proceeds of $20,000,000, as more particularly set out in the information circular in respect of the Meeting. Each Unit consists of one common share in the capital of the Company and one-half of one transferable common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant will entitle the holder thereof to purchase one common share in the capital of the Company at an exercise price of $0.25 per share until December 31, 2018;

7.	To consider, and if deemed advisable, pass, with or without amendment, a special resolution authorizing and approving an arrangement under section 288 of the Business Corporations Act (British Columbia) to effect an internal reorganization of the Company, as a result of which, among other things, the Company's common shares will be exchanged, subject to provisions respecting small lot shareholders, on a one-for-one basis for common shares of newly formed NorZinc Ltd. ("Holdco"), the Company will become a wholly-owned subsidiary of Holdco and the shareholders of the Company will become shareholders of Holdco, as more particularly set out in the information circular in respect of the Meeting; and

8.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting. The information circular with respect to the Meeting provides additional information about the matters to be dealt with at the Meeting and is deemed to form part of this notice.

All shareholders are invited to attend the Meeting. Only shareholders at the close of business on May 18, 2018 are entitled to receive notice of and vote at the Meeting. If you are a registered shareholder, you will have received this Notice of Meeting and a form of proxy. Registered shareholders who are unable to attend the Meeting are requested to read the notes included in the form of proxy enclosed and then to complete, date, sign and mail the enclosed form of proxy, or to complete the proxy by telephone or the internet, in accordance with the instructions set out in the proxy. Completed proxies must be received by 10:00 a.m. (Pacific Time) on June 25, 2018, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

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If you are a non-registered (beneficial) shareholder, you will have received this Notice of Meeting and a voting instruction form. If you are a non-registered shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding such shares on your behalf. Non-registered shareholders are requested to read the instructions included in the voting instruction form enclosed and then to complete the voting instruction form in accordance with the instructions, and by the deadline, set out therein.

DATED this 25th day of May, 2018

BY ORDER OF THE BOARD OF DIRECTORS

"John F. Kearney"

John F. Kearney, Chairman

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GLOSSARY OF TERMS

In the Information Circular, unless there is something in the subject matter inconsistent therewith, the following terms shall have the respective meaning set out below, and words importing the singular number shall include the plural and vice versa.

"Amended and Restated Investor Agreement" means the amended and restated Investor Agreement to be entered into among the Company, RCF VI LP and RCF VI LLC in connection with the RCF Private Placement.

"Annual Report" means the Company's Annual Report on Form 20-F dated March 29, 2018, for the year ended December 31, 2017.

"Arrangement" means an arrangement under section 288 of the BCBCA on the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement and any amendment or variation thereto made in accordance with the terms of the Arrangement Agreement, the Plan of Arrangement or made at the direction of the Court in the Final Order.

"Arrangement Agreement" means the arrangement agreement dated May 28, 2018, between the Company and Holdco, as it may be amended, modified or supplemented from time to time in accordance with the terms thereof, which such Arrangement Agreement is set out in Schedule "C" attached to the Information Circular.

"Arrangement Resolution" means the special resolution of the Company's shareholders to authorize and approve, among other things, the Arrangement and the Plan of Arrangement in the form and content as set out in Schedule "B" attached to the Information Circular.

"BCBCA" means the Business Corporations Act (British Columbia), as amended from time to time.

"Board Lot" means 500 Common Shares.

"Board of Directors" or the "Board" means the board of directors of the Company.

"Bridge Loan" means an interim non-convertible senior secured project loan provided to the Company by RCF VI LP pursuant to the Credit Agreement, in the amount of US$10 million, with an interest at a rate of 8%, payable quarterly, and a maturity date of January 31, 2019. The Bridge Loan is secured by a charge on the Company's Prairie Creek Property, and contains customary affirmative and negative covenants and events of default.

"Business Day" means any day other than a Saturday, Sunday or statutory or civic holiday in British Columbia, when banks are generally open for the transaction of business in Vancouver, British Columbia.

"Common Shares" means the common shares in the capital of the Company.

"Company" means Canadian Zinc Corporation, a corporation existing under the laws of the Province of British Columbia.

"Company Securities" means, collectively, the Common Shares and the Convertible Company Securities.

"Convertible Company Securities" means, immediately prior to the Effective Time, collectively, the Options, the DSUs, the RSUs, the Underwriter Compensation Options and the Warrants.

"Court" means the Supreme Court of British Columbia.

"Credit Agreement" means the credit agreement dated as of December 21, 2017, between the Company and RCF VI LP.

"Cunningham Agreement" means the employment agreement between the Company and Trevor L. Cunningham, dated January 17, 2011.

"Depositary" means Computershare Trust Company of Canada, or such other Person as may be designated by Canadian Zinc and set out in the Letter of Transmittal and Election Form.

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"DPSP" means a deferred profit sharing plan.

"DSU" means a deferred share unit of the Company, awarded pursuant to the DSU Plan.

"DSU Plan" means the deferred share unit plan of the Company, dated effective June 20, 2014, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Effective Date" means the effective date of the Arrangement, as determined by the Company in its sole and absolute discretion, pursuant to the terms and conditions of the Arrangement Agreement.

"Effective Time" means 12:01 a.m. (PT) on the Effective Date.

"Election Form" means the form to be enclosed with this Information Circular sent to Small Lot Shareholders in connection with the Meeting, pursuant to which Small Lot Shareholders may elect to receive Holdco Shares pursuant to the Arrangement by duly completing, executing and returning such form with the certificates representing their Common Shares before the Effective Date.

"Final Order" means the final order of the Court pursuant to Subsection 291(4) of the BCBCA, to be made in connection with approval of the Arrangement, as such order may be amended, varied or supplemented by the Court at any time prior to the Effective Date or, if appealed then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

"Holdco" means NorZinc Ltd., a corporation existing under the laws of the Province of British Columbia.

"Holdco Board" means the board of directors of Holdco.

"Holdco Convertible Securities" means, following the Effective Time, collectively, the Replacement Options, the DSUs, the RSUs, the Underwriter Compensation Options, the Warrants, and the options, restricted share units and deferred share units of Holdco.

"Holdco DSU Plan" means the deferred share unit plan to be adopted and implemented by Holdco in connection with the Arrangement, such plan to be substantially similar to the DSU Plan of the Company.

"Holdco RSU Plan" means the restricted share unit plan to be adopted and implemented by Holdco in connection with the Arrangement, such plan to be substantially similar to the RSU Plan of the Company.

"Holdco Shares" means the common shares in the capital of Holdco.

"Holdco Stock Option Plan" means the stock option plan to be adopted and implemented by Holdco in connection with the Arrangement, such plan to be substantially similar to the Stock Option Plan of the Company.

"Information Circular" means, collectively, the Notice of Meeting and this management information circular of the Company, including all schedules hereto and all material incorporated by reference, sent to the Company's shareholders in connection with the Meeting.

"Interim Order" means the interim order of the Court in respect of the Arrangement, a copy of which is attached at Schedule "D" to the Information Circular, as such order may be amended, varied or supplemented by the Court at any time prior to the Meeting.

"Investor Agreement" means the Investor Agreement between the Company and RCF VI LP, dated December 21, 2017.

"Investor's Percentage" means the percentage calculated by multiplying 100 by a fraction, the numerator of which is the total amount of the outstanding Common Shares held by RCF VI LLC, its affiliates (including RCF VI LP) and related parties, and the denominator of which is the total outstanding Common Shares of the Company.

"July 2016 Financing" means the underwritten public offering by the Company of 34,135,000 Common Shares at a price of $0.25 per share for aggregate gross proceeds of $8,533,750, and 6,665,000 flow-through shares at a price of $0.25 per share for aggregate gross proceeds of $1,666,250, which closed on July 7, 2016.

Page | iv

"Letter of Transmittal" means the letter of transmittal enclosed with this Information Circular pursuant to which the Company's shareholders are required to deliver to the Depositary certificates representing such Common Shares in order to receive certificates representing the Holdco Shares issuable to them pursuant to the Arrangement.

"MacDonald Agreement" means the employment agreement between the Company and Robert J. (Don) MacDonald, dated May 4, 2018.

"Meeting" means the annual general and special meeting of the holders of Common Shares (including any adjournment or postponement of that meeting) to be held on June 27, 2018 in accordance with the Interim Order to consider, among other things, the RCF Private Placement Resolution and the Arrangement Resolution.

"Notice of Meeting" means the notice of the Meeting sent to the Company's shareholders, which accompanies this Information Circular.

"Option" means an option to purchase Common Shares pursuant to the Stock Option Plan.

"Optionholders" means holders of Options.

"OTCQB" means the OTCQB Venture Market and any successor market thereto.

"Person" means and includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unlimited liability corporation, trustee, executor, administrator, legal representative, government (including any governmental authority) or any other entity, whether or not having legal status.

"Plan of Arrangement" means the plan of arrangement in substantially the form set out in Appendix A to the Arrangement Agreement which is attached at Schedule "C" to this Information Circular, as amended, modified or supplemented from time to time in accordance with the terms thereof and of the Arrangement Agreement or upon the direction of the Court in the Final Order.

"Prairie Creek Mine" means the Zinc-Lead-Silver mine being developed on the Prairie Creek Property.

"Prairie Creek Project" means the location, and activities of exploration, development and/or construction, being carried out on the Prairie Creek Property.

"Prairie Creek Property" means the Company's Prairie Creek property located approximately 500 km west of Yellowknife in the Northwest Territories, Canada, at latitude 61° 33' North and longitude 124° 48' West.

"RCF" means Resource Capital Funds, a group of commonly managed private equity funds, including RCF VI LLC and RCF VI LP, established in 1998 with a mining sector specific investment mandate spanning all hard-mineral commodities and geographic regions.

"RCF Private Placement" means the proposed private placement offering by the Company of 100,000,000 Units to RCF VI LLC at a price of $0.20 per Unit, for aggregate gross proceeds of $20,000,000.

"RCF Private Placement Resolution" means the ordinary resolution of disinterested shareholders of the Company to, among other things, authorize and approve the RCF Private Placement, in the form and content as set out in this Information Circular under the heading "RCF Private Placement – Disinterested Shareholder Approval of the RCF Private Placement".

"RCF VI LLC" means RCF VI CAD LLC, a Delaware limited liability company, and a wholly owned subsidiary of RCF VI LP.

"RCF VI LP" means Resource Capital Fund VI L.P.

"RDSP" means a registered disability savings plan.

"Record Date" means May 18, 2018, the record date to receive notice of and to vote at the Meeting.

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"Replacement Options" means the options to purchase Holdco Shares to be issued to Optionholders in exchange for the Canadian Zinc Options pursuant to the Arrangement.

"Replacement Shares" means the Holdco Shares to be issued to the Company's shareholders in exchange for the Common Shares pursuant to the Arrangement.

"RESP" means a registered education savings plan.

"RRIF" means a registered retirement income fund.

"RRSP" means a registered retirement savings plan.

"RSU" means a restricted share unit of the Company granted pursuant to the RSU Plan.

"RSU Plan" means the restricted share unit plan of the Company, dated effective June 20, 2014, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"SEC" means the United States Securities and Exchange Commission.

"shareholder" means a registered holder of Common Shares, from time to time.

"Small Lot" means fewer than 500 Common Shares.

"Small Lot Shareholder" means a shareholder of the Company who holds no more than a Small Lot immediately prior to the Effective Time.

"Stock Option Plan" or the "Plan" means the stock option plan of the Company, approved by the Company's shareholders on June 13, 2012, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Subscription Agreement" means the subscription agreement between the Company and RCF VI LLC, dated May 14, 2018, entered into in connection with the RCF Private Placement.

"Tax Act" means the Income Tax Act (Canada), as amended from time to time, including the regulations promulgated thereunder.

"Taylor Agreement" means the employment agreement between the Company and Alan B. Taylor, dated January 1, 2010.

"TFSA" means a tax-free savings account.

"TSX" means the Toronto Stock Exchange and any successor stock exchange thereto.

"Underwriter Compensation Options" means the Common Share purchase options issued by the Company to Paradigm Capital Inc., Canaccord Genuity Corp., and Fidelity Clearing Canada ULC, entitling the holders thereof to purchase an aggregate of 2,448,000 Common Shares, subject to and in accordance with the certificates representing such Underwriter Compensation Options.

"Units" means a unit to be issued in the RCF Private Placement, with each unit consisting of one Common Share and one–half of one Warrant.

"U.S." means the United States of America.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

"Warrant" means a transferable Common Share purchase warrant of the Company to be issued in the RCF Private Placement, with each whole warrant entitling the holder thereof to purchase one Common Share at a price of $0.25 per share until December 31, 2018.

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SUMMARY OF THE MANAGEMENT INFORMATION CIRCULAR

The Following is a summary of certain information contained elsewhere in this Information Circular, including Schedules thereto and any documents incorporated by reference herein, and should be read together with the more detailed information and statements contained or referred to elsewhere in this Information Circular, the Schedules hereto, and any documents incorporated by reference herein.

The Meeting

The Meeting will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia on Wednesday June 27, 2018, at the hour of 10:00 a.m., Vancouver time, for the following purposes: (1) to receive the financial statements of the Company together with the auditors' report thereon for the financial year ended December 31, 2017; (2) to fix the number of directors of the Company at seven (7); (3) to elect directors of the Company for the ensuing year; (4) to appoint the auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; (5) to approve an increase in the number of Common Shares reserved for issue under the Company's Stock Option Plan by 10,800,000 shares; (6) to consider, and if deemed advisable, pass with or without amendment, the RCF Private Placement Resolution; (7) to consider, and if deemed advisable, pass, with or without amendment, the Arrangement Resolution; and (8) to transact such further or other business as may properly come before the Meeting and any adjournments thereof.

Shareholders of the Company at the close of business on May 18, 2018 are entitled to receive notice of and vote at the Meeting or any adjournment thereof.

Matters to be Considered at the Meeting

Election of Directors

At the Meeting, shareholders will be asked to fix the number of directors of the Company at seven (7). In addition, shareholders will be asked to elect each of the following nominees to hold office until the next annual general meeting of shareholders or until his successor is elected or appointed: (1) John F. Kearney; (2) Dave Nickerson; (3) Jean-Charles Potvin; (4) Malcolm J. A. Swallow; (5) Robert J. (Don) MacDonald; (6) Ian R. Ward; and (7) John M. Warwick. To maintain the independence of the Board by limiting the members of management on the Board, Alan B. Taylor, the Vice President, Exploration and Chief Operating Officer of the Company, and a director of the Company since March 2004 has agreed to not stand for re-election at the Meeting. If elected, and if the Arrangement is completed, the nominees will become the directors of Holdco following completion of the Arrangement. See "Election of Directors".

Appointment of Auditor

At the Meeting, shareholders will be asked to reappoint KPMG LLP, Chartered Professional Accountants, as auditors of the Company for the 2018 fiscal year and to authorize the directors to fix their remuneration. If the Arrangement is completed, the auditors of the Company will become the auditors of Holdco. See "Appointment of Auditor".

Amendment of Stock Option Plan

At the Meeting, shareholders will be asked to approve an amendment to the existing Stock Option Plan, to increase the number of Common Shares reserved for issue thereunder by 10,800,000 Common Shares. The increase of a further 10,800,000 Common Shares would result in (i) the aggregate number of Common Shares reserved for issue under the Plan (but not already issued) being 18,300,000 Common Shares, representing approximately 6.88% of the Company's outstanding Common Shares prior to the completion of the RCF Private Placement, and approximately 5.00% of the Company's outstanding Common Shares immediately following the completion of the RCF Private Placement, and (ii) 13,100,000 Options being available for issuance immediately following such increase, representing approximately 4.92% of the Company's outstanding Common Shares prior to the completion of the RCF Private Placement, and approximately 3.58% of the Company's outstanding Common Shares immediately following the completion of the RCF Private Placement. The increased number of available Options will facilitate the Company's ability to attract and motivate directors, officers and employees of and service providers to the Company and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through the Options. See "Amendment of Stock Option Plan".

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RCF Private Placement

At the Meeting, disinterested shareholders will be asked to consider and, if deemed advisable, to authorize and approve the RCF Private Placement. Pursuant to the RCF Private Placement, RCF VI LLC will subscribe for, and the Company will issue, 100,000,000 Units at a price of $0.20 per Unit, for aggregate gross proceeds to the Company of $20,000,000. Each Unit consists of one Common Share and one-half of one Warrant. Each whole Warrant will entitle the holder thereof to acquire one Common Share at a price of $0.25 per share until December 31, 2018. In connection with the RCF Private Placement, among other things, the Company and RCF VI LP will amend the terms of the Investor Agreement and the Company will provide certain covenants in favour of RCF VI LLC.

Background to the RCF Private Placement

On June 7, 2016, RCF reported that it owned and controlled directly or indirectly, 22,203,000 Common Shares, representing approximately 10.18% of the then current issued and outstanding Common Shares, having purchased 503,000 shares on June 7, 2016 through the facilities of the TSX to add to its previously purchased 21,700,000 shares, or 9.95% of the Company.

RCF is a group of commonly managed private equity funds, which include RCF VI LP and RCF VI LLC, established in 1998 with a mining sector specific investment mandate spanning all hard-mineral commodities and geographic regions. Since inception, RCF has supported 170 mining companies, with projects located in 51 countries and across 29 commodities. Further information about RCF can be found on its website (www.resourcecapitalfunds.com). RCF aims to partner with companies to build strong, successful and sustainable businesses and in doing so, strives to earn superior returns for all shareholders.

On July 7, 2016, the Company closed the July 2016 Financing, which was co-led by Paradigm Capital Inc. and Canaccord Genuity Corp. and included Dundee Securities Ltd. In total, the gross proceeds from the July 2016 Financing amounted to $10,200,000. The net proceeds from the sale of non-flow-through Common Shares under the July 2016 Financing were used by the Company to fund feasibility and development programs for its Prairie Creek Project, as well as for general working capital purposes. On July 7, 2016, RCF reported that it had acquired 20,000,000 Common Shares as part of the July 2016 Financing at a price of $0.25 per share for gross proceeds paid to the Company by RCF VI LP of $5,000,000.

On September 16, 2016, RCF VI LP reported that it had purchased 7,863,000 Common Shares through the facilities of the TSX between July 7, 2016 and September 15, 2016 at an average price per share of approximately $0.3188 and that it owned and controlled, directly or indirectly, 51,630,000 Common Shares, representing approximately 19.90% of the then current issued and outstanding Common Shares.

RCF had become the Company's largest shareholder with a substantial investment in the Company and indicated an interest in continuing to participate in the financing of the Prairie Creek Project. On September 27, 2016, RCF entered into a confidentiality agreement with the Company to enable RCF to conduct detailed due diligence of the Prairie Creek Project. Throughout 2017, while RCF conducted its due diligence investigations, the Company and RCF discussed various alternatives and structures for the financing of the development of the Prairie Creek Mine. In December 2017, the Company entered into the Credit Agreement and the Investor Agreement with RCF VI LP pursuant to which RCF VI LP agreed to provide the US$10 million Bridge Loan to the Company.

Pursuant to the Investor Agreement, the Company granted RCF VI LP the exclusive right, in priority to any other potential financiers, for a period of 90 days, to propose, negotiate and enter into a financing agreement in respect of the construction, development or improvement of the Prairie Creek Project. Ongoing financing discussions with RCF VI LP since December 2017 have led to the negotiation of the RCF Private Placement. On May 14, 2018, the Company and RCF VI LLC, a wholly owned subsidiary of RCF VI LP, entered into the Subscription Agreement, which sets out the rights and obligations of the parties with respect to the RCF Private Placement as well as the terms of the RCF Private Placement.

The use of proceeds of the RCF Private Placement will include repayment of the US$10 million Bridge Loan advanced by RCF VI LP in December 2017, the ongoing development of the Company's Prairie Creek Project in the Northwest Territories, including additional engineering and permitting work to improve project confidence, and general working capital.

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Particulars of the RCF Private Placement

Equity Financing

Pursuant to the RCF Private Placement, RCF VI LLC will subscribe for, and the Company will issue, 100,000,000 Units at a price of $0.20 per Unit, for aggregate gross proceeds to the Company of $20,000,000. Each Unit consists of one Common Share and one-half of one Warrant. Each Warrant will entitle the holder thereof to acquire one Common Share at a price of $0.25 per share until December 31, 2018. Pursuant to the Subscription Agreement, the purchase price for the Units will be satisfied upon closing by RCF VI LLC by (i) set-off against the outstanding balance due to RCF VI LP under the Bridge Loan (approximately $12,791,000 as at March 31, 2018, plus accrued interest and fees (if any) thereon), (ii) retention by RCF VI LLC of the estimated costs and expenses of itself and of RCF VI LP associated with the purchase of the Units, including RCF VI LLC's due diligence costs and fees and expenses incurred by RCF VI LLC in connection with the Credit Agreement and related matters which have not be reimbursed prior to the closing date of the RCF Private Placement, and (iii) payment of cash by RCF VI LLC to the Company.

The completion of the RCF Private Placement is conditional upon, among other things, (i) disinterested shareholder approval of the RCF Private Placement, (ii) approval of the TSX for the listing of the Common Shares underlying the Units and the Common Shares underlying the Warrants for trading on the TSX, (iii) the Company's development of a Prairie Creek Project budget through to December 31, 2018, which shall have been approved by RCF VI LLC, (iv) the entering into of the Amended and Restated Investor Agreement by the Company, RCF VI LP and RCF VI LLC, and (v) the discharge of the Credit Agreement and related security. The TSX has granted conditional approval in connection with the RCF Private Placement. Subject to the satisfaction or waiver of the conditions set forth in the Subscription Agreement, the closing of the RCF Private Placement will take place on a date to be agreed on by the Company and RCF VI LLC, which date is expected to be prior to the Effective Date of the Arrangement.

Amendments to the Investor Agreement

In connection with the RCF Private Placement, the Company and RCF VI LP will amend and restate the Investor Agreement. Such Amended and Restated Investor Agreement will, among other things: (a) include RCF VI LLC as party thereto; (b) for so long as the Investor's Percentage is at least 10%, provide RCF VI LLC with certain participation rights in respect of equity, debt and royalty financings, certain top-up rights in respect of equity financings, and certain observer rights, and impose certain monthly reporting obligations on the Company and require the Company to maintain a technical committee and an environmental and social governance committee; and (c) provide RCF VI LLC with certain rights to nominate additional members to the board of directors and other corporate oversight rights.

Covenants

In connection with the RCF Private Placement, the Company agreed to the following in favour of RCF VI LLC: (a) to undertake a broad environmental and permitting review and analysis of its Prairie Creek Project, with a scope of engagement to be agreed with RCF VI LLC, and a target completion date of September 30, 2018; (b) to expand the engagement of necessary consultants to assist in the management of the current and future risks identified by the environmental and permitting review and analysis of the Prairie Creek Project; and (c) to complete a compensation and benefits review in 2018, with a scope of engagement to be agreed with RCF VI LLC.

Conditions to Closing

The Subscription Agreement provides that the obligation of RCF VI LLC to complete the RCF Private Placement is subject to the satisfaction, on or before the closing date, of a number conditions precedent, including, without limitation: (a) the Company will have developed a budget detailing the hard and soft costs associated with the development of its Prairie Creek Project and all related improvements through to December 31, 2018, which budget shall be approved by RCF VI LLC; (b) the Board will have appointed Robert J. (Don) MacDonald to the position of President and Chief Executive Officer of the Company; (c) the Company will have entered into the Amended and Restated Investor Agreement; (d) the Company will have established and held meetings of the technical and the environmental and social governance committees contemplated by the Amended and Restated Investor Agreement; (e) the TSX will have conditionally approved the transactions contemplated by the Subscription Agreement (subject to the delivery of customary post-closing documentation) and the shareholders of the Company will have approved the issuance of the securities pursuant to the RCF Private Placement; and (f) the Company will have appointed the consultant(s) acceptable to RCF VI LLC to perform an environmental, social and permitting review and analysis of the Prairie Creek Project.

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Effects of the RCF Private Placement

Upon completion of the RCF Private Placement, RCF VI LP will hold, directly and indirectly through RCF VI LLC, 151,630,000 Common Shares representing approximately 41.42% of the Company's issued and outstanding share capital. In addition, RCF VI LP, indirectly through RCF VI LLC, will have the right to acquire an additional 50,000,000 Common Shares upon the exercise of the Warrants in accordance with their terms. Assuming that RCF VI LLC exercises all 50,000,000 Warrants pursuant to, and in accordance with their terms, RCF VI LP will hold, directly and indirectly through RCF VI LLC, 201,630,000 Common Shares representing approximately 48.46% of the Company's issued and outstanding share capital (on a partly-diluted basis). In addition, at each such time, RCF VI LLC will be entitled to nominate a number of directors to the Company's Board that increases as its and RCF VI LP's combined ownership interest in the Company increases, and shall have the corporate oversight, participation and top-up rights discussed herein.

Purpose of the RCF Private Placement

The Board of Directors believes that the $20 million RCF Private Placement is a strong vote of confidence in the Company's potential and the viability of its Prairie Creek Project. Further, the Board of Directors believes that shareholders will benefit from the RCF Private Placement as the transaction will facilitate the development of the Company's Prairie Creek Mine in the Northwest Territories, Canada. Specifically, the proceeds of the RCF Private Placement will be used by the Company in the following priority: (a) to repay the principal amount of the Bridge Loan, plus accrued interest and fees (if any) thereon; (b) for additional engineering and permitting works of the Company's Prairie Creek Mine in the Northwest Territories, Canada; and (c) for general working capital purposes.

Approval and Recommendation of the Board of Directors

The Board of Directors has carefully considered the RCF Private Placement, including the terms of the Subscription Agreement and the amendments to the Investor Agreement, and has determined that the RCF Private Placement is in the best interests of the Company, and unanimously recommends that disinterested shareholders vote in favour of the RCF Private Placement Resolution at the Meeting. In recommending that disinterested shareholders vote in favour of the RCF Private Placement Resolution, the Board considered, among other things, (i) the financing needs for the ongoing development of the Company's Prairie Creek Mine, (ii) that the financing is in the form of equity, and not debt, which will allow the Company to repay the US$10 million Bridge Loan, and (iii) that the subscription price of $0.20 per share represents a 61% premium over the 10-day volume weighted average price of the Company's Common Shares as of May 14, 2018, the date that the Subscription Agreement in respect of the RCF Private Placement was entered into between the Company and RCF VI LLC.

Disinterested Shareholder Approval

Pursuant to Section 5.6 of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101") and the rules of the TSX, the Company is seeking disinterested shareholder approval of the RCF Private Placement at the Meeting. Pursuant to Section 8.1(2) of MI 61-101, in determining disinterested shareholder approval, the Company shall exclude the votes attached to Common Shares that are beneficially owned or over which control or direction is exercised by, among certain other persons, an "interested party". To the knowledge of the Company after reasonable inquiry, only the Common Shares held or controlled by RCF VI LP will be excluded from the shareholder votes required to approve the RCF Private Placement, since RCF VI LLC, an affiliate of RCF VI LP is a party to the RCF Private Placement. As at the Record Date for the Meeting, May 18, 2018, RCF VI LP held 51,630,000 Common Shares representing approximately 19.4% of the Company's issued and outstanding Common Shares on a non-diluted basis.

See "RCF Private Placement".

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The Arrangement

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to authorize and approve the Arrangement Resolution.

Pursuant to the Arrangement and subject to the provisions of the Arrangement affecting Small Lot Shareholders, all of the outstanding Common Shares of the Company will be exchanged for Holdco Shares on a one-for-one basis. The Holdco Shares will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to the Common Shares. The Holdco Shares issued pursuant to the Arrangement will be fully paid and non-assessable. Completion of the Arrangement will result in the Company becoming a wholly-owned subsidiary of Holdco, and Holdco will be a publicly-traded holding corporation. In addition, following the completion of the Arrangement, the holders of the Options, RSUs, DSUs, Underwriter Compensation Options and, to the extent applicable, Warrants, outstanding as of the Effective Date will be entitled to purchase or receive, as applicable, such number of Holdco Shares as is equal to the number of Common Shares that the respective holder would have otherwise been entitled to purchase or receive, as applicable.

Except in respect of Small Lot Shareholders, the Arrangement will not change the rights of the holders of the securities of the Company and will have no impact on a securityholder's ultimate economic interest. Other than in respect of Small Lot Shareholders, the Arrangement will affect securityholders of the Company uniformly and will not affect any shareholder's percentage ownership interest in the Company or proportionate voting power. Further, there shall be no disposition of assets of the Company in connection with the Arrangement and all assets of the Company immediately prior to the Effective Date shall remain in the consolidated entity immediately following the Effective Date.

The following diagrams illustrate the corporate structure prior to the Arrangement and following completion of the Arrangement:

Corporate Structure Prior to the Arrangement	Corporate Structure Following the Arrangement

Following the Effective Date of the Arrangement, the Company may carry out certain inter-company transfers, including with respect to senior management employment contracts and the head office lease from the Company to Holdco, and potentially, subject to further review, the transfer of its subsidiaries Messina Minerals Inc. and Paragon Minerals Corporation to Holdco.

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Background to the Arrangement

Through the Arrangement, management intends to structure the assets of the Company to facilitate future project financing of the Prairie Creek Project. Discussions to date with financial institutions have confirmed that the opportunity of raising project debt financing to complete the development and construction of the Prairie Creek Project would require that the Prairie Creek Project be held in a separate stand-alone entity, and that the public parent company be structured to act as project sponsor.

Management believes that separating the operating assets from the public corporation will result in a more optimal and flexible corporate structure to enable the Company to develop its properties and pursue financing transactions. Since the Company holds all of the assets, agreements and permits with respect to its Prairie Creek Property, and the transfer of these assets, agreements and permits to a wholly owned subsidiary may present some difficulties and costs, management determined that the Arrangement, which will create a new holding company while leaving all of the Prairie Creek Property assets, agreements and permits in place, was the most timely and efficient way to accomplish this objective.

In exploring the pros and cons of a transaction which would result in the separation of the operating business from the publicly-listed vehicle, management consulted with the Company's legal, tax and financial advisers regarding structuring of such a transaction. On May 24, 2018, the Board of Directors unanimously endorsed management's recommendation that the Company proceed with the Arrangement and ratified and approved the execution of the Arrangement Agreement and authorized the Company to proceed with the Arrangement, subject to the receipt of all requisite approvals.

On May 7, 2018, Holdco was incorporated for the sole purpose of completing the Arrangement. On May 28, 2018, the Company and Holdco entered into the Arrangement Agreement pursuant to which the parties agreed to complete the Arrangement, subject to satisfaction or waiver of certain conditions set out in the Arrangement Agreement, in accordance with the Plan of Arrangement appended thereto.

Benefits of the Arrangement

The Board of Directors believes that the Company will benefit from completion of the Arrangement as the separation of the operating business (and related assets, agreements and regulatory permits) from the public holding corporation will facilitate future financing transactions to assist in the completion of the development and construction of the Prairie Creek Project.

Except in respect of Small Lot Shareholders, the Arrangement will not change the rights of the holders of the securities of the Company, and will have no impact on a securityholder's ultimate economic interest. Other than in respect of Small Lot Shareholders, the Arrangement will affect securityholders of the Company uniformly and will not affect any shareholder's percentage ownership interests in the Company or proportionate voting power.

There are currently a number of shareholders who hold less than one Board Lot, being less than 500 Common Shares (also referred to as "Small Lot" herein). Holders of less than one Board Lot (also referred to as "Small Lot Shareholders" herein) who wish to sell their Common Shares or buy enough Common Shares to increase their holdings to a Board Lot are frequently charged a minimum commission to execute such a transaction. The minimum commission rates can make the sale or purchase of a Small Lot relatively costly. Small Lot Shareholders therefore have limited liquidity for their shareholdings and are deriving little or no income therefrom.

The Board of Directors is of the view that the aspect of the Arrangement involving Small Lot Shareholders will also benefit the Company and its shareholders (i) by affording Small Lot Shareholders the opportunity to receive cash for their investment in the Company without payment of brokerage commissions and (ii) by reducing the Company's administrative expenses as a result of a reduction in the number of Small Lot Shareholders, including the printing and delivery of proxy solicitation materials as well as expenses relating to the transfer agent.

Approval and Recommendation of the Board of Directors

The Board of Directors has determined that the Arrangement is fair to the Company, its shareholders, the Optionholders, the holders of DSUs, the holders of RSUs, the holders of the Underwriter Compensation Options, and any present or future holders of Warrants, and unanimously recommends that shareholders vote in favour of the Arrangement Resolution at the Meeting.

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Mechanics of the Arrangement

The Arrangement will be undertaken in accordance with the BCBCA and the Plan of Arrangement. Upon the Arrangement becoming effective, without any further act or formality:

(a)	each Small Lot Shareholder who has not returned an Election Form or has elected to be paid cash for their Common Shares prior to the Effective Date shall cease to be a shareholder of the Company at the Effective Time and each certificate representing Common Shares held by such Small Lot Shareholder shall be cancelled as of the Effective Time in consideration for the payment in cash of $0.20 for each Common Share held;

(b)	the directors and officers of the Company will become the directors and officers of Holdco, the committees of the Board of Directors of Company shall become the committees of the board of directors of Holdco, KPMG LLP, the auditors of the Company, if appointed by the shareholders of the Company, will become the auditors of Holdco, and the directors of Holdco will be authorized to fix the remuneration of the auditors of Holdco, if so authorized by the shareholders of the Company;

(c)	the corporate policies of the Company and board and committee mandates and/or charters of the Company will become the corporate policies of Holdco and board and committee mandates and/or charters of Holdco, respectively;

(d)	the Amended and Restated Investor Agreement, or the Investor Agreement, in the event that the RCF Private Placement has not closed prior to the Effective Date, as is expected by the Company, will be assigned by the Company to, and assumed by Holdco, and the rights and obligations of the Company thereunder will become the rights and obligations of Holdco;

(e)	each outstanding Common Share will be exchanged for one Holdco Share;

(f)	the Options, to the extent they have not been validly exercised as of the Effective Time will be exchanged for Replacement Options to receive upon exercise thereof that number of Holdco Shares as is equal to the number of Common Shares that the respective holder of the Options would otherwise have been entitled to receive upon exercise immediately prior to the Effective Time, and the Options will thereupon be cancelled. The term to expiry, conditions to and manner of exercise and other terms and conditions of the Replacement Options (including the exercise price of the Replacement Options, subject to adjustment in certain limited circumstances) will be the same as the terms and conditions of the Options for which they are exchanged;

(g)	in accordance with the certificate, indenture or documentation governing the terms and conditions of the Underwriter Compensation Options, each holder of an Underwriter Compensation Option outstanding immediately prior to the Effective Time will be entitled to receive (and such holder will accept), upon the exercise of such holder's Underwriter Compensation Options, in lieu of each Common Share to which such holder was therefore, entitled, upon such exercise and for the same aggregate consideration payable therefore, one Holdco Share, and each Underwriter Compensation Option will continue to be governed by and be subject to the terms of the certificate, indenture or documentation governing the terms and conditions of the Underwriter Compensation Options;

(h)	in accordance with the terms and conditions of the RSU Plan, each holder of a vested RSU (referred to in the RSU Plan as a "Vested Share Unit") will be entitled to receive one Holdco Share in lieu of each Common Share to which such holder would have been otherwise entitled to and any cash amount that a holder of a vested RSU is entitled to will be calculated on the price of a Holdco Share in substitution of a Common Share and each RSU will continue to be governed by and subject to the terms and conditions of the RSU Plan;

(i)	in accordance with the terms and conditions of the DSU Plan, each holder of a redeemed DSU will be entitled to receive one Holdco Share in lieu of each Common Share to which such holder would have been otherwise entitled to receive and any cash amount that a holder of a redeemed DSU is entitled to will be calculated on the price of a Holdco Share in substitution of a Common Share and each DSU will continue to be governed by and subject to the terms and conditions of the DSU Plan;

Page | xiii

(j)	in accordance with the terms and conditions of the certificate, indenture or documentation governing the terms and conditions of the Warrants, each holder of a Warrant outstanding immediately prior to the Effective Time will be entitled to receive (and such holder will accept), upon the exercise of such holder's Warrant, in lieu of each Common Share to which such holder was therefore, entitled, upon such exercise and for the same aggregate consideration payable therefore, one Holdco Share, and each Warrant will continue to be governed by and be subject to the terms of the certificate, indenture or documentation governing the terms and conditions of the Warrants;

(k)	Holdco shall adopt and implement the Holdco Stock Option Plan, the Holdco RSU Plan and the Holdco DSU Plan, each as shall be substantially similar to the Stock Option Plan, the RSU Plan and the DSU Plan of the Company, respectively; and

(l)	the sole outstanding Holdco Share issued to the Company in connection with the incorporation and organization of Holdco will be purchased by Holdco in consideration for $1.00 and cancelled.

Following completion of the Arrangement, Holdco will seek to list the Holdco Shares on the TSX and to become a "reporting issuer" in each jurisdiction in which the Company is currently a reporting issuer. In addition, the Company anticipates that the Holdco Shares will trade on the OTCQB in place of the Common Shares.

Procedure for Exchange

In order receive Holdco Shares for Common Shares on completion of the Arrangement, registered shareholders (other than Small Lot Shareholders) must complete and return the enclosed Letter of Transmittal together with the certificate(s) representing such Common Shares to the Depositary in accordance with the instructions set forth in the enclosed Letter of Transmittal. Non-Registered Holders must contact their nominee to deposit their Common Shares.

Small Lot Shareholders may elect to receive Holdco Shares for Common Shares on completion of the Arrangement by completing and returning the enclosed Election Form, together with the certificate(s) representing such Common Shares to the Depositary in accordance with the instructions set forth in the enclosed Election Form. If a Small Lot Shareholder does not make such election prior to the Effective Date, such Small Lot Shareholders will receive $0.20 per Common Share held in lieu of Holdco Shares. Any Small Lot Shareholder entitled to receive less than $10 (being the equivalent of less than 50 Common Shares) will not receive any cash payment.

From and after the Effective Time, certificates formerly representing Common Shares exchanged pursuant to the Plan of Arrangement shall represent only the right to receive certificates or a direct registration advice statement representing Holdco Shares to which the holders are entitled pursuant to the Arrangement.

Each certificate formerly representing Common Shares that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive Holdco Shares or any dividends or other distributions which may have been declared thereon. At the expiry of such period, all remaining Holdco Shares will be returned to Holdco or a successor thereof for cancellation and, subject to the requirements of law with respect to unclaimed property, if applicable, any certificate which prior to the Effective Date represented issued and outstanding Common Shares which has not been surrendered will cease to represent any claim or interest of any kind or nature against the Company, Holdco or the Depositary.

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The Arrangement Agreement

Effective Date of the Arrangement

After obtaining the Final Order and subject to the satisfaction or waiver of the conditions set forth in the Arrangement Agreement, including receipt of all appropriate regulatory approvals, the Arrangement will become effective on the Effective Date. The Effective Date shall be determined by the Company in its sole and absolute discretion, pursuant to the terms and conditions of the Arrangement Agreement.

Mutual Covenants of the Company and Holdco

In the Arrangement Agreement, each of the Company and Holdco have agreed to use all commercially reasonable efforts and do all things reasonably required to cause the Arrangement to be effective, and to do and perform all such acts and things and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of the Arrangement Agreement.

Conditions to Closing

The Arrangement Agreement provides that the obligations of Company to complete the Arrangement are subject to the satisfaction, on or before the Effective Time, of certain customary conditions precedent, each of which may be waived by the Company, including (without limitation), the parties obtaining all necessary (or desirable by the Company) shareholder, regulatory and judicial approvals and orders for the completion of the transactions provided in the Arrangement Agreement (including the Interim Order, approval by the special majority of shareholders at the Meeting, the Final Order, and TSX conditional approval), the parties obtaining all required third party consents, approvals and notices, and the issuance of the securities pursuant to the Arrangement being exempt from registration under the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption.

Termination

The Arrangement Agreement may at any time before or after the holding of the Meeting but in either case prior to the Effective Time be unilaterally terminated by direction of the Board of Directors in its sole and absolute discretion, without notice to or the approval of the other parties to the Arrangement Agreement or the Company's shareholders and without liability to any of them, and nothing expressed or implied in the Arrangement Agreement or in the Plan of Arrangement will be construed as fettering the absolute discretion of the Board of Directors to terminate the Arrangement Agreement and discontinue efforts to effect the Arrangement for whatever reasons they may consider appropriate.

Required Shareholder Approval

In order to implement the Arrangement, the Arrangement Resolution must be approved by at least 66 and 2/3% of the votes cast at the Meeting by the shareholders of the Company.

Information Concerning Holdco

General

NorZinc Ltd. is a wholly-owned subsidiary of the Company and was incorporated on May 7, 2018, pursuant to the provisions of the BCBCA in order to facilitate and participate in the Arrangement. Holdco was initially formed under the name "1163153 B.C. Ltd." and, on May 22, 2018, amended its constating documents to change its name to "NorZinc Ltd." Holdco currently has no subsidiaries and no assets. Since incorporation, it has carried on no business other than in connection with the Arrangement and as otherwise described in this Information Circular. The constating documents of Holdco will be in all material respects identical to those of the Company. The financial year end of Holdco is the same as the Company, being December 31st. The registered and records office of Holdco is the same as the Company, and is located at Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N9.

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Business of Holdco

From and after the Effective Date, Holdco will act as a public holding corporation and will be a reporting issuer in the same jurisdictions in which the Company currently is a reporting issuer. Holdco may issue equity and debt securities to the public to provide capital to its subsidiaries and to finance new investments. The Company will continue its current business. Further, there shall be no disposition of assets of the Company in connection with the Arrangement and all assets of the Company immediately prior to the Effective Date shall remain in the consolidated entity immediately following the Effective Date.

Share Capital of Holdco

The authorized share capital of Holdco consists of an unlimited number of Holdco Shares of which one Holdco Share has been issued to the Company in connection with the incorporation of Holdco. As at the date hereof, there were 266,111,543 Common Shares of the Company issued and outstanding. In addition, if the RCF Private Placement is completed prior to the Effective Date, as is anticipated by the Company, an additional 100,000,000 Common Shares of the Company will be issued to RCF VI LLC thereunder, and there is expected to be 366,111,543 Common Shares of the Company outstanding as at the Effective Date, and an equal number of Holdco Shares outstanding immediately following the Effective Date subject to the provisions of the Arrangement affecting Small Lot Shareholders.

Holdco Shares

The rights, privileges, restrictions and conditions attaching to the Holdco Shares are the same as the rights, privileges, restrictions and conditions attaching to the Common Shares.

Stock Option Plan, DSU Plan and RSU Plan

Pursuant to the Arrangement, Holdco will adopt and implement the Holdco Stock Option Plan, the Holdco RSU Plan and the Holdco DSU Plan, which will be substantially similar to the Stock Option Plan, the RSU Plan and the DSU Plan of the Company, respectively. Grants of options, restricted share units and deferred share units of Holdco following the Effective Date will generally be made under, and pursuant to the terms of such Holdco Stock Option Plan, Holdco RSU Plan and Holdco DSU Plan, respectively.

Options to Purchase Securities

As at the date hereof, there were 7,700,000 Options and 2,448,000 Underwriter Compensation Options outstanding allowing the holders thereof to purchase an aggregate of 10,148,000 Common Shares. Of the 7,700,000 Options outstanding, 2,500,000 Options were granted as an employment inducement outside of the Stock Option Plan (however, such Options are subject to the terms and conditions set out in the Stock Option Plan) to an officer of the Company. Common Shares issuable upon exercise of such employment inducement Options have been conditionally accepted for listing on the TSX. In addition, an aggregate of 9,214,224 Common Shares were issuable upon payout of 7,850,000 RSUs and 1,364,224 DSUs outstanding as at the date hereof. Directors and officers of the Company hold 6,250,000 of the Options, 6,550,000 RSUs and 1,364,224 DSUs, contractors and employees of the Company hold 1,450,000 Options, 1,300,000 RSUs and nil DSUs, and third party entities hold 2,448,000 Underwriter Compensation Options. In addition, if the RCF Private Placement is completed prior to the Effective Date, as is anticipated by the Company, there will be 50,000,000 Warrants outstanding as at the Effective Date. Following the completion of the Arrangement, the holders of the Options, RSUs, DSUs, Underwriter Compensation Options and, to the extent applicable, Warrants, outstanding as of the Effective Date will be entitled to purchase or receive, as applicable, such number of Holdco Shares as is equal to the number of Common Shares that the respective holder would have otherwise been entitled to purchase or receive, as applicable. Such Options will be governed by the terms of the Holdco Stock Option Plan, while such RSUs and DSUs will continue to be governed by the terms of the RSU Plan and the DSU Plan of the Company, respectively.

Prior Sales and Trading

Other than the issuance of one Holdco Share by Holdco to the Company in connection with its incorporation, Holdco did not issue or sell any securities of Holdco since its incorporation. No securities of Holdco are traded or quoted on any market; however, following the Arrangement, it is expected that the Holdco shares will be listed on the TSX and will trade on the OTCQB.

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Beneficial Ownership of Securities of Holdco

To the knowledge of the directors and executive officers of the Company, RCF VI LP is the only person who will beneficially own, control or direct, directly or indirectly, Holdco Shares carrying 10% or more of the voting rights attached to the Holdco Shares upon completion of the Arrangement.

If the RCF Private Placement is completed prior to the Effective Date, as expected by the Company, it is anticipated that RCF VI LP will beneficially own, control or direct, directly and indirectly through RCF VI LLC, 151,630,000 Holdco Shares representing approximately 41.42% of Holdco's issued and outstanding share capital (subject to the treatment of Small Lot Shareholders pursuant the Arrangement) immediately following the completion of the Arrangement. In addition, at such time, RCF VI LP, indirectly through RCF VI LLC, will have the right to acquire an additional 50,000,000 Holdco Shares upon the exercise of the Warrants in accordance with their terms. Assuming that RCF VI LLC exercises all 50,000,000 Warrants pursuant to, and in accordance with their terms, RCF VI LP will hold, directly and indirectly through RCF VI LLC, 201,630,000 Holdco Shares representing approximately 48.46% of Holdco's issued and outstanding share capital (on a partly-diluted basis, and subject to the treatment of Small Lot Shareholders pursuant to the Arrangement).

If the RCF Private Placement is not completed prior to the Effective Date, it is anticipated that RCF VI LP will beneficially own, control or direct, directly or indirectly, 51,630,000 Holdco Shares representing approximately 19.4% of Holdco's issued and outstanding share capital (subject to the treatment of Small Lot Shareholders pursuant to the Arrangement).

Dividend Policy of Holdco

Holdco has not paid any dividends on its Holdco Shares since its incorporation and it does not expect to pay dividends in the foreseeable future.

Financial Statements of Holdco

After the Effective Date, management believes that the consolidated financial statements of Holdco will be, in all material respects, the same as the financial statements of the Company immediately before the Arrangement, on a consolidated basis.

Directors and Officers of Holdco

The initial director of Holdco is Trevor L. Cunningham. Upon the completion of the Arrangement, the Holdco Board will be identical to the Board of Directors as elected at the Meeting, and each director of Holdco will hold office until the close of the next annual general meeting of holders of Holdco Shares or until their successors are elected or appointed. The Holdco Board will have the same committees with the same responsibilities as the Board of Directors as of the Effective Date. In addition, upon completion of the Arrangement, the management team of Holdco shall be comprised of those individuals who are the management team of the Company immediately prior to the Effective Date.

Executive Compensation of Holdco

No significant changes to the compensation of the Company's and, following the Effective Date, Holdco's management will occur because of the Arrangement, and Holdco's approach and philosophy to executive compensation and director compensation will not differ from the Company's approach and philosophy. If the RCF Private Placement is completed, Holdco will complete a compensation and benefits review in 2018 following completion of the Arrangement, as contemplated by the Amended and Restated Investor Agreement.

Indebtedness of Directors and Executive Officers of Holdco

It is anticipated that, as of the Effective Date, no current or former director, executive officer or employee of Holdco, or of any of its subsidiaries, will be indebted to Holdco nor will any indebtedness of any such person to another entity be subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Holdco.

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Audit Committees and Corporate Governance

Upon completion of the Arrangement, the Company's corporate governance practices will generally continue to apply to Holdco and will not be affected by the Arrangement. In addition, pursuant to the Arrangement, the Company's committees of the Board, including the Audit Committee, will become the committees of the Holdco Board, and the corporate policies and Board committee charters of the Company will become the corporate policies and committee charters of Holdco, and the mandates of the Board committees of the Company will become the mandates of the committees of the Holdco Board.

Auditor, Transfer Agent and Registrar

If approved by the Company's shareholders at the Meeting, the auditors of Holdco will be KPMG LLP, Chartered Professional Accountants, having an address at 777 Dunsmuir Street, 11th Floor, Vancouver, British Columbia, Canada, V7Y 1K3. It is expected that the registrar and transfer agent of the Holdco Shares will be Computershare Investor Services Inc., at its offices in Toronto, Ontario.

Material Contracts

Holdco does not currently have any material contracts. Pursuant to the Arrangement, the Amended and Restated Investor Agreement or, if the RCF Private Placement has not been completed prior to the Effective Date, as is expected by the Company, the Investor Agreement, will be assigned by the Company to, and assumed by Holdco, and the rights and obligations of the Company thereunder will become the rights and obligations of Holdco. Other than the Investor Agreement or the Amended and Restated Investor Agreement, as the case may be, the Company will remain party to its other material contracts, which such material contracts will indirectly be the material contracts of Holdco.

Legal Proceedings and Regulatory Actions

Holdco is not and was not since its incorporation party to any legal proceedings or regulatory actions, and Holdco is not aware of any legal proceedings or regulatory actions being contemplated with respect to Holdco.

TSX and OTCQB

The Company received conditional approval of the listing of the Holdco Shares on the TSX in substitution of the Common Shares, as well as the Holdco Shares issuable pursuant to the Holdco Stock Option Plan, Holdco RSU Plan and Holdco DSU Plan, subject to certain conditions typically for a transaction of this nature, as well as the condition that the Arrangement Resolution is approved by the requisite majority of the Company's shareholders voting thereon at the Meeting. If the Arrangement is completed, the Holdco Shares will be listed and will trade on the TSX under the existing Common Share symbol, "CZN", while the Common Shares of the Company will cease to trade on the TSX.

In addition, following the Arrangement, the Company anticipates that the Holdco Shares will trade on the OTCQB under the existing Common Share symbol, "CZICF", while the Common Shares of the Company will cease to trade on the OTCQB.

Required Court Approvals

The Arrangement requires approval by the Court under Subsection 291(4) of the BCBCA. Prior to the mailing of the Information Circular, the Company obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters related to the Meeting. A copy of the Interim Order is attached to this Information Circular as Schedule "D". Following approval of the Arrangement Resolution by the Company's shareholders at the Meeting, the Company will make an application to the Court for the Final Order at 9:45 a.m. (Vancouver time) on July 6, 2018 or as soon thereafter as the Court may direct or counsel for the Company may be heard. A copy of the notice of petition for the Final Order is attached to this Information Circular as Schedule "E". The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities to be issued pursuant to the Arrangement will not be registered under the U.S. Securities Act and will be issued in reliance on the exemption from registration provided by Section 3(a)(10) thereunder and that the Final Order will constitute the basis for such exemption. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities, or partly in such exchange and partly for cash, from the registration requirements of the U.S. Securities Act where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered.

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At the hearing for the Final Order, the Court may approve the Arrangement either as proposed, or make the Arrangement subject to such terms and conditions as the Court considers appropriate, or may dismiss the application. Depending upon the nature of any required amendments, the Company or Holdco may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to each of them.

Certain Canadian Federal Income Tax Considerations

This Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents and non-residents of Canada and which relate to the Arrangement. Securityholders should carefully read the information under "The Arrangement – Certain Canadian Federal Income Tax Considerations".

Certain United States Federal Income Tax Considerations

This Information Circular contains a summary of the principal United States federal income tax considerations relevant to U.S. Holders (as defined below) and which relate to the Arrangement. Securityholders should carefully read the information under "The Arrangement – Certain United States Federal Income Tax Considerations".

Canadian Securities Law Considerations

The Replacement Shares to be issued to the Company's shareholders in connection with the Arrangement will be issued under exemptions from the requirements to provide a prospectus under applicable Canadian securities laws. The Replacement Shares may be resold in each of the provinces and territories of Canada without significant restriction, provided that Holdco is a "reporting issuer" under applicable securities legislation in a jurisdiction of Canada at the time of resale, the holder is not a "control person" as defined in the applicable securities legislation, no unusual effort is made to prepare the market or create a demand for the securities, no extraordinary commission or consideration is paid in respect of that sale and there is no order or injunction preventing such resale.

Holdco is not, as at the date hereof, a reporting issuer in any province or territory of Canada; however, upon completion of the Arrangement, Holdco will be a reporting issuer in each of the provinces of Canada, and has applied to list the Holdco Shares on the TSX.

United States Securities Law Considerations

The securities to be distributed pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act, and are being issued in reliance on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act ("Section 3(a)(10) Exemption") on the basis of the approval of the Court, which will consider, among other things, the fairness of the terms and conditions of the Arrangement of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. See "The Arrangement – Required Court Approvals". The Replacement Shares to be issued to the Company's shareholders under the Arrangement will be freely transferable under U.S. federal securities laws, except that the U.S. Securities Act will impose certain restrictions on the resale of Replacement Shares received pursuant to the Arrangement by persons who are, or within the 90 days immediately before such resale were, "affiliates" (as defined in Rule 144 under the U.S. Securities Act) of Holdco. See "The Arrangement –United States Securities Law Considerations".

Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) Exemption. Therefore, the Section 3(a)(10) Exemption is not available to exempt the issuance of Holdco Shares issuable on the exercise of the Replacement Options and may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Prior to the issuance of Holdco Shares pursuant to any such exercise, Holdco may require the delivery of an opinion of counsel or other evidence reasonably satisfactory to Holdco to the effect that the issuance of such Holdco Shares does not require registration under the U.S. Securities Act or applicable state securities laws.

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Risk Factors

Risk factors related to the business of the Company as contained in the Annual Report, the Company's audited consolidated financial statements and notes thereto for the years ended December 31, 2017 and 2016 and the Company's management's discussion and analysis for the three month period ended March 31, 2018 will generally continue to apply to Holdco after the Effective Date and will not be affected by the Arrangement. If the Arrangement is completed, the business and operations of, and an investment in, securities of Holdco will be subject to these risk factors. Securityholders should carefully consider those risk factors as well as the additional risk factors relating to the RCF Private Placement and to the Arrangement, including risks related to the following:

•	uncertainty regarding the RCF Private Placement and ongoing funding;
•	the RCF Private Placement will give RCF significant influence over the Company;
•	future changes in the Company's relationship with RCF;
•	future sales or distributions of Common Shares by RCF;
•	the Arrangement may not be completed; and
•	the possible failure to realize the anticipated benefits of the Arrangement.

Please see "Risk Factors" for more detail.

[The remainder of this page is intentionally left blank.]

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Canadian Zinc Corporation

Suite 1710, 650 West Georgia Street

Vancouver, British Columbia V6B 4N9

INFORMATION CIRCULAR

(As at May 25, 2018, except as otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Canadian Zinc Corporation for use at the annual general and special meeting of the holders of Common Shares of the Company to be held on June 27, 2018 and at any adjournments thereof. The solicitation will be conducted by mail and may be supplemented by telephone, electronic or other personal contact to be made without special compensation by directors, officers and employees of the Company. The cost of solicitation will be borne by the Company.

Notice-and-Access

The Company is not sending this Information Circular to registered or beneficial shareholders using "notice-and-access" as defined under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101").

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

Voting by Proxy

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy in the accompanying form will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters specified in the Notice of Meeting for this Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

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Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Non-Registered Holders

Only shareholders whose names appear on the records of the Company as the registered holders of Common Shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of a nominee such as a brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a registered shareholder in respect of Common Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of NI 54-101, the Company has distributed copies of the Notice of Meeting, this Information Circular, the proxy and other materials (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Holders may be either "objecting beneficial owners" ("OBOs") or "non-objecting beneficial owners" ("NOBOs"), as such terms are defined in NI 54-101. The Company is mailing Meeting Materials directly to NOBOs under NI 54-101. The Company intends to pay for Intermediaries to deliver the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary to the OBOs.

As stated above, Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the Company's registrar and transfer agent as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

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In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

In addition, Canadian securities legislation permits the Company to forward meeting materials directly to NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form ("VIF") from Computershare. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive. If you are a Non-Registered Holder and the Company or its agent has sent these materials directly to you (instead of through an Intermediary), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Revocability of Proxy

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as set out herein, to the knowledge of the management of the Company, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management for election as a director of the Company, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

RCF VI LLC and RCF VI LP, both located at 1400 Sixteenth Street, Suite 200, Denver, Colorado, USA 80202, have an interest in the RCF Private Placement by virtue of being the subscriber of the Units thereunder, and the parent of such subscriber, respectively. See "RCF Private Placement" below. As of the Record Date for the Meeting, May 18, 2018, RCF VI LP directly held 51,630,000 Common Shares representing approximately 19.4% of the Company's issued and outstanding share capital.

If the RCF Private Placement is approved by the Company's shareholders at the Meeting, John F. Kearney, the Chairman and Chief Executive Officer of the Company as at the date hereof will retire as the Chief Executive Officer of the Company and will remain as the Chairman of the Company, and Robert J. (Don) MacDonald will be appointed as Chief Executive Officer of the Company.

Voting Securities and Principal Holders Thereof

The Company is authorized to issue an unlimited number of Common Shares without par value, of which as at the Record Date for the Meeting, May 18, 2018, a total of 266,111,543 Common Shares were issued and outstanding. The holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on the Record Date for the Meeting will be entitled to receive notice of and vote at the Meeting. The Company has only one class of shares.

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Other than as set out below, to the knowledge of the directors and executive officers of the Company, as at the Record Date for the Meeting, no person or entity beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to the Common Shares of the Company:

Name of Owner	Number of Common Shares	Percentage
Resource Capital Fund VI L.P.	51,630,000	19.4%

* Based on filings made on the System for Electronic Disclosures by Insiders (www.sedi.ca) website as of the Record Date.

Majority Voting Policy Disclosure

As required by the policies of the TSX, the Board of Directors of the Company adopted a majority voting policy (the "Majority Voting Policy"). In accordance with the requirements of the TSX, the Majority Voting Policy provides as follows:

•	In an election of directors, other than at a Contested Meeting (as defined below), any director who receives a greater number of shares withheld, than shares voted in favour of his or her election, must immediately tender his or her resignation ("Resignation") to the Board of Directors.
•	The Board shall determine whether or not to accept the Resignation within 90 days after the date of the relevant meeting.
•	The Board shall accept the Resignation absent exceptional circumstances.
•	The Resignation will be effective when accepted by the Board.
•	The director tendering the Resignation will not participate in any Board or committee meeting at which the Resignation is considered.
•	The Company shall promptly issue a news release with the Board's decision regarding the Resignation and send a copy to the TSX.
•	If the Resignation is not accepted, the news release shall fully state the reasons for that decision.

For the purposes of the Majority Voting Policy, a "Contested Meeting" is a meeting at which the number of directors nominated for election is greater than the number of seats available on the Board.

Election of Directors

Each director of the Company holds office until the next annual general meeting of shareholders or until his successor is elected or appointed.

At the Meeting, shareholders will be asked to fix the number of directors of the Company at seven (7).

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

The table on the following page provides the names of the directors proposed by management and information concerning them, as furnished by the individual proposed directors. To maintain the independence of the Board by limiting the members of management on the Board, Alan B. Taylor, the Vice President, Exploration and Chief Operating Officer of the Company, and a director of the Company since March 2004 has agreed to not stand for re-election at the Meeting. In the absence of any instructions to the contrary, the Management Proxyholders intend to vote for the election of the proposed directors. Management does not contemplate that any of the proposed directors will be unable to serve as a director. The Board of Directors has an Audit Committee, a Compensation Committee, a Nomination Committee and a Health & Safety Committee. Members of these committees are as set out below. The Company does not have an Executive Committee of its Board.

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Name, Jurisdiction of Residence and Position Held with the Company	Age	Principal Occupation During Preceding Five Years	Date First Became Director of the Company

John F. Kearney (4) Ontario, Canada Chairman, Chief Executive Officer and Director(5)	67	Chairman and Chief Executive Officer of the Company since 2003; Chairman of Labrador Iron Mines Limited since May 2007; Chairman of Conquest Resources Limited since 2001; Chairman of Anglesey Mining plc since 1994.	November 2001

Dave Nickerson (1) (2) (3) Northwest Territories, Canada Director	74	Professional Engineer, Mining consultant; previously Chairman of Northwest Territories Water Board; Member of Parliament, Member of NWT Legislative Assembly; Government Minister.	March 2004

Jean-Charles Potvin (1) (4) Ontario, Canada Director	65	Chairman, Murchison Minerals Ltd.; Director, Gold Reserve Inc. since 1993; and Director, Azimut Exploration Inc. since 2001. Prior to 2012, President Tiomin Resources.	June 2016

Malcolm J. A. Swallow (2) British Columbia, Canada Director	67	Professional Engineer, BC (Mining Engineering); Consultant; Director, Silvercorp Minerals Inc. from 2013 to 2017; and prior to 2012, Director of Inter-Citic Minerals.	June 2016 (prior thereto, Mr. Swallow served as a Director between 2000 – 2003)

Robert J. (Don) MacDonald British Columbia, Canada President(5)	63	President of the Company since May 16, 2018. Prior thereto, Acting President and Chief Executive Officer from 2016 to 2017, and Chief Financial Officer from 2010 to 2017 of KGHM International Ltd. (formerly QuadraFNX Mining Ltd.); and previously, Chief Financial Officer of NovaGold Resources Inc. from 2003 to 2010.	N/A

Ian R. Ward (3) Ontario, Canada Director	71	Professional Engineer (Ontario) Retired. Senior Advisor and Vice President Metallurgy and Processing, Kinross Gold Corporation from 2010 to 2015; prior thereto Senior Vice President, Project Development, Mustang Minerals Corp.; and previously President and Principal Metallurgist, Micon International Limited.	June 2016

John M. Warwick (1) (2) (4) Ontario, Canada Director	64	Financial Consultant (CFA); special advisor to Paradigm Capital Inc.; and Director, Sherritt International Corporation since 2017. Prior to 2015, Managing Director, Investment Banking, founding partner and Head of Corporate Finance, Paradigm Capital Corporation.	June 2016

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Health & Safety Committee.
(4)	Member of the Nomination Committee.
(5)	If the RCF Private Placement is approved by the Company's shareholders at the Meeting, Mr. Kearney will retire as the Chief Executive Officer of the Company and will remain as the Chairman of the Company, and Mr. MacDonald will be appointed as Chief Executive Officer of the Company.

None of the proposed directors for election at the Meeting were nominated by a shareholder of the Company.

The following table sets forth, to the best of management's knowledge, the securities of the Company owned or controlled or directed, directly or indirectly, by the Company's proposed directors as at the Record Date for the Meeting.

Name	Common Shares beneficially owned, controlled or directed, directly or indirectly	Percentage of Outstanding Common Shares (%)	Stock Options, DSUs, and RSUs owned, controlled or directed, directly or indirectly
John F. Kearney	3,700,909	1.39	4,000,000
Dave Nickerson	173,000	0.07	626,356
Jean-Charles Potvin	104,000	0.04	434,467
Malcolm J. A. Swallow	-	-	434,467
Robert J. (Don) MacDonald	504,000	0.19	2,500,000
Ian R. Ward	5,000	0.00	434,467
John M. Warwick	100,000	0.04	434,467
Total	4,586,909	1.73	8,864,224

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Except as described below, to the knowledge of the Company, no proposed director:

(a)	is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

(i)	was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, other than Dave Nickerson, Director, who was a Director of Tyhee Gold Corp. in respect of which a cease trade order was issued in September 30, 2015 for failure to file financial statements, which cease trade order remains in effect; or

(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)	is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than John Kearney, who is also a Director of Labrador Iron Mines Holdings Limited which, on April 2, 2015, instituted proceedings in the Ontario Superior Court of Justice for a financial restructuring under the Companies Creditors Arrangement Act, and had a plan of arrangement sanctioned by the Court on December 14, 2016, having been approved by creditors at meetings held on December 6, 2016; and Dave Nickerson, who was a director of Tyhee Gold Corp., which on August 1, 2017 filed an assignment into bankruptcy; or

(c)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Statement of Executive Compensation

Compensation Discussion and Analysis

Objectives of Executive Compensation

The Board has appointed a Compensation Committee which has responsibility for determining compensation for the directors and senior management. Since June 2016, the Compensation Committee consisted of John Warwick, Malcolm J. A. Swallow and Dave Nickerson (all considered independent directors). The Company does not have a formal compensation plan in place for its Named Executive Officers or NEOs (defined below under the heading "Summary Compensation Table"). The general compensation philosophy of the Company for executive officers, including for the CEO, is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide longer-term incentive compensation, such as the grant of stock options, which aligns the interest of executives with those of shareholders and encourages senior management to have a direct and identifiable impact on the performance of the Company and to develop and implement a long-range strategy.

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If the Arrangement is completed, Holdco will have the same Named Executive Officers as the Company's Named Executive Officers immediately prior to the Effective Date, and no significant changes to the compensation of such Named Executive Officers will occur as a result of the Arrangement. In addition, Holdco's approach and philosophy to executive compensation and director compensation will not differ from the Company's current approach and philosophy. The Company (if the RCF Private Placement is completed and the Arrangement is not completed) or Holdco (if both the RCF Private Placement and the Arrangement are completed), as applicable, will complete a compensation and benefits review in 2018, as contemplated by the Amended and Restated Investor Agreement. Furthermore, if the RCF Private Placement is approved by the Company's shareholders at the Meeting, Robert J. (Don) MacDonald will be appointed as the Chief Executive Officer of the Company (or Holdco as applicable), and John F. Kearney will retire as the Chief Executive Officer and will remain as the Chairman.

The Company is primarily engaged in the exploration and development of its Prairie Creek Property located in the Northwest Territories, Canada. The Company is considered to be in the exploration and development stage, given that its Prairie Creek Property is not in production and, to date, has not earned any significant revenues and does not generate revenues from operations. Accordingly, the Company is reliant upon funding from capital raising activities. Therefore, the use of traditional performance standards, such as corporate profitability, is not considered to be appropriate in the evaluation of corporate or executive performance, and the Board of Directors has to consider the financial situation of the Company in a wider context and involving the ongoing status of the Prairie Creek Project, when setting its executive compensation levels.

Historically, the compensation of executive officers of the Company has been comprised primarily of cash compensation and the allocation of incentive stock options and restricted share units. In establishing levels of remuneration and in granting stock options and restricted share units, the Compensation Committee, having taken into consideration the financial position of the Company, takes into consideration the executive's performance, level of expertise, responsibilities and length of service to the Company, as well as comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. When determining an element of compensation to be paid to a particular NEO, the Compensation Committee takes into account the amount of each other element of compensation that has been paid to that NEO. Interested executives do not participate in reviews, discussions or decisions of the Compensation Committee or the Board of Directors regarding this remuneration. The Compensation Committee's responsibilities and composition are described below under the heading "Corporate Governance Disclosure – Compensation Committee".

Goals and objectives for the Company are typically set through discussions at Board meetings, and senior management will then work to achieve these goals and objectives. Follow-up on progress would typically take place at subsequent Board meetings. The Board did not set formal, person-specific, performance goals for the Named Executive Officers for 2017, but did set specific primary and secondary corporate objectives. Awarding additional compensation upon successful completion of corporate objectives is entirely at the discretion of the Compensation Committee. Given the size of the Company, this is considered appropriate to effectively manage the business and allow the Named Executive Officers to move the business forward.

While the Company does not actively benchmark its compensation programs for executive officers, and the individual components thereof, it does review compensation levels within the industry primarily through the use of third-party "Compensation Reports", which are available through certain consulting firms. These reports typically include information for larger mining companies but do assist the Compensation Committee in determining approximately the salary levels and other benefits in place across the industry.

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The Compensation Committee relies on the general knowledge and experience of its members, and recommendations from senior management, in reviewing appropriate levels of compensation for executive officers and the implementation of, or amendment to, any other aspects of compensation that the Compensation Committee may review from time to time. All Compensation Committee members have relevant general, but not direct, experience in executive compensation and compensation policies and practices in the junior mineral resources business gained through current and prior experience in business, the minerals industry and government. Neither the Company nor the Compensation Committee currently has nor at any time during 2017 had any contractual arrangement with any compensation consultant. In connection with the RCF Private Placement, the Company has agreed to complete a compensation and benefits review in 2018, with a scope and engagement to be agreed on by the Company and RCF VI LLC.

The Compensation Committee is responsible for considering the risks associated with the Company's compensation policies and practices and has not identified any specific risks associated with the Company's compensation policies and practices that are reasonably likely to have a material adverse effect.

Because of the current scale and scope of the Company's operations, and the limited number of senior management and employees, and the oversight by the Board of all significant activities, including risk management, the Compensation Committee does not believe that the Company's compensation policies and practices would encourage any executive officer to take inappropriate or excessive risk.

The Company has not prohibited its executive officers or directors from purchasing financial instruments that are designed to hedge or off-set a decrease in market value of any securities of the Company granted as compensation or held, directly or indirectly, by an executive officer or director.

Base Salary

The Company traditionally provided executive officers with base salaries which represent their minimum compensation for services rendered during the fiscal year. Salary levels are based upon the executive's experience, responsibilities, performance, and time commitment. Base salaries are usually reviewed annually by the Compensation Committee.

In August 2015, having regard to the financial position of the Company and in light of continued uncertainty in the capital markets and the then current lack of investor interest in the resource sector, the Board implemented cost reduction measures which included a change in the composition of the remuneration of each of the CEO, the CFO, the Chief Operating Officer ("COO") and the Vice President of Exploration, which involved a reduction in the cash component of base salary combined with the grant of RSUs.

In August 2016, having regard to the improved financial position of the Company, the Compensation Committee again reviewed the base salaries of the CEO, CFO, and COO and recommended the cash cost reduction measures be removed along with appropriate increases in base salary in line with industry standards.

In respect of 2017, the Compensation Committee reviewed the base salaries of the CEO, CFO, and COO and did not recommend any adjustments to the base salaries which had been revised in mid 2016. In connection with the RCF Private Placement, the Company has agreed to complete a compensation and benefits review in 2018, with a scope and engagement to be agreed on by the Company and RCF VI LLC.

Restricted Share Units

In 2014, the Company adopted the RSU Plan for the benefit of the Company's employees, directors and consultants. The RSU Plan is intended to assist the Company in the recruitment and retention of highly qualified employees, directors and eligible consultants by providing a means to reward performance, to motivate participants under the RSU Plan to achieve important corporate and personal objectives and, through the proposed issuance by the Company of Common Shares under the RSU Plan, to better align the interests of participants with the long-term interests of Shareholders.

The Board uses RSUs issued under the RSU Plan as part of the Company's overall executive compensation plan. Since the value of RSUs increase or decrease with the price of the Common Shares, RSUs reflect a philosophy of aligning the interests of executives with those of the shareholders by tying executive compensation to Common Share price performance. In addition, RSUs assist in the retention of qualified and experienced executives by rewarding those individuals who make a long term commitment.

The RSU Plan is administered by the Compensation Committee. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria. The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the RSU Plan is a variable number equal to 3% of the issued and outstanding Common Shares of the Company as of the date of the grant on a non-diluted basis.

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In 2016, in recognition of the completion of the 2016 Preliminary Feasibility Study and the completion of the July 2016 Financing of $10.2 million, the Company granted a total of 1,900,000 RSUs to senior officers. The RSUs granted were subject to a 10 to 18 month vesting period, a payout date of two and a half to three years, and an expiry date of five years.

In respect of 2017, in recognition of the completion of the 2017 Feasibility Study, the completion of the Environmental Assessment of the All Season Road, the completion of an extensive exploration drilling program in Newfoundland, and the successful negotiation of the of the US$10 million Bridge Loan, subsequent to year end, the Company granted a total of 2,300,000 RSUs to senior officers. The RSUs granted were subject to a twelve-month vesting period, a payout date of two years, and an expiry date of five years.

If the Arrangement is completed, Holdco will adopt and implement the Holdco RSU Plan, which will be substantially similar to the RSU Plan of the Company, and awards of restricted share units of Holdco following the Effective Date will generally be made under, and pursuant to the terms of, such Holdco RSU Plan.

Stock Options

The grant of Options to purchase Common Shares of the Company, pursuant to the Company's Stock Option Plan is an integral component of executive officer compensation packages. The Company's Stock Option Plan is administered by the Board of Directors, with Option grants being recommended by the Compensation Committee to the Board. The Stock Option Plan is designed to give each Optionholder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Previous Option grants are considered when reviewing executive officer compensation packages as a whole.

In 2016, 3,750,000 (2017 and 2015 – nil) Options were granted to officers and directors of the Company. No Options were exercised by officers or directors in 2017, 2016 or 2015. In May 2018, 2,500,000 Options were granted to Robert J. (Don) MacDonald as an employment inducement outside of the Stock Option Plan (however, such Options are subject to the terms and conditions set out in the Stock Option Plan). Common Shares issuable upon exercise of such employment inducement Options have been conditionally accepted for listing on the TSX.

If the Arrangement is completed, Holdco will adopt and implement the Holdco Stock Option Plan, which will be substantially similar to the Stock Option Plan of the Company, and grants of options of Holdco following the Effective Date will generally be made under, and pursuant to the terms of, such Holdco Stock Option Plan.

Other Incentives

The Company does not have a formal annual incentive bonus plan in place. Any award of a bonus to executive officers is entirely at the discretion of the Board of Directors based upon recommendation by the Compensation Committee. In considering the payment of a discretionary bonus to executive officers, the Compensation Committee takes into account the individual performance and efforts of the executive during the year, the progress made by the Company in furthering its business plan and the overall economic climate. As discussed above, there are no specific individual performance targets set ahead of time when determining additional payments such as bonuses.

In respect of 2017, subsequent to year end, the COO of the Company was awarded a cash bonus of $50,000 primarily in recognition of the successful completion of the 2017 Feasibility Study and the completion of the Environmental Assessment of the All Season Road. No other incentive bonuses were awarded in 2017, 2016 and 2015.

The Company's health benefit plan is available to all full-time employees. The benefit plan is designed to protect the health of all employees and their dependents, and to provide coverage in the event of disability or death.

Perquisites and personal benefits provided to executive officers reflect competitive practices and particular business needs. They are not considered a material component of the executive compensation program.

The Company does not directly link executive compensation to total cumulative shareholder return, as the Company is not in active operations. Instead, the goals of the Company at this point in time are more qualitative and geared towards successfully progressing the development of the Prairie Creek Mine. The Compensation Committee does, however, consider the financial position of the Company and the general economic situation when assessing compensation. In connection with the RCF Private Placement, the Company has agreed to complete a compensation and benefits review in 2018, with a scope and engagement to be agreed on by the Company and RCF VI LLC.

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Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return over the last five financial years of the Common Shares of the Company, assuming a $100 investment in the Common Shares of the Company on December 31, 2012, with the S&P/TSX Composite Index during such period, assuming dividend reinvestment.

CUMULATIVE VALUE OF A $100 INVESTMENT AS OF DECEMBER 31

DATA	2012	2013	2014	2015	2016	2017
CZN	100	118	54	26	54	42
S&P/TSX	100	110	118	105	123	130

The performance of the Company's Common Shares over the past five years has been linked to market sentiment and general market conditions, and, in particular, the stock market performance of, and investor interest in, junior mineral exploration and development companies, and to the status of the permitting and financing of the Prairie Creek Project.

The Company does not directly link executive compensation to total cumulative shareholder return, as the Company is not in active operations. Instead, the goals of the Company at this point in time are more qualitative and geared towards successfully progressing the development of the Prairie Creek Mine. The Compensation Committee does, however, consider the financial position of the Company and the general economic situation when assessing compensation.

Summary Compensation Table

The following table (presented in accordance with Form 51-102F6 Statement of Executive Compensation) sets out all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years ended on December 31, 2017, 2016 and 2015 in respect of the CEO and the CFO (who acted in such capacity for all or any portion of the most recently completed financial year), and each of the three most highly compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity, (other than the CEO and the CFO), as at December 31, 2017 whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively, the "Named Executive Officers" or "NEOs").

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					Non-equity incentive plan compensation ($)
Name And Principal Position	Year	Salary ($)	Share- based awards(1) ($)	Option- based awards (1) ($)	Annual incentive plans (2)	Long- term incentive plans (2)	Pension value ($)	All other compensation(3) ($)	Total Compensation ($)

John F. Kearney	2017	175,000	150,000	Nil	Nil	Nil	Nil	Nil	325,000
Chairman, President,	2016	131,250	330,000	172,692	Nil	Nil	Nil	Nil	633,942
CEO and Director (4)(5)	2015	134,522	110,000	Nil	Nil	Nil	Nil	Nil	244,522

Alan B. Taylor	2017	200,000	75,000	Nil	50,000	Nil	Nil	Nil	325,000
COO, Vice President,	2016	141,667	165,000	172,692	Nil	Nil	Nil	Nil	479,359
Exploration, Director (4)	2015	154,560	110,000	Nil	Nil	Nil	Nil	Nil	264,560

Trevor L. Cunningham	2017	197,600	60,000	Nil	Nil	Nil	Nil	Nil	257,600
CFO, Vice President,	2016	155,438	132,000	129,519	Nil	Nil	Nil	Nil	416,957
Finance	2015	148,942	82,500	Nil	Nil	Nil	Nil	Nil	231,442

Michael Vande Guchte	2017	175,000	60,000	Nil	Nil	Nil	Nil	Nil	235,000
Vice President,	2016	123,958	Nil	86,347	Nil	Nil	Nil	Nil	210,305
Exploration (Paragon)	2015	138,542	55,000	Nil	Nil	Nil	Nil	Nil	193,542

(1)	The value of share-based and option-based awards represents the grant date fair value of the RSUs or Options awarded. The option-based awards granted vest quarterly in equal tranches over two years and the fair value was determined using the Black-Scholes option pricing model assuming a dividend yield of 0%; a risk free interest rate of 0.54%; an expected life of 2.6 to 3.5 years; and an expected volatility of 92% to 97%. The share-based awards granted are subject to a 10 to 18 month vesting period; a payout date of two to three years; an expiry date of five years; and are assigned a fair value based on the Common Share price at time of grant.

(2)	The Company does not have a formal incentive or bonus plan tied to set targets. Any incentive payments are entirely discretionary and are reviewed by the Compensation Committee as part of an overall review of performance for the year. In respect of 2017, subsequent to year end, the COO was awarded a cash bonus of $50,000 primarily in recognition of the successful completion of the 2017 Feasibility Study and the completion of the Environmental Assessment of the All Season Road.

(3)	Perquisites have not been included, as they do not exceed 10% of total salary for the financial years presented.

(4)	John Kearney and Alan Taylor are directors of the Company but were not compensated for services in this capacity.

(5)	Mr. Kearney ceased from his role as the President of the Company on May 16, 2018, and Robert J. (Don) MacDonald was appointed as the Company's President on the same date. If the RCF Private Placement is approved by the Company's shareholders at the Meeting, Mr. Kearney will retire as the Chief Executive Officer of the Company and will remain as the Chairman of the Company, and Mr. MacDonald will be appointed as the Chief Executive Officer of the Company.

Incentive Plan Awards

The following table shows all awards outstanding to each Named Executive Officer as at December 31, 2017.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
John F. Kearney	1,000,000	0.35	August 10, 2021	Nil	1,000,000	165,000	260,000

Alan B. Taylor	1,000,000	0.35	August 10, 2021	Nil	500,000	82,500	195,000

Trevor L. Cunningham	750,000	0.35	August 10, 2021	Nil	400,000	66,000	149,500

Michael Vande Guchte	500,000	0.35	August 10, 2021	Nil	400,000	66,000	65,000

(1)	Calculated based on the difference between the market value of the Common Shares underlying the option-based awards at the end of the most recently completed financial year, which was $0.165, and the exercise or base price of the option-based award.

(2)	Calculated based on the market value of the Common Shares underlying the share-based awards (RSUs) at the end of the most recently completed financial year, which was $0.165.

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Incentive plan awards – value vested or earned during the year ended December 31, 2017

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
John F. Kearney	Nil	430,000	Nil

Alan B. Taylor	Nil	342,500	Nil

Trevor L. Cunningham	Nil	261,250	Nil

Michael Vande Guchte	Nil	127,500	Nil

(1)	The value of vested Options represents the aggregate dollar value that would have been realized if any of the Options granted had been exercised on the vesting dates. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise price of the Options on the vesting date.
(2)	The Company does not have a formal bonus plan tied to set targets. Any bonus payments are entirely discretionary and are reviewed by the Compensation Committee as part of an overall review of performance for the year.

Stock Option Plan

At the Company's annual general meeting of shareholders held on June 13, 2012, shareholders approved the adoption of the current Stock Option Plan. The Plan is a fixed stock option plan pursuant to which Options on up to 7,500,000 Common Shares may be issued to directors, officers, employees and service providers of the Company. Under the Plan, Options to purchase Common Shares of the Company may be granted to employees, officers and directors of the Company or subsidiaries of the Company and other persons or companies engaged to provide ongoing management or consulting services for the Company or any entity controlled by the Company.

In determining the number of Common Shares of the Company subject to each Option granted under the Plan, consideration is given to the present and potential contribution by the recipient of such Option to the success of the Company and the appropriate number and percentage of Options that should be awarded and held by the recipient of Options relative to the total number of Common Shares issued and Options granted. As at December 31, 2017, there were 5,200,000 Options outstanding and 2,300,000 available for issuance, representing approximately 1.95% and 0.86%, respectively, of the Company's issued and outstanding Common Shares as at such date. See "Equity Compensation Plan Information" below. As at the Record Date for the Meeting, there were 7,700,000 Options outstanding and 2,300,000 available for issuance, representing approximately 2.89% and 0.86%, respectively, of the Company's issued and outstanding Common Shares as at such date. Of the 7,700,000 Options outstanding, 2,500,000 Options were granted as an employment inducement outside of the Stock Option Plan (however, such Options are subject to the terms and conditions set out in the Stock Option Plan) to an officer of the Company. Common Shares issuable upon exercise of such employment inducement Options have been conditionally accepted for listing on the TSX.

The purpose of the Company's equity compensation plans is to attract and motivate directors, officers and employees of, and service providers to, the Company (collectively, the "Optionees") and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through the Options. The Plan authorizes the Board of Directors (or compensation committee) to grant Options to the Optionees on the following terms:

•	Options may be granted to directors, officers and employees of the Company as well as persons or corporations engaged to provide services to the Company (or any entity controlled by the Company) and any individuals employed by such persons or corporations.
•	The maximum number of Common Shares that may be reserved for issue under the Plan is 7,500,000 Common Shares.
•	The total number of Common Shares issuable to all insiders of the Company at any time, under all security based compensation arrangements of the Company, cannot exceed 10% of the Company's issued and outstanding Common Shares.
•	The number of Common Shares issued to insiders of the Company as a group, within any one year period, under all security based compensation arrangements of the Company, cannot exceed 10% of the Company's issued and outstanding Common Shares as at the end of such one year period.
•	The exercise price for Options granted under the Plan must be not less than the closing market price on the day preceding the date of grant of the Options.

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•	Vesting of Options will be at the discretion of the Board of Directors, or any committee authorized by the Board of Directors to administer the Plan.
•	The maximum term of Options granted under the Plan will be ten years from the date of grant, subject to extension in the event of a management imposed black-out period.
•	Any outstanding Options with an expiry date occurring during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is ten trading days following the end of the black-out period.
•	If an Optionee ceases to be eligible to receive Options under the Plan as a result of termination for cause, any outstanding Options held by such Optionee on the date of such termination shall be cancelled as of that date.
•	If an Optionee ceases to be eligible to receive Options under the Plan for reasons other than termination for cause (or death), any outstanding Options held by such Optionee at such time shall remain exercisable for a period ending on the earlier of the expiry time of such Option or three months after the Optionee ceases to be eligible to receive Options. Notwithstanding the foregoing, the Board of Directors may, on a case by case basis, allow such Options to remain in full force and effect until any time up to the original expiry time of such Options, irrespective of whether such expiry time is more than three months after the Optionee ceases to be eligible to receive Options.
•	Any outstanding Options held by an Optionee at the time of his or her death shall remain exercisable by the person or persons to whom the rights of the Optionee's Options are passed by the will of the Optionee or the laws of descent and distribution for a period ending on the earlier of the expiry date of such Options or one year after the Optionee's death.
•	The Board of Directors may from time to time, without shareholder approval and subject to applicable law and to the prior approval, if required, of TSX or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan to:
(a)	make amendments of a clerical or typographical nature and to include clarifying provisions in the Plan;
(b)	implement features or requirements that are necessary or desirable under applicable tax and securities laws;
(c)	change vesting provisions;
(d)	change termination provisions for an insider provided that the expiry time does not extend beyond the original expiry time under the Plan;
(e)	change termination provisions for an Optionee who is not an insider beyond the original expiry time;
(f)	reduce the exercise price of an Option for an Optionee who is not an insider; and
(g)	implement a cashless exercise feature, payable in cash or securities;

provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee. Any other amendments to the Plan or Options granted there under will be subject to the approval of the shareholders.

•	The Plan does not contain any provisions relating to the provision of financial assistance by the Company to Optionees to facilitate the purchase of Common Shares upon the exercise of Options.
•	Options granted under the Plan are not assignable, but may be exercised by the personal representative of a deceased Optionee.
•	The Plan requires adjustments to the numbers of Common Shares which may be acquired and the exercise price of Options in the event the Company proceeds with certain changes or transactions in which the Company's share capital is altered, some form of corporate reorganization or special distribution is completed, a merger, amalgamation, spinout transaction, plan of arrangement, takeover bid, compulsory acquisition or going private transaction is completed. In such case the provisions typically entitle the Optionee to acquire, at the same aggregate price, the shares, cash, securities or other property to which the Optionee would have been entitled had the Optionee held the shares issuable under the Option before such transaction, with certain exceptions.

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If completed, the Arrangement will not trigger the acceleration of vesting of any outstanding Option awards. Rather, each Option will be exchanged for one Replacement Option to purchase that number of Holdco Shares as is equal to the number of Common Shares that the holder thereof would otherwise have been entitled to purchase immediately prior to the Effective Time, on the same terms and conditions as such Option. If the Arrangement is completed, Holdco will adopt and implement the Holdco Stock Option Plan, which will be substantially similar to the Stock Option Plan of the Company, and grants of options of Holdco following the Effective Date will generally be made under, and pursuant to the terms of, such Holdco Stock Option Plan. In addition, the Replacement Options will be governed by the terms of the Holdco Stock Option Plan.

Stock Option Plan Burn Rate

In accordance with the policies of the TSX, the following table sets out the annual burn rate, calculated in accordance with section 613(p) of the TSX Company Manual, of the Stock Option Plan for the three most recently completed financial years:

Stock Option Plan
Year End	Burn Rate(1)
2017	0.0%
2016	2.2%
2015	0.0%

(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

Restricted Share Unit Plan

Administration of Plan and Eligible Participants

The RSU Plan is administered by the Compensation Committee of the Board or such other committee of the Board as may be designated by the Board (the "Committee"). Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the RSU Plan. In accordance with the terms of the RSU Plan, the Company, under the authority of the Board of Directors through the Committee, will approve those employees, directors and eligible consultants who are entitled to receive RSUs and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each RSU awarded conditionally entitles the participant to receive one Common Share (or the cash equivalent) upon attainment of the RSU vesting criteria. The Committee may impose additional conditions to any particular RSU award.

RSUs Outstanding

During the year ended December 31, 2016, the Company issued 1,900,000 (2017 – nil and 2015 - 3,650,000) RSUs to senior officers and employees which remained outstanding at December 31, 2017. The RSUs granted are subject to a 10 to 18 month vesting period, a payout date of two and a half to three years, an expiry date of five years, and are assigned a fair value based on the Common Share price at time of issuance.

Subsequent to year end, the Company granted a total of 2,300,000 RSUs to senior officers and employees of the Company subject to a 12 month vesting period, a payout date of two years, and an expiry date of five years.

Vesting

The vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Committee.

Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares or cash equal to the "Market Value" of the equivalent number of Common Shares. The vested RSUs may be settled through the issuance of Common Shares from treasury, by the delivery of Common Shares purchased in the open market, in cash or in any combination of the foregoing at the discretion of the Company. If settled in cash, the amount shall be equal to the number of Common Shares in respect of which the participant is entitled multiplied by the Market Value of a Common Share on the payout date. "Market Value" per share is defined in the RSU Plan and means, as at any date (if the Common Shares are listed and posted for trading on the TSX), the volume-weighted average price of the Common Shares traded on the TSX for the five (5) trading days on which a Board Lot was traded immediately preceding such date. The RSUs may be settled on the payout date, which shall be the third anniversary of the date of the grant or such other date as the Compensation Committee may determine at the time of the grant, which in any event shall be no later than the expiry date for such RSUs. The expiry date of RSUs will be determined by the Committee at the time of grant. However, the maximum term for all RSUs is two years after the participant ceases to be an employee or eligible consultant of the Company. All unvested or expired RSUs are available for future grants.

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If completed, the Arrangement will not trigger the acceleration of vesting of any outstanding RSU awards. Vested RSUs will be settled with Holdco Shares instead of Common Shares and if vested RSUs are settled with cash, the cash amount will be equal to the relevant number of Holdco Shares in respect of which the participant would have entitled to, pursuant to the relevant vested RSUs, multiplied by the market value of a Holdco Share (instead of a Common Share) on the payout date. Each RSU that has been granted prior to the Effective Date will continue to be governed by and subject to the terms and conditions of the RSU Plan of the Company. In addition, if the Arrangement is completed, Holdco will adopt and implement the Holdco RSU Plan, which will be substantially similar to the RSU Plan of the Company, and awards of restricted share units of Holdco following the Effective Date will generally be made under, and pursuant to the terms of, such Holdco RSU Plan.

Maximum Number of Common Shares Available for Issue Under the RSU Plan

The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the RSU Plan is a variable number equal to 3% of the issued and outstanding Common Shares of the Company as of the date of the grant on a non-diluted basis (being 7,983,346 Common Shares of the Company as at the Record Date for the Meeting). As at the Record Date for the Meeting, there were 7,850,000 RSUs outstanding (representing 2.99% of the issued and outstanding Common Shares of the Company) and 133,346 RSUs that remain available for issuance under the RSU Plan (representing 0.01% of the issued and outstanding Common Shares of the Company).

The RSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the RSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the RSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one year period, will not exceed 10% of the total number of outstanding Common Shares (the ''RSU Insider Limit'').

Cessation of Entitlement

Unless otherwise determined by the Company in accordance with the RSU Plan, RSUs which have not vested on a participant's termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company's discretion (unless otherwise provided in the applicable RSU Grant Agreement), all or a portion of such participant's RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. All forfeited RSUs are available for future grants. If completed, the Arrangement will not result in the cessation of any entitlement to RSUs.

Transferability of RSUs

RSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the participant, the participant's spouse, minor children or minor grandchildren, and after the participant's lifetime shall enure to the benefit of and be binding upon the participant's designated beneficiary, on such terms and conditions as are appropriate for such transfers to be included in the class of transferees who may rely on a Form S-8 registration statement under the U.S. Securities Act to sell the Common Shares received pursuant to the RSU.

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Amendments to the RSU Plan

The Board may, without notice, at any time and from time to time, without shareholder or RSU Plan participant approval, amend certain provisions of the RSU Plan in such manner as the Board, in its sole discretion, determines appropriate including:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;
(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;
(c)	to change the vesting provisions of RSUs;
(d)	to change the termination provisions of RSUs or the RSU Plan that does not entail an extension beyond the original expiry date of the RSU;
(e)	to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or
(f)	any amendments necessary or advisable because of any change in applicable laws;

provided, however, that:

(g)	no such amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan; and
(h)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(i)	an increase in the percentage of the outstanding Common Shares issuable pursuant to the RSU Plan ;

(ii)	an extension of the expiry date for RSUs granted to insiders under the RSU Plan;

(iii)	other types of compensation through Common Share issuance;

(iv)	expansion of the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan;

(v)	the addition of new categories of participants, other than as already contemplated in the RSU Plan;

(vi)	a change in the issue price of Common Shares issuable pursuant to the RSU Plan benefitting an insider;

(vii)	a change to the amendment provisions of the RSU Plan; or

(viii)	an amendment to remove or exceed the RSU Insider Limit.

RSU Plan Burn Rate

In accordance with the policies of the TSX, the following table sets out the annual burn rate, calculated in accordance with section 613(p) of the TSX Company Manual, of the RSU Plan for the three most recently completed financial years:

RSU Plan
Year End	Burn Rate(1)
2017	0.0%
2016	0.8%
2015	1.7%

(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the RSU Plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

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Deferred Share Unit Plan

Administration of Plan and Eligible Participants

The DSU Plan is used for the benefit of the Company's non-executive directors. The Board may award DSUs under the DSU Plan to a non-executive director in such number as the Board deems advisable to provide the director with appropriate equity-based compensation for the services he or she renders to the Company.

A DSU is a unit credited to a participant by way of a bookkeeping entry in the books of the Company, the value of which is equivalent to a Common Share. All DSUs paid with respect to such awards will be credited to the director by means of an entry in a notional account in their favour on the books of the Company (a "DSU Account"). The Board shall determine the date on which such DSUs may be granted and the date as of which such DSUs shall be credited to the director's DSU Account. The Company and a director who receives such an award of DSUs shall enter into a DSU award agreement to evidence the award and the terms applicable thereto.

Additionally, the DSU Plan provides that non-executive directors may elect to receive up to 50% of their annual compensation amount (the "Annual Base Compensation") in DSUs. All DSUs paid with respect to Annual Base Compensation will be credited to the director's DSU Account when such Annual Base Compensation is payable. The director's DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the "Share Price" of a Common Share at the time. "Share Price" is defined in the DSU Plan and means (if the Common Shares are listed and posted for trading on the TSX) the volume-weighted average price of a Common Share on the TSX over the five (5) consecutive trading days immediately preceding the date of grant or the redemption date, as the case may be. Fractional Common Shares will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

Generally, a participant in the DSU Plan shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the non-executive director ceases to hold any position as a director of the Company and its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the participant (the "Termination Date") and ending on the 90th day following the Termination Date. Redemptions under the DSU Plan may be in Common Shares issued from treasury or purchased by the Company on the open market for delivery to the director, or may be settled in cash or any combination of the foregoing at the discretion of the Company. The Committee may impose additional conditions to any particular DSU award.

If completed, the Arrangement will not trigger the acceleration of redemption of any outstanding DSU awards. Redeemed DSUs will be settled with Holdco Shares instead of Common Shares and if redeemed DSUs are settled with cash, the cash amount will be equal to the relevant number of Holdco Shares in respect of which the participant would have entitled to, pursuant to the relevant redeemed DSUs, multiplied by the share price of a Holdco Share (instead of a Common Share) on the payment date. Each DSU that has been granted prior to the Effective Date will continue to be governed by and subject to the terms and conditions of the DSU Plan of the Company. In addition, if the Arrangement is completed, Holdco will adopt and implement the Holdco DSU Plan, which will be substantially similar to the DSU Plan of the Company, and awards of deferred share units of Holdco following the Effective Date will generally be made under, and pursuant to the terms of, such Holdco DSU Plan.

DSUs Outstanding

During the year ended December 31, 2017, the Company issued 662,440 (2016 - 376,034 and 2015 - 276,340) DSUs to directors. As at December 31, 2017, a total of 1,123,844 DSUs remain outstanding. The DSUs are fully vested upon issuance; subject to the DSU Plan, are paid out upon retirement and are assigned a fair value based on the five day volume weighted average Share Price upon issuance.

Maximum Number of Common Shares Available for Issue Under the DSU Plan

DSUs may be granted in accordance with the DSU Plan, provided the aggregate number of DSUs outstanding pursuant to the DSU Plan from time to time does not exceed 2% of the issued and outstanding Common Shares from time to time. The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the DSU Plan is a variable number equal to 2% of the issued and outstanding Common Shares of the Company as of the date of grant on a non-diluted basis (being 5,322,230 Common Shares of the Company as at the Record Date for the Meeting). As at the Record Date for the Meeting, there were 1,364,224 DSUs outstanding (representing 0.5% of the issued and outstanding Common Shares of the Company) and 3,958,006 DSUs that remain available for issuance under the DSU Plan (representing 1.5% of the issued and outstanding Common Shares of the Company).

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The DSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other security- based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. In addition, the maximum number of Common Shares issued to insiders under the DSU Plan, together with any Common Shares issued to insiders pursuant to any other security-based compensation arrangement of the Company within any one year period, will not exceed 10% of the total number of outstanding Common Shares (''DSU Insider Limit").

Transferability of DSUs

No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any participant under the DSU Plan except by will or laws of descent and distribution.

Amendments to the DSU Plan

The Board may at any time, and from time to time, and without shareholder or DSU Plan participant approval, amend certain provisions of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the DSU Plan including amendments of a "clerical" or "housekeeping" nature;
(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the DSU Plan;
(c)	amendments to the termination provisions of the DSU Plan;
(d)	amendments necessary or advisable because of any change in applicable laws;
(e)	amendments to the transferability of DSUs;
(f)	amendments relating to the administration of the DSU Plan; or
(g)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws;

provided, however, that:

(h)	no such amendment of the DSU Plan may be made without the consent of each affected participant in the DSU Plan if such amendment would adversely affect the rights of such affected participant(s) under the DSU Plan; and
(i)	shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment:
(i)	to increase the maximum number of Common Shares which may be issued under the DSU Plan;
(ii)	to the amendment provisions of the DSU Plan;
(iii)	to the definition of "Participant";
(iv)	to remove or exceed the DSU Insider Limit; or
(v)	to change the issue price of Common Shares issuable pursuant to the DSU Plan benefitting an insider.

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DSU Plan Burn Rate

In accordance with the policies of the TSX, the following table sets out the annual burn rate, calculated in accordance with section 613(p) of the TSX Company Manual, of the DSU Plan for the three most recently completed financial years:

DSU Plan
Year End	Burn Rate(1)
2017	0.2%
2016	0.2%
2015	0.1%

(1)	Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the DSU Plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

Equity Compensation Plan Information

The following table sets out certain details as at December 31, 2017 with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance:

Plan Category(1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights(2) (a)	Weighted-average exercise price of outstanding options, warrants and rights(3) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Stock Option Plan	5,200,000	$0.35	2,300,000
Deferred Share Unit Plan	1,123,844	n/a	4,198,386	(4)
Restricted Share Unit Plan	5,550,000	n/a	2,433,346	(5)
Total	11,873,844	n/a	8,931,732

(1)	All plans have been approved by securityholders.

(2)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding Options, RSUs and DSUs.

(3)	Since RSUs and DSUs do not have an exercise price, they have not been factored into the weighted average price calculation.

(4)	Subsequent to December 31, 2017, the Company granted an aggregate of 240,380 DSUs, leaving 3,958,006 DSUs available for future awards.

(5)	Subsequent to December 31, 2017, the Company granted an aggregate of 2,300,000 RSUs, leaving 133,346 RSUs available for future awards.

Pension Plan Benefits

The Company does not provide any form of group pension plan benefits to employees, officers or directors.

Termination and Change of Control Benefits

Except as otherwise disclosed herein, the Company has no compensatory plan or arrangement in respect of compensation received, or that may be received, by a Named Executive Officer in the Company's most recently completed or current financial year to compensate such NEO in the event of the termination of employment (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in responsibilities of the NEO following a change in control.

The Company is party to the Taylor Agreement with Mr. Alan Taylor, COO, for his continuing services as an officer of the Company. Certain provisions in the Taylor Agreement deal with events around termination of employment or resignation following a change of control of the Company, which is defined as the acquisition by any entity, directly or indirectly, of not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities that are sufficient, if exercised, to elect a majority of the Board of Directors (a "Change of Control"). Should Mr. Taylor's employment with the Company be terminated without cause, Mr. Taylor is entitled to receive an amount equal to his then current annual salary upon termination, and a further amount equal to 50% of the initial termination pay amount on the first anniversary of his termination. In the event of a Change of Control and subsequent termination by the Company without cause, or resignation of Mr. Taylor, within 12 months of the Change of Control, Mr. Taylor is entitled to receive an amount equal to 24 months of his then current annual salary.

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A summary of the potential payments to Mr. Taylor, assuming the applicable resignation or termination had occurred on December 31, 2017, is: termination without cause - $300,000; termination without cause or resignation following a Change of Control - $400,000.

The Company is party to the Cunningham Agreement with Mr. Trevor Cunningham, CFO, for his continuing services as an officer of the Company. Certain provisions in the Cunningham Agreement deal with events around termination of employment and change in responsibilities amounting to constructive dismissal following a Change of Control. If Mr. Cunningham's employment is terminated without cause, Mr. Cunningham is entitled to receive 12 months' termination pay at his then current annual salary. In the event of a Change of Control and subsequent termination or constructive dismissal within 12 months of the Change of Control, Mr. Cunningham is entitled to receive, in addition to termination pay, a further amount equal to six months' termination pay at his then current annual salary.

A summary of the potential payments to Mr. Cunningham, assuming the termination had occurred on December 31, 2017, is: termination without cause - $190,000; termination without cause following a Change of Control - $285,000.

Subsequent to December 31, 2017, the Company became party to the MacDonald Agreement with Mr. Robert J. (Don) MacDonald, as President of the Company, for his continuing services as an officer of the Company. Certain provisions in the MacDonald Agreement deal with events around termination of employment or resignation following a Change of Control of the Company. Should Mr. MacDonald's employment with the Company be terminated without cause, Mr. MacDonald is entitled to receive an amount equal to: (i) nine months' notice during his first full year of employment; (ii) 12 months' notice during the second full year of employment, and (iii) 24 months' notice at any time after two full years of employment, processed in equal installments over the applicable notice period. In the event of a Change of Control and subsequent termination by the Company without cause, or resignation of Mr. MacDonald, within three months of the Change of Control, Mr. MacDonald would be entitled to receive an amount equal to 24 months of his then current annual salary. Mr. MacDonald had not commenced employment as at December 31, 2017.

If completed, the Arrangement will not result in any change of control, termination or other payments being made to directors, officers or employees of the Company pursuant to any employment, change of control or similar agreements or arrangements.

Director Compensation

The following table shows director compensation for each director, other than directors that are also Named Executive Officers, for the year ended December 31, 2017.

Name	Fees earned ($)	Share- based awards (1) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Dave Nickerson	10,000	25,000	Nil	Nil	N/A	Nil	35,000

Jean-Charles Potvin	10,000	25,000	Nil	Nil	N/A	Nil	35,000

Malcolm J. A. Swallow	10,000	25,000	Nil	Nil	N/A	Nil	35,000

Ian R. Ward	10,000	25,000	Nil	Nil	N/A	Nil	35,000

John M. Warwick	10,000	25,000	Nil	Nil	N/A	Nil	35,000

(1)	Upon issuance, the DSUs are fully vested and are assigned a fair value based on the five day volume weighted average share price. Subject to the terms and conditions of the DSU Plan, DSUs are paid out upon retirement.
(2)	No option-based awards were granted to directors for the year ended December 31, 2017.

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During 2017, the Company paid each director, other than directors that are also Named Executive Officers, an annual fee of $10,000, (payable quarterly and pro-rated for partial months served) and granted DSUs to a value of $25,000 per year, payable quarterly. An aggregate of $175,000 was paid to directors for their services as directors during 2017.

From time to time, directors may be retained to provide specific services to the Company, or sit on additional sub-committees of the Board of Directors, and will be compensated on a basis to be determined at the time.

Outstanding share-based awards, option-based awards and non-equity incentive plan compensation

The following table shows all option-based and share-based awards outstanding to each director, other than those that are also Named Executive Officers, as at December 31, 2017.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed (1) ($)
Dave Nickerson	200,000	0.35	August 10, 2021	Nil	Nil	Nil	62,416
Jean-Charles Potvin	200,000	0.35	August 10, 2021	Nil	Nil	Nil	30,755
Malcolm J. A. Swallow	200,000	0.35	August 10, 2021	Nil	Nil	Nil	30,755
Ian R. Ward	200,000	0.35	August 10, 2021	Nil	Nil	Nil	30,755
John M. Warwick	200,000	0.35	August 10, 2021	Nil	Nil	Nil	30,755

(1)	Calculated based on the market value of the Common Shares underlying the share-based awards at the end of the most recently completed financial year, which was $0.165.

Incentive plan awards – value vested or earned during the year

The following table shows all incentive plan awards values vested or earned for each director, other than those that are Named Executive Officers, during the year ended December 31, 2017.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year (2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dave Nickerson	Nil	25,000	Nil

Jean-Charles Potvin	Nil	25,000	Nil

Malcolm J. A. Swallow	Nil	25,000	Nil

Ian R. Ward	Nil	25,000	Nil

John M. Warwick	Nil	25,000	Nil

(1)	The value of vested Options represents the aggregate dollar value that would have been realized if any of the Options granted had been exercised on the vesting dates. The dollar value is the difference between the market price of the underlying securities at exercise and the exercise price of the Options on the vesting date.
(2)	The value of vested share-based awards represents the aggregate dollar value that would have been realized if the share-based awards granted had been exercised on the vesting dates.

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Other than the DSU Plan and the Stock Option Plan, the Company has no plans pursuant to which cash or non-cash compensation was paid or distributed to directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

In 2014, the Company adopted the DSU Plan for the benefit of the Company's, directors. The DSU Plan is intended to assist the Company in the recruitment and retention of qualified, directors by providing a means to compensate directors and through the proposed issuance by the Company of Common Shares under the DSU Plan, to better align the interests of directors with the long-term interests of shareholders.

Directors are eligible to participate in the Stock Option Plan and the DSU Plan. During the financial year ended December 31, 2017, 662,440 DSUs (2016 - 376,034 and 2015 - 276,340) and no Options were granted to the directors of the Company.

Directors' and Officers' Liability Insurance

Section 21 of the Articles of the Company provides for mandatory indemnification of directors and former directors against all costs, charges and expenses in respect of any proceeding to which they are made a party by reason of being a director or officer of the Company, subject any limitations contained in the Articles and in the BCBCA. The Company maintains insurance for the benefit of its directors and officers against liability incurred by them in their capacity as directors and officers. No claims have been made under such insurance to date.

Indebtedness to Company of Directors and Executive Officers

As at the Record Date for the Meeting, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a Director of the Company and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or
(ii)	has indebtedness to another entity that is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

If the Arrangement is completed, it is expected that no current or former director, executive officer or employee of the Company, or of any of its subsidiaries (including Holdco), will be indebted to Holdco nor will any indebtedness of any such person to another entity be subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Holdco.

Interest of Informed Person in Material Transactions

Other than as set forth below, no informed person or proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has had a material interest, direct or indirect, in any transaction of the Company since the commencement of the Company's last completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

In December 2017, the Company entered into the Credit Agreement and the Investor Agreement with RCF VI LP pursuant to which RCF VI LP agreed to provide the Bridge Loan, an interim non-convertible senior secured project loan to the Company in the amount of US$10 million to be used for the ongoing development of the Company's Prairie Creek Project in the Northwest Territories, Canada. These agreements contain various rights granted to RCF VI LP, including among other things, participation rights in favor of RCF VI LP to maintain its pro rata shareholding interest in the Company for as long as it remains a significant shareholder; the right to nominate one member to the Board of Directors of the Company; and certain other project oversight rights. The Bridge Loan bears interest at a rate of 8%, payable quarterly, and will mature on January 31, 2019. The Bridge Loan is secured by a charge on the Prairie Creek Property and contains customary affirmative and negative covenants and events of default.

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In addition, both RCF VI LP and RCF VI LLC have an interest in the RCF Private Placement, which is described in more detail under the section "RCF Private Placement" below. As at the Record Date for the Meeting, May 18, 2018, RCF VI LP directly held 51,630,000 Common Shares representing approximately 19.4% of the Company's issued and outstanding share capital. The proceeds from the RCF Private Placement will be used in part to repay the entire $10 million Bridge Loan. RCF VI LP will not be entitled to vote on the RCF Private Placement Resolution.

If the RCF Private Placement is approved by the Company's shareholders at the Meeting, John F. Kearney, the Chairman and Chief Executive Officer of the Company as at the date hereof will retire as the Chief Executive Officer of the Company and will remain as the Chairman of the Company, and Robert J. (Don) MacDonald will be appointed as Chief Executive Officer of the Company.

Management Contracts

Except as disclosed under the heading "Disclosure of Corporate Governance Practices – Other Committees", no management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company.

Disclosure of Corporate Governance Practices

The following discloses the Company's corporate governance practices as required by National Instrument 58-101 Disclosure of Corporate Governance Practices. If the Arrangement is completed, the Company's corporate governance practices will generally continue to apply to Holdco and will not be affected by the Arrangement. In addition, pursuant to the Arrangement, the Company's committees of the Board, including the Audit Committee, will become the committees of the board of directors of Holdco, and the corporate policies and Board committee charters of the Company will become the corporate policies and committee charters of Holdco, and the mandates of the Board committees of the Company will become the mandates of the committees of the Holdco Board.

Independence of Members of Board

At the end of 2017, the Board of Directors consisted of seven directors. Five of the directors, Dave Nickerson, Jean-Charles Potvin, Malcolm Swallow, Ian Ward and John Warwick, were considered independent of management and of any significant shareholder and are considered competent to exercise independent judgment in carrying out their responsibilities as directors. None of these directors has any direct or indirect material relationship with the Company nor any relationship pursuant to which he may accept, directly or indirectly, any consulting, advisory or other compensatory fees, other than as remuneration for acting in his capacity as a member of the Board of Directors or a committee of the Board. The Company has not entered into service contracts with the independent directors nor does it provide for benefits upon termination or retirement.

The Chairman of the Board, John Kearney, is not independent in that he is also the Chief Executive Officer of the Company. Alan Taylor is not independent as he is the Vice-President Exploration and Chief Operating Officer of the Company. To maintain the independence of the Board by limiting the members of management on the Board, Mr. Taylor has agreed to not stand for re-election as a member of the Board at the Meeting.

The chairman of each of the Audit Committee and the Compensation Committee is an independent director, who provides leadership to those committees, and the Chairman of the Board does not sit on either Committee.

In December 2017, the Company entered into the Credit Agreement and the Investor Agreement with RCF VI LP. The agreements with RCF VI LP contain various rights granted to RCF VI LP, including among other things, participation rights in favor of RCF VI LP to maintain its pro rata shareholding interest in the Company for as long as it remains a significant shareholder; the right to nominate one member to the Board of Directors of the Company; and certain other project oversight rights. None of the members of the Board, nor any director nominees for election at the Meeting, were nominated by RCF VI LP.

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In connection with the RCF Private Placement, the Company and RCF VI LP have agreed to amend and restate the Investor Agreement. Such Amended and Restated Investor Agreement will, among other things: (a) for so long as the Investor's Percentage is at least 10%, require the Company to maintain the size of the Board at seven directors unless otherwise agreed to by RCF VI LLC; (b)(i) for so long as the Investor's Percentage is at least 10%, provide RCF VI LLC with the right to nominate one director to the Board, (ii) at any time the Investor's Percentage is at least 20%, provide RCF VI LLC with the right to nominate up to two directors to the Board, and (iii) from time to time, provide RCF VI LLC with the right to nominate additional directors to the Board in proportion to the Investor's Percentage in the Company; (c) for so long as the Investor's Percentage is at least 10%, the Company will have certain monthly reporting obligations to RCF VI LLC, and RCF VI LLC will have quarterly Prairie Creek Project visitation and inspection, and budget review and consultation rights; (d) require the Company to maintain a technical committee and an environmental and social governance committee, including at least one RCF VI LLC appointee; and (e) for so long as the Investor's Percentage is at least 10%, provide RCF VI LLC with certain Board and committee observer rights.

Management Supervision by the Board

The Company's officers report upon the operations of the Company directly to the Board on a regular basis. The Company does not have an appointed lead director. The independent directors are able to meet at any time they consider necessary without any members of management, including non-independent directors, being present. The Audit Committee is composed entirely of independent directors who meet with the Company's auditors, and without management in attendance if considered necessary or desirable. The independent directors have regular and full access to management. Although the independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance, the independent directors are able to meet at any time without the non-independent directors being present if considered necessary or desirable. The independent directors hold in camera discussions, as required, at every quarterly Audit Committee meeting to facilitate open and candid discussion amongst themselves.

Participation of Directors in Other Reporting Issuers

The participation of the directors and director nominees in other reporting issuers is described in the following table:

Name of Director	Name of Other Reporting Issuer
John F. Kearney	Anglesey Mining Plc (1) Buchans Resources Limited (1) Conquest Resources Limited (1) Labrador Iron Mines Holdings Limited (1) Xtierra Inc. (1)

Dave Nickerson	Stay Gold Inc.
Jean-Charles Potvin	Azimut Exploration Inc. Gold Reserve Inc. Murchison Minerals Ltd.
Malcolm J. A. Swallow	None
John M. Warwick	Sheritt International Corporation
Ian R. Ward	None
Robert J. (Don) MacDonald	None
Alan B. Taylor	None

(1)	John F. Kearney is a director of a group of associated public companies, which have some overlapping or common management and which share office space or other facilities with the Company. In a general sense, these companies operate as a 'group' of which John F. Kearney may be described as "group" Chairman. John F. Kearney does not believe that his participation in this group of associated companies impedes his ability to meet his commitments to Canadian Zinc Corporation.

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Participation of Directors in Board Meetings

In the year ended December 31, 2017, eight Board meetings were held. In addition, there were four meetings of the Audit Committee, one of the Compensation Committee and one of the Health & Safety Committee. The attendance record of each director for the Board and applicable committee meetings held is as follows:

Name of Director	Board Meetings Attended	Committee Meetings Attended
John F. Kearney	8 of 8	N/A (1)
Dave Nickerson	8 of 8	6 of 6
Jean-Charles Potvin	7 of 8	4 of 4
Malcolm J. A. Swallow	7 of 8	1 of 1
Alan B. Taylor	8 of 8	1 of 1
Ian R. Ward	7 of 8	1 of 1
John M. Warwick	8 of 8	5 of 5

(1)	Mr. Kearney is not a member of any of the Company's committees.

Board Mandate

The Board does not have a written mandate. The mandate of the Board is to supervise the management of the business and affairs of the Company. As part of its overall stewardship, the Board of Directors assumes responsibility for strategic planning, identification of the principal risks associated with the Company's business and ensuring appropriate management of these risks and making all senior officer appointments, including responsibility for evaluating performance, management development and succession planning.

Position Descriptions

The Board has not developed written position descriptions for the Chairman of the Board or the chairs of each of the Board committees. The Board is of the view that the role and responsibilities of the Chairman of the Board and of the Chairs of the respective committees are sufficiently specific that no separate written position descriptions are necessary or advisable. Their primary roles are the managing of the affairs of the Board or such committee including ensuring the Board or such committee is organized properly, functions effectively and meets its obligations and responsibilities. Each chairman conducts the affairs of the committees in accordance with the charters of such committee.

The Company does not have a written employment contract or a written position description, in place with John F. Kearney, its Chief Executive Officer. The Chief Executive Officer is responsible for the day to day operations of the Company and reports directly to the Board of Directors on a regular basis. The Board responds to, and if it considers appropriate, approves with such revisions as it may require, recommendations which have been brought forward by the Chief Executive Officer. In addition to those matters which by law must be approved by the Board, all significant activities and actions proposed to be taken by the Company including in particular capital budgets, financing, property acquisitions or dispositions, senior appointments and compensation are subject to approval by the Board of Directors. The Company has entered into an employment agreement with Robert J. (Don) MacDonald, who was appointed President of the Company on May 16, 2018. If the RCF Private Placement is approved by the Company's shareholders at the Meeting, Mr. Kearney will retire as the Chief Executive Officer of the Company and will remain as the Chairman of the Company, and Mr. MacDonald will be appointed as Chief Executive Officer of the Company.

Orientation and Continuing Education

The Company does not have a formal orientation or education program for directors. New Board members are provided with information respecting the functioning of the Board of Directors and its committees. In addition, directors receive copies of Board materials, corporate policies and procedures, and other information regarding the business and operations of the Company. Board members are expected to keep themselves current with industry trends and developments and are encouraged to communicate with management and, where applicable, auditors and technical consultants of the Company, and visit the Company's offices on a regular basis. Board members have access to legal counsel to the Company in the event of any questions or matters relating to the Board members' corporate and director responsibilities and to keep themselves current with changes in legislation. Board members have full access to the Company's records and general industry information and material of interest is circulated to directors on a regular basis.

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Ethical Business Conduct

The Board assumes responsibility for the Company's approach to corporate governance matters. The Board views good corporate governance and ethical business conduct as an integral and essential component to the supervision and management of the Company and to meet responsibilities to shareholders, employees and other stakeholders.

The Board has adopted a written Code of Ethics (the "Code") for directors, officers and employees – a copy of this Code can be found on the Company's website at www.canadianzinc.com. The Code is intended to define the ethical and regulatory standards applicable to all directors, officers and employees (including contractors) of the Company, and their family members, and provides guidance as to the following matters (being a summary and not an exhaustive list): honest and ethical conduct; avoidance of conflicts of interest, whether actual or potential; full, fair, accurate, timely and understandable disclosures; compliance with legislation and regulations; prompt internal disclosure of any violation of the Code; and accountability for any failure to respect the Code.

The Code is not considered a comprehensive guide to all the Company's policies or to individuals' responsibilities under applicable laws and regulations. The Code is intended to provide general parameters and expectations of the Company and is provided to all directors, officers, employees and key contractors when they commence their services with the Company.

The Board conducts periodic reviews of the Company's corporate governance practices and procedures in the light of applicable rules and guidelines and the current status and stage of development of the Company.

Directors are expected to adhere to all corporate law requirements in respect of any transaction or agreement in which they may have a material interest. It is a requirement of applicable corporate law that directors who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material. Where appropriate, any director having a material conflict of interest will be expected to withdraw from the meeting and not participate in the meeting where such matter is being considered, so that the remaining directors may properly exercise independent judgment.

Nomination of Directors

The Board has appointed a Nominating Committee consisting of Jean-Charles Potvin, John Kearney and John Warwick. The mandate of the Nominating Committee is to identify the experience and competency the Board requires, assess the skills of current Board members, determine if the Board would benefit from new directors and evaluate and recommend suitable director candidates. Nominations, as they arise, are generally the result of formal or informal discussions with members of the Board or recommendations by members of the Board. Nominations to the Board are determined, after appropriate review and investigation and recommendation of the Nominating Committee, by the Board of Directors.

In December 2017, the Company entered into the Investor Agreement with RCF VI LP. The Investor Agreement contains various rights granted to RCF VI LP, including among other things the right to nominate one member to the Board of Directors of the Company. None of the members of the Board, nor any director nominees for election at the Meeting were nominated by RCF VI LP.

In connection with the RCF Private Placement, the Company and RCF VI LP have agreed to amend and restate the Investor Agreement. Such Amended and Restated Investor Agreement will, among other things: (a) for so long as the Investor's Percentage is at least 10%, require the Company to maintain the size of the Board at seven directors unless otherwise agreed to by RCF VI LLC; and (b)(i) for so long as the Investor's Percentage is at least 10%, provide RCF VI LLC with the right to nominate one director to the Board, (ii) at any time the Investor's Percentage is at least 20%, provide RCF VI LLC with the right to nominate up to two directors to the Board, and (iii) from time to time, provide RCF VI LLC with the right to nominate additional directors to the Board in proportion to the Investor's Percentage in the Company.

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Audit Committee

From June 2016, the Audit Committee of the Board consisted of Dave Nickerson, Jean-Charles Potvin and John Warwick (all considered independent directors). The Company's audit committee is governed by a written charter that sets out its mandate and responsibilities. A copy of this charter and the disclosure on the Audit Committee, including the qualifications and experience of its members, as required by National Instrument 52-110 Audit Committees, is contained under the heading "Item 6. Directors, Senior Management and Employees – C. Corporate Governance" in the Company's Annual Report, which may be viewed under the Company's profile on SEDAR at www.sedar.com.

Compensation Committee

The Board has appointed a Compensation Committee, which has responsibility for determining compensation for the directors and senior management. In 2017, the Compensation Committee of the Board consisted of Dave Nickerson, Malcolm Swallow, and John Warwick (all considered independent directors). The Compensation Committee relies on the general knowledge and experience of its members, and recommendations from senior management, in reviewing appropriate levels of compensation for executive officers and the implementation of, or amendment to, any other aspects of compensation that the Compensation Committee may review from time to time. All Compensation Committee members have relevant general, but not direct, experience in executive compensation and compensation policies and practices in the junior mineral resources business gained through current and prior experience in business, the minerals industry and government.

Pursuant to its Charter, the Compensation Committee has, among others, the following responsibilities:

•	Review and make recommendations to the Board regarding the Company's compensation plans, including with respect to incentive-compensation plans and equity-based plans, policies and programs.
•	Review the level and form of the directors' compensation and recommend changes to the Board for consideration and approval.
•	Review and monitor the Company's employee and management compensation and benefit plans and policies, provide oversight of any employee benefit plan, and review and approve the compensation of the Company's executive officers.
•	Annually review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives and establish the individual elements of the CEO's total compensation based on this evaluation.
•	Review and make recommendations to the Board with regard to grants and/or awards of restricted stock, stock options and other forms of equity-based compensation under the Company's stock option, incentive-compensation and equity-based plans (as applicable).
•	Review and make recommendations for the Board, when and if appropriate, of employment agreements, severance agreements and change in control provisions / agreements for the CEO and other executive officers.

The Compensation Committee makes recommendations to the Board with respect to the compensation of the President and CEO. The Compensation Committee meets as requested by the Board or the CEO, or as considered desirable by the Compensation Committee. The Compensation Committee has the authority to retain independent advisors as it may deem necessary or appropriate to allow it to discharge its responsibilities.

Other Committees

In addition to the Audit Committee and the Compensation Committee, the Board also has a Health & Safety Committee comprised of Board members Alan Taylor, Ian Ward and Dave Nickerson and also the Prairie Creek site managers. The function of the Health & Safety Committee is to review the Company's Health & Safety Policies, practices and programs, to oversee and regularly evaluate the Company's health and safety performance and to monitor and advise the Board on current and anticipated future best practices and regulatory issues relating to health and safety.

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In connection with the RCF Private Placement, the Company and RCF VI LP have agreed to amend and restate the Investor Agreement. Such Amended and Restated Investor Agreement will, among other things require the Company to maintain a technical committee and an environmental and social governance committee, including at least one RCF VI LLC appointee.

Assessment

The Board of Directors continuously reviews on an ongoing informal basis the effectiveness of the Board as a whole and the effectiveness, contribution and performance of the Board, its committees and individual directors. Each year, when it determines the number of directors to be elected at the annual meeting of shareholders, the Board considers its appropriate size and composition to properly administer the affairs of the Company and to effectively carry out the duties of the Board, given the Company's current status and stage of development.

Director Term Limits and Other Mechanisms of Board Renewal

The Company does not impose term limits on its directors. The Company believes term limits are an arbitrary mechanism for removing directors, and can result in highly qualified and experienced directors forced out solely based on the length of their service.

Policies Regarding the Representation of Women

The Company has not adopted a written policy relating to the identification and nomination of women directors, as it believes that the interests of the Company would be best served by ensuring that new directors are identified and selected from the widest possible group of potential candidates. A formalized written diversity policy governing the identification and selection of potential women candidates may unduly restrict the Board's ability to select the best and most suitable candidate.

The Board is responsible for establishing qualifications and skills necessary for an effective Board and for various committees of the Board, including but not limited to factors such as professional experience, particular areas of expertise, personal character, potential conflicts of interest, diversity and other commitments.

Although diversity (which includes diversity in gender, age, ethnicity and cultural background) is one of the factors considered in the Company's director identification and selection process, other factors, including knowledge and relevant experience, or particular areas of expertise, are given greater consideration in the director identification and selection process. In light of the Company's view that candidates should be selected from the widest possible group of qualified individuals, the level of representation of women may be considered but is not a major factor in identifying and nominating candidates for election to the Board.

The Company's views with respect to the representation of women in executive officer positions when making executive officer appointments is the same as its views on the representation of women in the director identification and selection process. In making decisions as to executive officer appointments, the Company believes that decisions to hire or promote an individual should be based on that person's knowledge and experience, particular areas of expertise, character and merit. Accordingly, the representation of women in executive officer positions may be considered but is not a major factor and is not an issue when making executive officer appointments.

The Company has not adopted a target regarding the representation of women on the Board or in executive officer positions for the reasons set out above. The Company believes that adopting such a target may unduly restrict its ability to select, hire or promote the best and most suitable candidate for the position in question.

The Company currently does not have any women Board members or executive officers.

Appointment of Auditors

The Company is proposing that KPMG LLP, Chartered Professional Accountants, of Vancouver, British Columbia, be re-appointed as auditors of the Company. KPMG have been the Company's auditors since June 2015.

Unless such authority is withheld, the Management Proxyholders intend to vote for the re-appointment of KPMG LLP, as auditors of the Company for the 2018 fiscal year, and to authorize the directors to fix their remuneration.

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Amendment of Stock Option Plan

Options are granted by the Company pursuant to the shareholder approved Stock Option Plan. The total number of Common Shares that can be issued under Option grants must also be approved by shareholders. The Stock Option Plan currently provides that the number of Common Shares reserved for issuance and which may be issued pursuant to the exercise of Options granted under the Plan shall not exceed 7,500,00 Common Shares. This figure represents approximately 2.82% of the Company's issued and outstanding Common Shares as of the Record Date for the Meeting.

The Company proposes to increase the number of Common Shares reserved for issue under the Stock Option Plan by 10,800,000 Common Shares. The increase of a further 10,800,000 Common Shares would result in (i) the aggregate number of Common Shares reserved for issue under the Plan (but not already issued) being 18,300,000 Common Shares, representing approximately 6.88% of the Company's outstanding Common Shares prior to the completion of the RCF Private Placement, and approximately 5.00% of the Company's outstanding Common Shares immediately following the completion of the RCF Private Placement, and (ii) 13,100,000 Options being available for issuance immediately following such increase, representing approximately 4.92% of the Company's outstanding Common Shares prior to the completion of the RCF Private Placement, and approximately 3.58% of the Company's outstanding Common Shares immediately following the completion of the RCF Private Placement. The increased number of available Options will facilitate the Company's ability to attract and motivate directors, officers and employees of, and service providers to, the Company and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through the Options.

On May 24, 2018, the Board of Directors of the Company approved an amendment of the Stock Option Plan to increase the number of Common Shares reserved for issuance under the Stock Option Plan by 10,800,000 shares, subject to receipt of shareholder approval of such amendment. Accordingly, at the Meeting, shareholders will be asked to pass a resolution in the following form:

"BE IT RESOLVED that the amendment of the Company's Stock Option Plan to increase the number of Common Shares reserved for issuance under the Stock Option Plan and which may be issued upon exercise of options granted under the Stock Option Plan by 10,800,000 Common Shares to 18,300,000 Common Shares is hereby approved."

A copy of the proposed Stock Option Plan, reflecting the terms of the Plan if the foregoing resolution is approved, is attached to this Information Circular as Schedule "A".

RCF Private Placement

At the Meeting, disinterested shareholders will be asked to consider and, if deemed advisable, to authorize and approve the RCF Private Placement. Pursuant to the RCF Private Placement, RCF VI LLC will subscribe for, and the Company will issue, 100,000,000 Units at a price of $0.20 per Unit, for aggregate gross proceeds to the Company of $20,000,000. Each Unit consists of one Common Share and one-half of one Warrant. Each whole Warrant will entitle the holder thereof to acquire one Common Share at a price of $0.25 per share until December 31, 2018. In connection with the RCF Private Placement, among other things, the Company and RCF VI LP will amend the terms of the Investor Agreement and the Company will provide certain covenants in favour of RCF VI LLC, as further described below.

Background to the RCF Private Placement

On June 7, 2016, RCF reported that it owned and controlled directly or indirectly, 22,203,000 Common Shares, representing approximately 10.18% of the then current issued and outstanding Common Shares, having purchased 503,000 shares on June 7, 2016 through the facilities of the TSX to add to its previously purchased 21,700,000 shares, or 9.95% of the Company.

RCF is a group of commonly managed private equity funds, which include RCF VI LP and RCF VI LLC, established in 1998 with a mining sector specific investment mandate spanning all hard-mineral commodities and geographic regions. Since inception, RCF has supported 170 mining companies, with projects located in 51 countries and across 29 commodities. Further information about RCF can be found on its website (www.resourcecapitalfunds.com). RCF aims to partner with companies to build strong, successful and sustainable businesses and in doing so, strives to earn superior returns for all shareholders.

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On July 7, 2016, the Company closed the July 2016 Financing, which was co-led by Paradigm Capital Inc. and Canaccord Genuity Corp. and included Dundee Securities Ltd. In total, the gross proceeds from the July 2016 Financing amounted to $10,200,000. The net proceeds from the sale of non-flow-through Common Shares under the July 2016 Financing were used by the Company to fund feasibility and development programs for its Prairie Creek Project, as well as for general working capital purposes. On July 7, 2016, RCF reported that it had acquired 20,000,000 Common Shares as part of the July 2016 Financing at a price of $0.25 per share for gross proceeds paid to the Company by RCF VI LP of $5,000,000.

On September 16, 2016, RCF VI LP reported that it had purchased 7,863,000 Common Shares through the facilities of the TSX between July 7, 2016 and September 15, 2016 at an average price per share of approximately $0.3188 and that it owned and controlled, directly or indirectly, 51,630,000 Common Shares, representing approximately 19.90% of the then current issued and outstanding Common Shares.

RCF had become the Company's largest shareholder with a substantial investment in the Company and indicated an interest in continuing to participate in the financing of the Prairie Creek Project. On September 27, 2016, RCF entered into a confidentiality agreement with the Company to enable RCF to conduct detailed due diligence of the Prairie Creek Project. Throughout 2017, while RCF conducted its due diligence investigations, the Company and RCF discussed various alternatives and structures for the financing of the development of the Prairie Creek Mine.

In December 2017, the Company entered into the Credit Agreement and the Investor Agreement with RCF VI LP pursuant to which RCF VI LP agreed to provide the Bridge Loan, an interim non-convertible senior secured project loan, to the Company in the amount of US$10 million to be used for the ongoing development of the Company's Prairie Creek Project in the Northwest Territories, Canada. The Bridge Loan bears interest at a rate of 8%, payable quarterly, and will mature on January 31, 2019. The Bridge Loan is secured by a charge on the Prairie Creek Property and contains customary affirmative and negative covenants and events of default.

The Investor Agreement contains various rights granted to RCF VI LP, including among other things, participation rights in favor of RCF VI LP to maintain its pro rata shareholding interest in the Company for as long as it remains a significant shareholder; the right to nominate one member to the Board of Directors of the Company; and certain other project oversight rights. In addition, pursuant to the Investor Agreement, the Company granted RCF VI LP the exclusive right, in priority to any other potential financiers, for a period of 90 days, to propose, negotiate and enter into a financing agreement in respect of the construction, development or improvement of the Prairie Creek Project.

Ongoing financing discussions with RCF VI LP since December 2017 have led to the negotiation of the RCF Private Placement. On May 14, 2018, the Company and RCF VI LLC, a wholly owned subsidiary of RCF VI LP, entered into the Subscription Agreement, which sets out the rights and obligations of the parties with respect to the RCF Private Placement as well as the terms of the RCF Private Placement.

The use of proceeds of the RCF Private Placement will include repayment of the US$10 million Bridge Loan advanced by RCF VI LP in December 2017, the ongoing development of the Company's Prairie Creek Project in the Northwest Territories, Canada, including additional engineering and permitting work to improve project confidence, and general working capital.

Particulars of the RCF Private Placement

Equity Financing

Pursuant to the RCF Private Placement, RCF VI LLC will subscribe for, and the Company will issue, 100,000,000 Units at a price of $0.20 per Unit, for aggregate gross proceeds to the Company of $20,000,000. Each Unit consists of one Common Share and one-half of one Warrant. Each Warrant will entitle the holder thereof to acquire one Common Share at a price of $0.25 per share until December 31, 2018. Pursuant to the Subscription Agreement, the purchase price for the Units will be satisfied upon closing by RCF VI LLC by (i) set-off against the outstanding balance due to RCF VI LP under the Bridge Loan (approximately $12,791,000 as at March 31, 2018, plus accrued interest and fees (if any) thereon), (ii) retention by RCF VI LLC of the estimated costs and expenses of itself and of RCF VI LP associated with the purchase of the Units, including RCF VI LLC's due diligence costs and fees and expenses incurred by RCF VI LLC in connection with the Credit Agreement and related matters which have not be reimbursed prior to the closing date of the RCF Private Placement, and (iii) payment of cash by RCF VI LLC to the Company.

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The completion of the RCF Private Placement is conditional upon, among other things, (i) disinterested shareholder approval of the RCF Private Placement, (ii) approval of the TSX for the listing of the Common Shares underlying the Units and the Common Shares underlying the Warrants for trading on the TSX, (iii) the Company's development of a Prairie Creek Project budget through to December 31, 2018, which shall have been approved by RCF VI LLC, (iv) the entering into of the Amended and Restated Investor Agreement by the Company, RCF VI LP and RCF VI LLC, and (v) the discharge of the Credit Agreement and related security. The TSX granted conditional approval in connection with the RCF Private Placement. Subject to the satisfaction or waiver of the conditions set forth in the Subscription Agreement, the closing of the RCF Private Placement will take place on a date to be agreed on by the Company and RCF VI LLC, which date is expected to be prior to the Effective Date of the Arrangement.

Amendments to the Investor Agreement

In connection with the RCF Private Placement, the Company and RCF VI LP will amend and restate the Investor Agreement. Such Amended and Restated Investor Agreement will, among other things:

(a)	include RCF VI LLC as a party thereto;

(b)	subject to compliance with applicable law (including, if required, approval of the TSX), and for so long as the Investor's Percentage is at least 10%, provide RCF VI LLC with participation rights and top-up rights in respect of equity financings by the Company;

(c)	for so long as the Investor's Percentage is at least 10%, provide RCF VI LLC with participation rights in respect of any "Debt or Royalty Financing" (as will be defined in the Amended and Restated Investor Agreement);

(d)	for so long as the Investor's Percentage is at least 10%, require the Company to maintain the size of the Board at seven directors unless otherwise agreed to by RCF VI LLC;

(e)	(i) for so long as the Investor's Percentage is at least 10%, provide RCF VI LLC with the right to nominate one director to the Board, (ii) at any time the Investor's Percentage is at least 20%, provide RCF VI LLC with the right to nominate up to two directors to the Board, and (iii) provide RCF VI LLC with the right to nominate additional directors to the Board in proportion to the Investor's Percentage in the Company;

(f)	for so long as the Investor's Percentage is at least 10%, the Company will have certain monthly reporting obligations to RCF VI LLC, and RCF VI LLC will have quarterly Prairie Creek Project visitation and inspection, and budget review and consultation rights;

(g)	require the Company to maintain a technical committee and an environmental and social governance committee, including at least one RCF VI LLC appointee; and

(h)	for so long as the Investor's Percentage is at least 10%, provide RCF VI LLC with certain Board and committee observer rights.

Covenants

In connection with the RCF Private Placement, the Company agreed to the following in favour of RCF VI LLC:

(a)	to undertake a broad environmental and permitting review and analysis of its Prairie Creek Project with a scope and engagement to be agreed with RCF VI LLC, by consultants to be appointed prior to closing of the RCF Private Placement, with a target to be completed by September 30, 2018;

(b)	to expand the engagement of necessary consultants to assist in the management of the current and future risks identified by the environmental and permitting review and analysis of the Company's Prairie Creek Project; and

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(c)	to complete a compensation and benefits review in 2018, with a scope and engagement to be agreed with RCF VI LLC.

Conditions to Closing

The Subscription Agreement provides that the obligation of RCF VI LLC to complete the RCF Private Placement is subject to the satisfaction, on or before the closing date thereof, of a number conditions precedent, including, without limitation:

(a)	the Company will have developed a budget detailing the hard and soft costs associated with the development of its Prairie Creek Project and all related improvements through to December 31, 2018, which budget will have been approved by the Company and RCF VI LLC;

(b)	the Board will have appointed Robert J. (Don) MacDonald to the position of President and Chief Executive Officer of the Company;

(c)	the Company will have entered into the Amended and Restated Investor Agreement;

(d)	the Company will have established and held meetings of the technical, and environmental and social governance committees contemplated by the Amended and Restated Investor Agreement;

(e)	the TSX will have conditionally approved the transactions contemplated by the Subscription Agreement (subject to delivery of customary post-closing documentation) and the shareholders of the Company will have approved the issuance of the securities pursuant to the RCF Private Placement; and

(f)	the Company will have appointed the consultant(s) acceptable to RCF VI LLC to perform an environmental, social and permitting review and analysis of its Prairie Creek Project.

Effects of the RCF Private Placement

Upon completion of the RCF Private Placement, RCF VI LP will hold, directly and indirectly through RCF VI LLC, 151,630,000 Common Shares representing approximately 41.42% of the Company's issued and outstanding share capital. In addition, RCF VI LP, indirectly through RCF VI LLC, will have the right to acquire an additional 50,000,000 Common Shares upon the exercise of the Warrants in accordance with their terms. Assuming that RCF VI LLC exercises all 50,000,000 Warrants pursuant to, and in accordance with their terms, RCF VI LP will hold, directly and indirectly through RCF VI LLC, 201,630,000 Common Shares representing approximately 48.46% of the Company's issued and outstanding share capital (on a partly-diluted basis). In addition, at each such time, RCF VI LLC will be entitled to nominate such number of directors to the Company's Board as is proportional to its and RCF VI LP's combined ownership interest in the Company, and shall have the corporate oversight, participation and top-up rights previously discussed herein.

Purpose of the RCF Private Placement

The Board of Directors believes that the $20 million RCF Private Placement is a strong vote of confidence in the Company's potential and the viability of its Prairie Creek Project. Further, the Board of Directors believes that shareholders will benefit from the RCF Private Placement as the transaction will facilitate the development of the Company's Prairie Creek Mine in the Northwest Territories, Canada. Specifically, the proceeds of the RCF Private Placement will be used by the Company in the following priority:

(a)	to repay the principal amount of the Bridge Loan, plus accrued interest and fees (if any) thereon, on a cashless basis from the net proceeds of the RCF Private Placement;

(b)	for additional engineering and permitting works of the Company's Prairie Creek Mine in the Northwest Territories, Canada; and

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(c)	for general working capital purposes.

Approval and Recommendation of the Board of Directors

The Board of Directors has carefully considered the RCF Private Placement, including the terms of the Subscription Agreement and the amendments to the Investor Agreement, and has determined that the RCF Private Placement is in the best interests of the Company, and unanimously recommends that disinterested shareholders vote in favour of the RCF Private Placement Resolution at the Meeting. In recommending that disinterested shareholders vote in favour of the RCF Private Placement Resolution, the Board considered, among other things, (i) the financing needs for the ongoing development of the Company's Prairie Creek Mine, (ii) that the financing is in the form of equity, and not debt, which will allow the Company to repay the US$10 million Bridge Loan, and (iii) that the subscription price of $0.20 per share represents a 61% premium over the 10-day volume weighted average price of the Company's Common Shares as of May 14, 2018, the date that the Subscription Agreement in respect of the RCF Private Placement was entered into between the Company and RCF VI LLC.

Notwithstanding that the RCF Private Placement may be authorized and approved by the shareholders at the Meeting, the directors will be authorized and empowered, without further notice to, or authorization, approval, ratification or confirmation of, any shareholders of the Company to determine whether or not to proceed with RCF Private Placement at any time prior to the closing thereof.

Canadian Securities Law Considerations

The Company is a reporting issuer in each of the provinces of Canada, and is subject to MI 61-101. MI 61-101 regulates insider bids, issuer bids, business combinations and related party transactions to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, disinterested securityholder approval, and, in certain instances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors.

RCF VI LP is a "related party" of the Company pursuant to MI 61-101 as RCF VI LP is a person that has beneficial ownership of, and control or direction over, directly or indirectly securities of the Company carrying more than 10% of the voting rights attached to all of the Company's outstanding voting securities. The RCF Private Placement constitutes a "related party transaction" pursuant to MI 61-101. Pursuant to subsection 5.5(c) of MI 61-101 [Distribution of Securities for Cash], the Company is exempt from the requirements under MI 61-101 of having to obtain a formal valuation. Neither the Company nor, to the knowledge of the Company after reasonable inquiry, RCF VI LP nor RCF VI LLC, have knowledge of any material information concerning the Company or its securities that has not been generally disclosed. Neither the Company nor any of its officers or directors, after reasonable inquiry, are aware of any prior valuations or bona fide offers that have been completed or received by the Company in the past 24 months in respect of the Company that relate to the subject matter of or are otherwise relevant to the RCF Private Placement.

In addition, pursuant to the rules of the TSX, an issuer must seek shareholder approval if more than 25% of the current number of share outstanding are issued or made issuable. Further, if such transaction results in more than 10% of the current number of shares outstanding being issued or made issuable to an insider of the Company, such approval must exclude the votes attached to the shares beneficially owned by the insider. The TSX also requires shareholder approval of transactions that are determined to materially affect control of a listed issuer. Pursuant to the RCF Private Placement, a total of 150,000,000 Common Shares of the Company will be issued or made issuable to RCF VI LLC, an "insider" of the Company (pursuant to the rules of the TSX), representing approximately 56.4% of the issued and outstanding Common Shares as at the date hereof. The RCF Private Placement will also materially affect control of the Company in the view of the TSX. In accordance with the rules of the TSX, the RCF Private Placement Resolution must be approved by 50% of the votes cast at the Meeting, excluding the votes attached to 51,630,000 Common Shares (representing 19.4% of the current issued and outstanding Common Shares) beneficially owned by RCF VI LP.

Accordingly, pursuant to Section 5.6 of MI 61-101 and Sections 607(g)(i) and (ii) of the TSX Company Manual, the Company is seeking disinterested shareholder approval of the RCF Private Placement. Pursuant to Section 8.1(2) of MI 61-101, in determining disinterested shareholder approval, the Company shall exclude the votes attached to Common Shares that are beneficially owned or over which control or direction is exercised by, among certain other persons, an "interested party". For a related party transaction, an "interested party" is a related party of the Company that (i) is a party to the transaction, or (ii) is entitled to receive, directly or indirectly, as a consequence of the transaction, a collateral benefit. Therefore, Common Shares held or controlled by a director or executive officer or other related party receiving a "collateral benefit" would be excluded from the disinterested shareholder vote pursuant to MI 61-101.

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None of the directors or officers of the Company will be receiving any collateral benefits in connection with the RCF Private Placement, and as such, none of the directors or officers of the Company are "interested parties" as defined in MI 61-101.

Disinterested Shareholder Approval of the RCF Private Placement

At the Meeting, disinterested shareholders will be asked to consider and, if deemed advisable, to authorize and approve the RCF Private Placement Resolution. To become effective, the RCF Private Placement Resolution must be approved, with or without variation, by an affirmative vote of at least a simple majority of the votes cast by the disinterested shareholders voting in person or by proxy at the Meeting. To the knowledge of the Company after reasonable inquiry, only the Common Shares held or controlled by RCF VI LP will be excluded from the shareholder votes required to approve the RCF Private Placement, since RCF VI LLC, an affiliate of RCF VI LP is a party to the RCF Private Placement. As at the Record Date for the Meeting, May 18, 2018, RCF VI LP held 51,630,000 Common Shares representing approximately 19.4% of the Company's issued and outstanding Common Shares on a non-diluted basis.

The RCF Private Placement Resolution is as follows:

BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF DISINTERESTED SHAREHOLDERS, THAT:

1.	The issuance (the "RCF Private Placement") by Canadian Zinc Corporation (the "Company") of 100,000,000 units of the Company (the "Units") to RCF VI CAD LLC at a price of $0.20 per Unit for aggregate gross proceeds of $20,000,000; with each Unit consisting of one common share in the capital of the Company (a "Common Share") and one-half of one Common Share purchase warrant (each whole warrant, a "Warrant"); with each Warrant entitling the holder thereof to purchase one Common Share at a price of $0.25 per share until December 31, 2018, be and is hereby authorized and approved.

2.	Notwithstanding that this resolution has been passed, and the RCF Private Placement authorized and approved by the shareholders of the Company, the directors of the Company are hereby authorized and empowered, without further notice to, or authorization, approval, ratification or confirmation of, any shareholders of the Company to determine whether or not to proceed with RCF Private Placement at any time prior to the closing thereof.

3.	Any officer or director of the Company is hereby authorized, empowered and directed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

Trading in Common Shares

The Common Shares of the Company trade on the TSX under the symbol "CZN", and on the OTCQB in the United States under the symbol "CZICF". The closing prices of the Common Shares on the TSX and the OTCQB on May 14, 2018, the last trading day prior to the announcement by the Company of the RCF Private Placement, were $0.12 and US$0.089, respectively. The closing prices of the Common Shares on the TSX and the OTCQB on May 24, 2018, the last trading date prior to the date of this Information Circular, were $0.15 and US$0.12, respectively. The Warrants are not and will not be listed for trading on a public market.

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The following table sets forth the reported high and low prices and the trading volumes for the Common Shares on the TSX for the periods indicated.

	Price Range ($)
Period	High	Low	Aggregate Trading Volume
May 1 – 24, 2018	$0.15	$0.115	3,289,340
April 2018	$0.14	$0.12	2,443,460
March 2018	$0.14	$0.12	3,222,660
February 2018	$0.15	$0.13	2,570,640
January 2018	$0.18	$0.14	6,064,740
December 2017	$0.18	$0.13	8,253,210
November 2017	$0.18	$0.13	6,831,810

The following table sets forth the reported high and low priced and the trading volume for the Common Shares on the OTCQB for the periods indicated.

	Price Range (US$)
Period	High		Low		Aggregate Trading Volume
May 1 – 24, 2018	US$	0.12	US$	0.09	775,460
April 2018	US$	0.11	US$	0.09	820,160
March 2018	US$	0.11	US$	0.09	560,620
February 2018	US$	0.13	US$	0.10	676,391
January 2018	US$	0.15	US$	0.11	1,910,550
December 2017	US$	0.14	US$	0.10	1,632,620
November 2017	US$	0.14	US$	0.10	895,300

Ownership of Securities of the Company

The following table sets forth the number, designation and the percentage of outstanding securities beneficially owned or over which control or direction is exercised (a) by each director and officer of the Company, and (b) if known after reasonable inquiry, by (i) each associate or affiliate of an insider of the Company, (ii) each associate or affiliate of the Company, (iii) an insider of the Company, other than a director or officer of the Company, and (iv) each person acting jointly or in concert with the Company.

Name of Shareholder	Number of Common Shares Owned(1)		Percentage of Outstanding Common Shares
RCF VI LP	51,630,000		19.4%
John F. Kearney	3,700,909	(2)	1.39%
Dave Nickerson	173,000	(3)	0.07%
Jean-Charles Potvin	104,000	(4)	0.04%
Malcolm J. A. Swallow	Nil	(5)	Nil
Alan B. Taylor	124,000	(6)	0.05%
Ian R. Ward	5,000	(7)	0.00%
John M. Warwick	100,000	(8)	0.04%
Trevor L. Cunningham	30,000	(9)	0.01%
Robert J. (Don) MacDonald	504,000	(10)	0.19%
(1)	The information as to Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective director, officer or insider.
(2)	This number does not include 4,000,000 Common Shares issuable upon the exercise of Options and settlement of RSUs.
(3)	This number does not include 626,356 Common Shares issuable upon the exercise of Options and settlement of DSUs.
(4)	This number does not include 434,467 Common Shares issuable upon the exercise of Options and settlement of DSUs.
(5)	This number does not include 434,467 Common Shares issuable upon the exercise of Options and settlement of DSUs.
(6)	This number does not include 3,000,000 Common Shares issuable upon the exercise of Options and settlement of RSUs.
(7)	This number does not include 434,467 Common Shares issuable upon the exercise of Options and settlement of DSUs.

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(8)	This number does not include 434,467 Common Shares issuable upon the exercise of Options and settlement of DSUs.
(9)	This number does not include 2,300,000 Common Shares issuable upon the exercise of Options and settlement of RSUs.
(10)	This number does not include 2,500,000 Common Shares issuable upon the exercise of Options.

Commitments to Acquire Securities of the Company

Except as disclosed in this Information Circular, including with respect to the purchase of the Units by RCF VI LLC in connection with the RCF Private Placement and the Common Shares that may be acquired upon the exercise of outstanding Options and Underwriter Compensation Options, and the settlement of outstanding DSUs and RSUs, to the Company's knowledge, there are no agreements, commitments or understandings to acquire securities of the Company by any of the persons referred to in the above table under the heading "– Ownership of Securities of the Company".

Benefits from the RCF Private Placement

Except as disclosed in this Information Circular, including with respect to the purchase of the Units by RCF VI LLC in connection with the RCF Private Placement, none of the persons referred to in the above table under the heading "– Ownership of Securities of the Company" will derive any direct or indirect benefits as a result of the RCF Private Placement.

Material Changes in the Affairs of the Company

Except as disclosed in this Information Circular, including with respect to the Arrangement, there are no plans or proposals for material changes in the affairs of the Company.

Financial Statements

Shareholders of the Company may request a copy of the most recent interim financial statements of the Company, at no charge, by contacting the Company by mail at Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9 or by telephone at (604) 688-2001 or by email at invest@canadianzinc.com.

Dividend Policy

The Company has not paid any dividends on its Common Shares in the past and it does not expect to pay dividends in the foreseeable future.

Prior Sales

Other than the issuance of an aggregate of 760,775 DSUs by the Company to its directors (of which (i) 178,570 DSUs were granted on June 30, 2017, (ii) 152,435 DSUs were granted on September 30, 2017, (iii) 189,390 DSUs were granted on December 31, 2017, and (iv) 240,380 DSUs were granted on March 31, 2018) and the issuance of an aggregate of 2,300,000 RSUs by the Company to its senior officers on January 26, 2018, the Company did not sell or purchase any securities of the Company during the 12-month period preceding the date of this Information Circular.

The Arrangement

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to authorize and approve the Arrangement Resolution which, if approved, will be used in connection with an internal reorganization of the Company to give effect to the Arrangement comprising certain exchanges of securities of the Company.

Pursuant to the Arrangement and subject to the provisions of the Arrangement affecting Small Lot Shareholders described below, all of the outstanding Common Shares of the Company will be exchanged for Holdco Shares on a one-for-one basis. The Holdco Shares will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to the Common Shares. The Holdco Shares issued pursuant to the Arrangement will be fully paid and non-assessable. Completion of the Arrangement will result in the Company becoming a wholly-owned subsidiary of Holdco, and Holdco will be a publicly-traded holding corporation.

Each Small Lot Shareholder who has not returned an Election Form or has elected to be paid cash for their Common Shares prior to the Effective Date shall cease to be a shareholder of the Company at the Effective Time and each certificate representing Common Shares held by such Small Lot Shareholder shall be cancelled as of the Effective Time in consideration for the payment in cash of $0.20 for each Common Share held by such Small Lot Shareholder.

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In addition, following the Arrangement: (a) each Option will be exchanged for one Replacement Option to purchase that number of Holdco Shares as is equal to the number of Common Shares that the holder thereof would otherwise have been entitled to purchase immediately prior to the Effective Time, on the same terms and conditions as such Option; (b) each Underwriter Compensation Option will entitle the holder thereof to purchase, in lieu of the Common Share to which such holder was therefor, entitled, one Holdco Share; (c) each vested RSU will entitle the holder thereof to receive one Holdco Share in lieu of each Common Share to which such holder would have been otherwise entitled to, and any cash amount that such holder is entitled to will be calculated on the price of a Holdco Share in substitution of a Common Share; (d) each redeemed DSU will entitle the holder thereof to receive one Holdco Share in lieu of each Common Share to which such holder would have been otherwise entitled to, and any cash amount that such holder is entitled to will be calculated on the price of a Holdco Share in substitution of a Common Share; and (e) each Warrant will entitle the holder thereof to purchase, in lieu of the Common Share to which such holder was therefor, entitled, one Holdco Share.

Except in respect of Small Lot Shareholders, the Arrangement will not change the rights of the holders of the securities of the Company and will have no impact on a securityholder's ultimate economic interest. Other than in respect of Small Lot Shareholders, the Arrangement will affect securityholders of the Company uniformly and will not affect any shareholder's percentage ownership interest in the Company or proportionate voting power. Further, there shall be no disposition of assets of the Company in connection with the Arrangement and all assets of the Company immediately prior to the Effective Date shall remain in the consolidated entity immediately following the Effective Date.

The following diagrams illustrate the corporate structure prior to the Arrangement and following completion of the Arrangement:

Corporate Structure Prior to the Arrangement	Corporate Structure Following the Arrangement

Following the Effective Date of the Arrangement, the Company may carry out certain inter-company transfers, including with respect to senior management employment contracts and the head office lease from the Company to Holdco, and potentially, subject to further review, the transfer of its subsidiaries Messina Minerals Inc. and Paragon Minerals Corporation to Holdco.

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Note to U.S. Securityholders

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED UPON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities to be distributed pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act, and are being issued in reliance on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Court, which will consider, among other things, the fairness of the terms and conditions of the Arrangement of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. See "– Required Court Approvals". The Replacement Shares to be issued to the Company's shareholders under the Arrangement will be freely transferable under U.S. federal securities laws, except that the U.S. Securities Act will impose certain restrictions on the resale of Replacement Shares received pursuant to the Arrangement by persons who are, or within the 90 days immediately before such resale were, "affiliates" (as defined in Rule 144 under the U.S. Securities Act) of Holdco. See "– United States Securities Law Considerations".

Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) Exemption. Therefore, the Section 3(a)(10) Exemption is not available to exempt the issuance of Holdco Shares issuable on the exercise of the Replacement Options and may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Prior to the issuance of Holdco Shares pursuant to any such exercise, Holdco may require the delivery of an opinion of counsel or other evidence reasonably satisfactory to Holdco to the effect that the issuance of such Holdco Shares does not require registration under the U.S. Securities Act or applicable state securities laws.

Holders of the Company Securities who are resident in, or citizens of, the United States or who are otherwise United States taxpayers should be aware that the Arrangement described herein may have tax consequences both in the United States and in Canada. Such consequences may vary depending on the holder's particular circumstances. For a general discussion of the principal Canadian federal income tax considerations to Company's shareholders who are resident in the United States, see "– Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada". For a general discussion of the principal United States federal income tax considerations for U.S. Holders, see "– Certain United States Federal Income Tax Considerations". The Company's shareholders who are resident in, or citizens of, the United States or who are otherwise United States taxpayers are urged to consult their own tax advisors with respect to the Canadian and U.S. federal income tax consequences to them of the Arrangement and the applicability of any federal, state, local, foreign and other tax laws. No party to the Arrangement has requested, or intends to request, a ruling from the U.S. Internal Revenue Service or an opinion of legal counsel as to any U.S. tax matters.

The solicitations of proxies from the Company's shareholders are not subject to the proxy requirements of the U.S. Exchange Act. Accordingly, the solicitations contemplated herein are being made to the Company's shareholders resident in the United States only in accordance with Canadian securities laws and Canadian corporate laws, and this Information Circular has been prepared in accordance with the disclosure requirements of Canadian securities laws. The Company's shareholders resident in the United States should be aware that, in general, such Canadian disclosure requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. laws. The financial statements of the Company included or incorporated by reference herein have been prepared in accordance with international financial reporting standards as issued by the International Accounting Standards Board, which may differ in material ways from U.S. Generally Accepted Accounting Principles.

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The enforcement by investors of civil liabilities under the U.S. securities laws may be affected adversely by the fact that the Company is organized under the laws of a jurisdiction other than the U.S., that some or all of their respective officers and directors are residents of countries other than the U.S., that some or all of the experts named in this Information Circular and the documents incorporated by reference herein are residents of countries other than the U.S., and that all or a substantial portion of the assets of the Company and such persons are located outside the U.S. As a result, it may be difficult or impossible for the Company's shareholders resident in the U.S. to effect service of process within the U.S. upon the Company, its officers and directors or the experts named in this Information Circular and any documents incorporated by reference herein, or to realize, against them, upon judgments of courts in the U.S. predicated upon civil liabilities under U.S. securities laws. In addition, the Company's shareholders resident in the U.S. should not assume that Canadian courts: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under U.S. federal securities laws or the state-specific "blue sky" securities laws of any state within the U.S.; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under U.S. federal securities laws or "blue sky" laws of any state within the U.S.

Background to the Arrangement

Through the Arrangement, management intends to structure the assets of the Company to facilitate future project financing of the Prairie Creek Project. Discussions to date with financial institutions have confirmed that the opportunity of raising project debt financing to complete the development and construction of the Prairie Creek Project would require that the Prairie Creek Project be held in a separate stand-alone entity, and that the public parent company be structured to act as project sponsor.

Management believes that separating the operating assets from the public corporation will result in a more optimal and flexible corporate structure to enable the Company to develop its properties and pursue financing transactions. Since the Company holds all of the assets, agreements and permits with respect to its Prairie Creek Property, and the transfer of these assets, agreements and permits to a wholly owned subsidiary may present some difficulties and costs, management determined that the Arrangement, which will create a new holding company while leaving all of the Prairie Creek Property assets, agreements and permits in place, was the most timely and efficient way to accomplish this objective.

In exploring the pros and cons of a transaction which would result in the separation of the operating business from the publicly-listed vehicle, management consulted with the Company's legal, tax and financial advisers regarding structuring of such a transaction. On May 24, 2018, the Board of Directors unanimously endorsed management's recommendation that the Company proceed with the Arrangement and ratified and approved the execution of the Arrangement Agreement and authorized the Company to proceed with the Arrangement, subject to the receipt of all requisite approvals.

On May 7, 2018, Holdco was incorporated for the sole purpose of completing the Arrangement. On May 28, 2018, the Company and Holdco entered into the Arrangement Agreement pursuant to which the parties agreed to complete the Arrangement, subject to satisfaction or waiver of certain conditions set out in the Arrangement Agreement, in accordance with the Plan of Arrangement appended thereto.

The completion of the Arrangement is conditional upon, among other things, shareholder approval of the Arrangement, Court approval and approval of the TSX for completion of the Arrangement and the listing of the Holdco Shares (including those Holdco Shares underlying the Holdco Convertible Securities) for trading on the TSX. The TSX has granted conditional approval to the Arrangement. On May 28, 2018, the Company obtained the Interim Order from the Court. Final approval is conditional, among other things, on approval of the shareholders.

Benefits of the Arrangement

The Board of Directors believes that the Company will benefit from completion of the Arrangement as the separation of the operating business (and related assets, agreements and regulatory permits) from the public holding corporation will facilitate future financing transactions to assist in the completion of the development and construction of the Prairie Creek Project.

Except in respect of Small Lot Shareholders, the Arrangement will not change the rights of the holders of the securities of the Company, and will have no impact on a securityholder's ultimate economic interest. Other than in respect of Small Lot Shareholders, the Arrangement will affect securityholders of the Company uniformly and will not affect any shareholder's percentage ownership interests in the Company or proportionate voting power.

There are currently a number of shareholders who hold less than one Board Lot, being less than 500 Common Shares (also referred to as "Small Lot" herein). Holders of less than one Board Lot (also referred to as "Small Lot Shareholders" herein) who wish to sell their Common Shares or buy enough Common Shares to increase their holdings to a Board Lot are frequently charged a minimum commission to execute such a transaction. The minimum commission rates can make the sale or purchase of a Small Lot relatively costly. Small Lot Shareholders therefore have limited liquidity for their shareholdings and are deriving little or no income therefrom.

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The Board of Directors is of the view that the aspect of the Arrangement involving Small Lot Shareholders will also benefit the Company and its shareholders (i) by affording Small Lot Shareholders the opportunity to receive cash for their investment in the Company without payment of brokerage commissions and (ii) by reducing the Company's administrative expenses as a result of the reduction in the number of Small Lot Shareholders, including the printing and delivery of proxy solicitation materials as well as expenses relating to the transfer agent.

Approval and Recommendation of the Board of Directors

The Board of Directors has determined that the Arrangement is fair to the Company, its shareholders, the Optionholders, the holders of DSUs, the holders of RSUs, the holders of the Underwriter Compensation Options, and any present or future holders of Warrants, and unanimously recommends that shareholders vote in favour of the Arrangement Resolution at the Meeting.

Mechanics of the Arrangement

The Arrangement will be undertaken in accordance with the BCBCA and the Plan of Arrangement. The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement which is set out in Appendix A to the Arrangement Agreement, which is attached at Schedule "C" to this Information Circular.

Upon the Arrangement becoming effective, without any further act or formality:

(a)	each Small Lot Shareholder who has not returned an Election Form or has elected to be paid cash for their Common Shares prior to the Effective Date shall cease to be a shareholder of the Company at the Effective Time and each certificate representing Common Shares held by such Small Lot Shareholder shall be cancelled as of the Effective Time in consideration for the payment in cash of $0.20 for each Common Share held;

(b)	the directors and officers of the Company will become the directors and officers of Holdco, the committees of the Board of Directors of Company shall become the committees of the board of directors of Holdco, KPMG LLP, the auditors of the Company, if appointed by the shareholders of the Company, will become the auditors of Holdco, and the directors of Holdco will be authorized to fix the remuneration of the auditors of Holdco, if so authorized by the shareholders of the Company;

(c)	the corporate policies of the Company and board and committee mandates and/or charters of the Company will become the corporate policies of Holdco and board and committee mandates and/or charters of Holdco, respectively;

(d)	the Amended and Restated Investor Agreement, or the Investment Agreement, in the event that the RCF Private Placement has not closed prior to the Effective Date, as is expected by the Company, will be assigned by the Company to, and assumed by Holdco, and the rights and obligations of the Company thereunder will become the rights and obligations of Holdco;

(e)	each outstanding Common Share will be exchanged for one Holdco Share;

(f)	the Options, to the extent they have not been validly exercised as of the Effective Time will be exchanged for Replacement Options to receive upon exercise thereof that number of Holdco Shares as is equal to the number of Common Shares that the respective holder of the Options would otherwise have been entitled to receive upon exercise immediately prior to the Effective Time, and the Options will thereupon be cancelled. The term to expiry, conditions to and manner of exercise and other terms and conditions of the Replacement Options (including the exercise price of the Replacement Options, subject to adjustment in certain limited circumstances) will be the same as the terms and conditions of the Options for which they are exchanged;

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(g)	in accordance with the certificate, indenture or documentation governing the terms and conditions of the Underwriter Compensation Options, each holder of an Underwriter Compensation Option outstanding immediately prior to the Effective Time will be entitled to receive (and such holder will accept), upon the exercise of such holder's Underwriter Compensation Options, in lieu of each Common Share to which such holder was therefore, entitled, upon such exercise and for the same aggregate consideration payable therefore, one Holdco Share, and each Underwriter Compensation Option will continue to be governed by and be subject to the terms of the certificate, indenture or documentation governing the terms and conditions of the Underwriter Compensation Options;

(h)	in accordance with the terms and conditions of the RSU Plan, each holder of a vested RSU (referred to in the RSU Plan as a "Vested Share Unit") will be entitled to receive one Holdco Share in lieu of each Common Share to which such holder would have been otherwise entitled to and any cash amount that a holder of a vested RSU is entitled to will be calculated on the price of a Holdco Share in substitution of a Common Share and each RSU will continue to be governed by and subject to the terms and conditions of the RSU Plan;

(i)	in accordance with the terms and conditions of the DSU Plan, each holder of a redeemed DSU will be entitled to receive one Holdco Share in lieu of each Common Share to which such holder would have been otherwise entitled to receive and any cash amount that a holder of a redeemed DSU is entitled to will be calculated on the price of a Holdco Share in substitution of a Common Share and each DSU will continue to be governed by and subject to the terms and conditions of the DSU Plan;

(j)	in accordance with the terms and conditions of the certificate, indenture or documentation governing the terms and conditions of the Warrants, each holder of a Warrant outstanding immediately prior to the Effective Time will be entitled to receive (and such holder will accept), upon the exercise of such holder's Warrant, in lieu of each Common Share to which such holder was therefore, entitled, upon such exercise and for the same aggregate consideration payable therefore, one Holdco Share, and each Warrant will continue to be governed by and be subject to the terms of the certificate, indenture or documentation governing the terms and conditions of the Warrants;

(k)	Holdco shall adopt and implement the Holdco Stock Option Plan, the Holdco RSU Plan and the Holdco DSU Plan, each as shall be substantially similar to the Stock Option Plan, the RSU Plan and the DSU Plan of the Company, respectively; and

(l)	the sole outstanding Holdco Share issued to the Company in connection with the incorporation and organization of Holdco will be purchased by Holdco in consideration for $1.00 and cancelled.

Following completion of the Arrangement, Holdco will seek to list the Holdco Shares on the TSX and to become a "reporting issuer" in each jurisdiction in which the Company is currently a reporting issuer. In addition, the Company anticipates that the Holdco Shares will be traded on the OTCQB in place of the Common Shares.

Procedure for Exchange

In order to receive Holdco Shares for Common Shares on completion of the Arrangement, registered shareholders (other than Small Lot Shareholders) must complete and return the enclosed Letter of Transmittal together with the certificate(s) representing such Common Shares to the Depositary in accordance with the instructions set forth in the enclosed Letter of Transmittal. Non-Registered Holders must contact their nominee to deposit their Common Shares.

Small Lot Shareholders may elect to receive Holdco Shares for Common Shares on completion of the Arrangement by completing and returning the enclosed Election Form, together with the certificate(s) representing such Common Shares to the Depositary in accordance with the instructions set forth in the enclosed Election Form. If a Small Lot Shareholder does not make such election prior to the Effective Date, such Small Lot Shareholders will receive $0.20 per Common Share held in lieu of Holdco Shares. Any Small Lot Shareholder entitled to receive less than $10 (being the equivalent of less than 50 Common Shares) will not receive any cash payment.

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The use of mail to transmit certificates representing Common Shares and the Letter of Transmittal or the Election Form, as applicable, is at the risk of each shareholder. The Company recommends that such certificates and documents be delivered by hand to the Depositary and a receipt thereof be obtained or that registered mail be used.

No signature guarantee is required on the Letter of Transmittal or the Election Form, as applicable, if the Letter of Transmittal or the Election Form is signed by the shareholder of the Common Shares deposited therewith, unless that shareholder has indicated that the Holdco Shares to be received are to be issued in the name of a Person other than the shareholder or if the Holdco Shares are to be sent to an address other than the address of the shareholder as shown on the register of the Company.

In all other cases, all signatures on the Letter of Transmittal or the Election Form, as applicable, must be guaranteed by a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).

From and after the Effective Time, certificates formerly representing Common Shares exchanged pursuant to the Plan of Arrangement shall represent only the right to receive certificates or a direct registration advice statement representing Holdco Shares to which the holders are entitled pursuant to the Arrangement.

Each certificate formerly representing Common Shares that is not deposited with all other documents as required pursuant to the Plan of Arrangement on or prior to the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder to receive Holdco Shares or any dividends or other distributions which may have been declared thereon. At the expiry of such period, all remaining Holdco Shares will be returned to Holdco or a successor thereof for cancellation and, subject to the requirements of law with respect to unclaimed property, if applicable, any certificate which prior to the Effective Date represented issued and outstanding Common Shares which has not been surrendered will cease to represent any claim or interest of any kind or nature against the Company, Holdco or the Depositary.

Notification to Securityholders

Holdco shall, as soon as practicable following the Effective Date of the Arrangement, forward or cause to be forwarded by first class mail (postage prepaid), to each Optionholder entitled to receive Replacement Options, and each holder of DSUs, RSUs, Underwriter Compensation Options and Warrants, in each case, pursuant to the Arrangement, and at the address for such holder on the records of the Company, a document indicating the number of Holdco Shares that may be acquired upon the exercise, redemption or pay-out, as applicable of the respective security, and the corresponding exercise price, if any.

The Arrangement Agreement

The following summarizes, among other things, the material terms of the Arrangement Agreement, a copy of which is attached to this Information Circular at Schedule "C". Shareholders are urged to read the Arrangement Agreement in its entirety for a more complete description of the Arrangement.

Effective Date of the Arrangement

After obtaining the Final Order and subject to the satisfaction or waiver of the conditions set forth in the Arrangement Agreement, including receipt of all appropriate regulatory approvals, the Arrangement will become effective on the Effective Date. The Effective Date shall be determined by the Company in its sole and absolute discretion, pursuant to the terms and conditions of the Arrangement Agreement.

Mutual Covenants of the Company and Holdco

In the Arrangement Agreement, each of the Company and Holdco have agreed to use all commercially reasonable efforts and do all things reasonably required to cause the Arrangement to be effective, and to do and perform all such acts and things and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of the Arrangement Agreement.

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Conditions to Closing

The Arrangement Agreement provides that the obligations of Company to complete the Arrangement are subject to the satisfaction, on or before the Effective Time, of the following conditions precedent, each of which may be waived by the Company:

(a)	the Interim Order will have been granted in the form and substance satisfactory to the Company;

(b)	the Arrangement Resolution, without amendment or with amendments acceptable to the Company, will have been approved by the Company's shareholders at the Meeting in accordance with the Interim Order;

(c)	the Final Order will have been obtained in form and substance satisfactory to the Company, and will not have been set aside or modified in a manner unacceptable to the Company, on appeal or otherwise;

(d)	all shareholder, regulatory and judicial approvals and orders necessary or desirable by the Company for the completion of the transactions provided for in the Arrangement Agreement and the Plan of Arrangement will have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, including the approval of the TSX, and all will be in full force and effect;

(e)	all consents, approvals and notices required from any third party in respect of the completion of the Arrangement will have been obtained or received from the respective third party;

(f)	no action will have been instituted and be continuing on the Effective Date and there will not be in force any order or decree, in each case restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement or the Plan of Arrangement and no cease trading or similar order with respect to any securities of any of the parties to the Arrangement Agreement will have been issued and remain outstanding;

(g)	no law, regulation or policy will have been proposed, enacted, promulgated or applied that interferes or is inconsistent with the completion of the Arrangement or the Plan of Arrangement or its effective application to the Arrangement;

(h)	all necessary documents related to the Arrangement, including this Information Circular, will have been filed with the applicable Governmental Authorities (as defined in the Arrangement Agreement);

(i)	the TSX will have conditionally approved the listing and posting for trading thereon, in substitution for the listing and posting for trading thereon of the Common Shares, of the Holdco Shares to be issued pursuant to the Arrangement prior to the Effective Time, subject only to compliance with the usual requirements of the TSX;

(j)	the Board shall not have revoked its approval of the Arrangement at any time prior to the Effective Date;

(k)	the issuance of the Replacement Shares and Replacement Options pursuant to the Arrangement shall be exempt from registration under the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption; and

(l)	the Arrangement Agreement will not have been terminated in accordance with its terms.

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Termination

The Arrangement Agreement may at any time before or after the holding of the Meeting but in either case prior to the Effective Time be unilaterally terminated by direction of the Board of Directors in its sole and absolute discretion, without notice to or the approval of the other parties to the Arrangement Agreement or the Company's shareholders and without liability to any of them, and nothing expressed or implied in the Arrangement Agreement or in the Plan of Arrangement will be construed as fettering the absolute discretion of the Board of Directors to terminate the Arrangement Agreement and discontinue efforts to effect the Arrangement for whatever reasons they may consider appropriate.

Required Shareholder Approvals

In order to implement the Arrangement, the Arrangement Resolution, the text of which is attached to the Circular as Schedule "B", must be approved by at least 66 and 2/3% of the votes cast at the Meeting by the shareholders of the Company.

Information Concerning Holdco

General

NorZinc Ltd. is a wholly-owned subsidiary of the Company and was incorporated on May 7, 2018, pursuant to the provisions of the BCBCA in order to facilitate and participate in the Arrangement. Holdco was initially formed under the name "1163153 B.C. Ltd." and, on May 22, 2018, amended its constating documents to change its name to "NorZinc Ltd." Holdco currently has no subsidiaries and no assets. Since incorporation, it has carried on no business other than in connection with the Arrangement and as otherwise described in this Information Circular. The constating documents of Holdco will be in all material respects identical to those of the Company. As of the closing of the Arrangement, the Holdco Share owned by the Company will be surrendered for cancellation, shareholders of the Company will exchange their Common Shares for Holdco Shares, and the holders of Convertible Company Securities will be entitled to purchase or receive, as applicable, such number of Holdco Shares as is equal to the number of Common Shares that the respective holder would have otherwise been entitled to purchase or receive, as applicable. As a result, the Company will become a wholly-owned subsidiary of Holdco and the Company's shareholders will become the shareholders of Holdco. Holdco will not, as of the closing of the Arrangement, own securities of any other issuer. In connection with the Arrangement, the Holdco Shares will become listed on the TSX under the symbol "CZN" while the Common Shares of the Company will cease to be listed the TSX. In addition, the Company anticipates that following completion of the Arrangement, the Holdco Shares will trade on the OTCQB in place of the Common Shares. The financial year end of Holdco is the same as the Company, being December 31st.

The registered and records office of Holdco is the same as the Company and is located at Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada V6B 4N9.

Business of Holdco

From and after the Effective Date, Holdco will act as a public holding corporation and will be a reporting issuer in the same jurisdictions in which the Company currently is a reporting issuer. Holdco may issue equity and debt securities to the public to provide capital to its subsidiaries and to finance new investments. The Company will continue its current business. Further, there shall be no disposition of assets of the Company in connection with the Arrangement and all assets of the Company immediately prior to the Effective Date shall remain in the consolidated entity immediately following the Effective Date.

Share Capital of Holdco

The authorized share capital of Holdco consists of an unlimited number of Holdco Shares of which one Holdco Share has been issued to the Company in connection with the incorporation of Holdco. As at the date hereof, there were 266,111,543 Common Shares of the Company issued and outstanding. In addition, if the RCF Private Placement is completed prior to the Effective Date, as is anticipated by the Company, an additional 100,000,000 Common Shares of the Company will be issued to RCF VI LLC thereunder, and there is expected to be 366,111,543 Common Shares of the Company outstanding as at the Effective Date, and an equal number of Holdco Shares outstanding immediately following the Effective Date, subject to the provisions of the Arrangement affecting Small Lot Shareholders.

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Holdco Shares

The rights, privileges, restrictions and conditions attaching to the Holdco Shares are the same as the rights, privileges, restrictions and conditions attaching to the Common Shares. Holders of Holdco Shares are entitled to receive notice of and to attend and vote at all meetings of holders of Holdco Shares, and each Holdco Share confers the right to one vote in person or by proxy at such meetings. Holders of Holdco Shares are entitled, ratably, to the remaining property of Holdco upon liquidation, dissolution or winding up of Holdco, and such holders receive dividends if, as, and when, declared by the directors of Holdco. Holders of Holdco Shares are not entitled to pre-emptive rights, and there are no restrictions on the purchase or redemption of Holdco Shares by Holdco while there is an arrearage in the payment of dividends or sinking fund installments. There is no liability on the part of any holder of Holdco Shares to further capital calls by Holdco nor any provision discriminating against any existing or prospective holder of securities of Holdco as a result of such holder owning a substantial number of Holdco Shares. There are no limitations on the rights to own securities, including the rights of non-resident or foreign holders of Holdco Shares to hold or exercise voting rights on the securities imposed by the BCBCA or by the constating documents of Holdco. Any modification, amendment or variation of any rights attached to the Holdco Shares must be approved by at least two-thirds of the Holdco Shares voted at a meeting of the Holdco's shareholders.

Stock Option Plan, DSU Plan and RSU Plan

Pursuant to the Arrangement, Holdco will adopt and implement the Holdco Stock Option Plan, the Holdco RSU Plan and the Holdco DSU Plan, which will be substantially similar to the Stock Option Plan, the RSU Plan and the DSU Plan of the Company, respectively. Grants of options, restricted share units and deferred share units of Holdco following the Effective Date will generally be made under, and pursuant to the terms of, such Holdco Stock Option Plan, Holdco RSU Plan and Holdco DSU Plan, respectively.

Options to Purchase Securities

As at the date hereof, there were 7,700,000 Options and 2,448,000 Underwriter Compensation Options outstanding allowing the holders thereof to purchase an aggregate of 10,148,000 Common Shares. Of the 7,700,000 Options outstanding, 2,500,000 Options were granted as an employment inducement outside of the Stock Option Plan (however, such Options are subject to the terms and conditions set out in the Stock Option Plan) to an officer of the Company. Common Shares issuable upon exercise of such employment inducement Options have been conditionally accepted for listing on the TSX. In addition, an aggregate of 9,214,224 Common Shares were issuable upon payout of 7,850,000 RSUs and 1,364,224 DSUs outstanding as at the date hereof. Directors and officers of the Company hold 6,250,000 of the Options, 6,550,000 RSUs and 1,364,224 DSUs, contractors and employees of the Company hold 1,450,000 Options, 1,300,000 RSUs and nil DSUs, and third party entities hold 2,448,000 Underwriter Compensation Options. In addition, if the RCF Private Placement is completed prior to the Effective Date, as is anticipated by the Company, there will be 50,000,000 Warrants outstanding as at the Effective Date. Following the completion of the Arrangement, the holders of the Options, RSUs, DSUs, Underwriter Compensation Options and, to the extent applicable, Warrants, outstanding as of the Effective Date will be entitled to purchase or receive, as applicable, such number of Holdco Shares as is equal to the number of Common Shares that the respective holder would have otherwise been entitled to purchase or receive, as applicable. Such Options will be governed by the terms of the Holdco Stock Option Plan, while such RSUs and DSUs will continue to be governed by the terms of the RSU Plan and the DSU Plan of the Company, respectively.

Prior Sales and Trading

Other than the issuance of one Holdco Share by Holdco to the Company in connection with its incorporation, Holdco did not issue or sell any securities of Holdco since its incorporation. No securities of Holdco are traded or quoted on any market; however, following the Arrangement, it is expected that the Holdco shares will be listed on the TSX and will trade on the OTCQB.

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Beneficial Ownership of Securities of Holdco

To the knowledge of the directors and executive officers of the Company, RCF VI LP is the only person who will beneficially own, control or direct, directly or indirectly, Holdco Shares carrying 10% or more of the voting rights attached to the Holdco Shares upon completion of the Arrangement.

If the RCF Private Placement is completed prior to the Effective Date, as expected by the Company, it is anticipated that RCF VI LP will beneficially own, control or direct, directly and indirectly through RCF VI LLC, 151,630,000 Holdco Shares representing approximately 41.42% of Holdco's issued and outstanding share capital (subject to the treatment of Small Lot Shareholders pursuant the Arrangement) immediately following the completion of the Arrangement. In addition, at such time, RCF VI LP indirectly, through RCF VI LLC, will have the right to acquire an additional 50,000,000 Holdco Shares upon the exercise of the Warrants in accordance with their terms. Assuming that RCF VI LLC exercises all 50,000,000 Warrants pursuant to, and in accordance with their terms, RCF VI LP will hold, directly and indirectly through RCF VI LLC, 201,630,000 Holdco Shares representing approximately 48.46% of Holdco's issued and outstanding share capital (on a partly-diluted basis, and subject to the treatment of Small Lot Shareholders pursuant to the Arrangement).

If the RCF Private Placement is not completed prior to the Effective Date, it is anticipated that RCF VI LP will beneficially own, control or direct, directly or indirectly, 51,630,000 Holdco Shares representing approximately 19.4% of Holdco's issued and outstanding share capital (subject to the treatment of Small Lot Shareholders pursuant to the Arrangement).

Dividend Policy of Holdco

Holdco has not paid any dividends on its Holdco Shares since its incorporation and it does not expect to pay dividends in the foreseeable future.

Financial Statements of Holdco

After the Effective Date, management believes that the consolidated financial statements of Holdco will be, in all material respects, the same as the financial statements of the Company immediately before the Arrangement, on a consolidated basis. The audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2017 and 2016 and the related annual management's discussion and analysis, as well as the unaudited interim consolidated financial statements of the Company and notes thereto for the three month period ended March 31, 2018 and the related management's discussion and analysis are incorporated by reference into this Information Circular.

Directors and Officers of Holdco

The initial director of Holdco is Trevor L. Cunningham. Holdco currently has no officers. Upon the completion of the Arrangement, the Holdco Board will be identical to the Board of Directors as elected at the Meeting, and each director of Holdco will hold office until the close of the next annual general meeting of holders of Holdco Shares or until their successors are elected or appointed. The Holdco Board will have the same committees with the same responsibilities as the Board of Directors as of the Effective Date. In addition, upon completion of the Arrangement, the management team of Holdco shall be comprised of those individuals who are the management team of the Company immediately prior to the Effective Date. See the section entitled "Item 6. Directors, Senior Management and Employees – A. Directors and Senior Officers" in the Company's Annual Report, which is incorporated by reference in this Information Circular.

Executive Compensation of Holdco

As of the Effective Date, the management team of Holdco shall be comprised of those individuals who are the management team of the Company immediately prior to the Effective Date, and no significant changes to the compensation of such management will occur because of the Arrangement. In addition, Holdco's approach and philosophy to executive compensation and director compensation will not differ from the Company's approach and philosophy. If the RCF Private Placement is completed, Holdco will complete a compensation and benefits review in 2018 following completion of the Arrangement, as contemplated by the Amended and Restated Investor Agreement. See the sections of this Information Circular entitled "Statement of Executive Compensation", "Summary Compensation Table", "Incentive Plan Awards", "Equity Compensation Plan Information", "Pension Plan Benefits", "Termination and Change of Control Benefits", and "Director Compensation".

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Indebtedness of Directors and Executive Officers of Holdco

It is anticipated that, as of the Effective Date, no current or former director, executive officer or employee of Holdco, or of any of its subsidiaries, will be indebted to Holdco nor will any indebtedness of any such person to another entity be subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Holdco.

Audit Committees and Corporate Governance

Upon completion of the Arrangement, the Company's corporate governance practices will generally continue to apply to Holdco and will not be affected by the Arrangement. In addition, pursuant to the Arrangement, the Company's committees of the Board, including the Audit Committee, will become the committees of the Holdco Board, and the corporate policies and Board committee charters of the Company will become the corporate policies and committee charters of Holdco, and the mandates of the Board committees of the Company will become the mandates of the committees of the Holdco Board. See the section of this Information Circular entitled "Disclosure of Corporate Governance Practices".

Auditors, Transfer Agent and Registrar

If approved by the Company's shareholders at the Meeting, the auditors of Holdco will be KPMG LLP, Chartered Professional Accountants, having an address at 777 Dunsmuir Street, 11th Floor, Vancouver, British Columbia, Canada, V7Y 1K3. It is expected that the registrar and transfer agent of the Holdco Shares will be Computershare Investor Services Inc., at its offices in Toronto, Ontario.

Material Contracts

Holdco does not currently have any material contracts. Pursuant to the Arrangement, the Amended and Restated Investor Agreement or, if the RCF Private Placement has not closed prior to the Effective Date, as is expected by the Company, the Investor Agreement, will be assigned by the Company to, and assumed by Holdco, and the rights and obligations of the Company thereunder will become the rights and obligations of Holdco. Other than the Investor Agreement or the Amended and Restated Investor Agreement, as the case may be, the Company will remain party to its other material contracts, which such material contracts will indirectly be the material contracts of Holdco. See the section entitled "Item 10. Additional Information – C. Material Contracts" in the Company's Annual Report, which is incorporated by reference in this Information Circular.

Legal Proceedings and Regulatory Actions

Holdco is not and was not since its incorporation party to any legal proceedings or regulatory actions, and Holdco is not aware of any legal proceedings or regulatory actions being contemplated with respect to Holdco.

TSX and OTCQB

The Company received conditional approval of the listing of the Holdco Shares on the TSX in substitution of the Common Shares, as well as the Holdco Shares issuable pursuant to the Holdco Stock Option Plan, Holdco RSU Plan and Holdco DSU Plan, subject to certain conditions typically for a transaction of this nature, as well as the condition that the Arrangement Resolution is approved by the requisite majority of the Company's shareholders voting thereon at the Meeting. If the Arrangement is completed, the Holdco Shares will be listed and will trade on the TSX under the existing Common Share symbol, "CZN", while the Common Shares of the Company will cease to trade on the TSX.

In addition, following the Arrangement, the Company anticipates that the Holdco Shares will trade on the OTCQB under the existing Common Share symbol, "CZICF", while the Common Shares of the Company will cease to trade on the OTCQB.

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Required Court Approvals

The Arrangement requires approval by the Court under Subsection 291(4) of the BCBCA. Prior to the mailing of the Information Circular, the Company obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters related to the Meeting. A copy of the Interim Order is attached to this Information Circular as Schedule "D". Following approval of the Arrangement Resolution by the Company's shareholders at the Meeting, the Company will make an application to the Court for the Final Order at 9:45 a.m. (Vancouver time) on July 6, 2018 or as soon thereafter as the Court may direct or counsel for the Company may be heard. A copy of the notice of petition for the Final Order is attached to this Information Circular as Schedule "E". The Company's counsel has advised that, in deciding whether to grant the Final Order, the Court will consider, among other things, the fairness of the Arrangement to the Company's shareholders. At the hearing for the Final Order, shareholders or other interested persons are entitled to appear in person or by counsel and to make a submission regarding the Arrangement, subject to filing and serving an appearance and satisfying any other applicable requirements. The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities to be issued pursuant to the Arrangement will not be registered under the U.S. Securities Act and will be issued in reliance on the exemption from registration provided by Section 3(a)(10) thereunder and that the Final Order will constitute the basis for such exemption. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities, or partly in such exchange and partly for cash, from the registration requirements of the U.S. Securities Act where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered.

At the hearing for the Final Order, the Court may approve the Arrangement either as proposed, or make the Arrangement subject to such terms and conditions as the Court considers appropriate, or may dismiss the application. Depending upon the nature of any required amendments, the Company or Holdco may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to each of them.

Certain Canadian Federal Income Tax Considerations

The following describes the principal Canadian federal income tax considerations relating to the Arrangement that are generally applicable to holders of Common Shares who, at all relevant times, for the purposes of the Tax Act are individuals who (i) deal at arm's length with, and are not affiliated with the Company or Holdco, and (ii) hold all their Common Shares as capital property (each such person referred to sometimes in this summary as a "Holder").

A Holder's Common Shares generally will be considered to be capital property of the Holder unless the Holder holds the shares in the course of carrying on a business or acquired the Common Shares in a transaction considered to be an adventure in the nature of trade.

Certain Resident Holders (as defined below) whose Common Shares might not otherwise be capital property may, in certain circumstances, be entitled to make an irrevocable election under Subsection 39(4) of the Tax Act to have such shares and every other "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years deemed to be capital property. Resident Holders should consult their own tax advisors regarding whether an election under Subsection 39(4) is available and advisable in their particular circumstances.

This summary is based on the current provisions of the Tax Act and the current published administrative practices and policies of the Canada Revenue Agency (the "CRA") publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"). This summary assumes that all Proposed Amendments will be enacted in the form proposed, although no assurances can be given in this regard. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

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This summary is not applicable to a Holder that is a "financial institution" as defined in the Tax Act for the purposes of the "mark-to-market property" rules or a "specified financial institution" as defined in the Tax Act, nor does it apply to a Holder an interest in which is a "tax shelter investment" as defined in the Tax Act or a Holder that has made a functional currency reporting election under the Tax Act. In addition, this summary does not address all issues relevant to Holders who acquired Common Shares or Replacement Shares on the exercise of an employee stock option. Such Holders should consult their own tax advisors.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representations are made with respect to the tax consequences to any particular Holder. Accordingly all Holders should consult their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances.

Holders Resident in Canada

This portion of the summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable income convention or treaty, is resident or deemed to be resident in Canada at all relevant times (a "Resident Holder").

Exchange of Common Shares for Replacement Shares

As part of the Arrangement, Common Shares held by Holders will be exchanged for Replacement Shares.

A Resident Holder who exchanges Common Shares for Replacement Shares should, pursuant to Subsection 85.1(1) of the Tax Act, be considered to have disposed of the Common Shares for proceeds of disposition equal to their adjusted cost base, such that no gain or loss should arise on the disposition of the Common Shares, provided that (i) immediately after the Arrangement, neither the Resident Holder, persons with whom the Resident Holder did not deal at arm's length, nor the Resident Holder together with persons with whom the Resident Holder did not deal at arm's length, control the Company or beneficially own shares of the Company having a fair market value of more than 50% of the fair market value of all outstanding shares of the Company; (ii) the Resident Holder does not make an election with the Company under Subsection 85(1) or (2) of the Tax Act with respect to the disposition; and (iii) the Resident Holder does not, in his or her return of income for the particular taxation year, include in computing the Resident Holder's income any portion of the gain or loss otherwise determined from the disposition of the Common Shares.

The cost to a Resident Holder of the Replacement Shares will be equal to the Resident Holder's adjusted cost base of the Common Shares immediately before the exchange.

Small Lot Shareholders – Cancelled Common Shares

Each Resident Holder who is also a Small Lot Shareholder who, as a result of not returning an Election Form or electing to be paid cash for their Common Shares prior to the Effective Date, receives a cash payment from the Company in consideration for the holder's Common Shares (a "Cancelled Shareholder") will be deemed to receive a taxable dividend equal to the amount by which the amount received from the Company exceeds the paid-up capital of the Cancelled Shareholder's Common Shares. In the case of a Cancelled Shareholder that is a corporation, in some circumstances, the amount of such deemed taxable dividend may be treated as proceeds of disposition and not a dividend. See "– Holding and Disposing of Replacement Shares" below for a general description of the treatment of dividends under the Tax Act. The Cancelled Shareholder will also be deemed to have received proceeds of disposition for the Common Shares equal to the amount received by the Cancelled Shareholder from the Company less the amount of the deemed dividend referred to above. Consequently, the Cancelled Shareholder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition exceed (or are exceeded by) the adjusted cost base of such Cancelled Shareholder's Common Shares. See "– Taxation of Capital Gains and Capital Losses" below for a general description of the treatment of capital gains and losses under the Tax Act.

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Holding and Disposing of Replacement Shares

In the case of a Resident Holder who is an individual (other than certain trusts), dividends received or deemed to be received on the Replacement Shares will be included in computing the Resident Holder's income, and will be subject to the normal gross-up and dividend tax credit rules applicable to dividends paid by taxable Canadian corporations under the Tax Act, including the enhanced gross-up and dividend tax credit applicable to any dividend designated as an "eligible dividend" in accordance with the provisions of the Tax Act.

A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on the Replacement Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income. A Resident Holder that is a "private corporation" (as defined in the Tax Act) or any other corporation controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Replacement Shares to the extent such dividends are deductible in computing taxable income for the year.

Generally, a Resident Holder who disposes of or is deemed to dispose of Replacement Share in a taxation year will be subject to the rules described below under "– Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

A Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a taxable capital gain) realized by it in that year. Generally, a Resident Holder will be entitled to deduct one-half of the amount of any capital loss (an allowable capital loss) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

A capital loss realized on the disposition of a share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by the corporation on such shares. Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own advisors.

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax on its "aggregate investment income" (as defined in the Tax Act) for the year, including taxable capital gains.

In general terms, a Resident Holder that is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Replacement Shares or realizes a capital gain on the disposition or deemed disposition of Replacement Shares may be liable for alternative minimum tax under the Tax Act. Resident Holders that are individuals should consult their own tax advisors in this regard.

Eligibility for Investment of Replacement Shares

Replacement Shares will be "qualified investments" under the Tax Act for a trust governed by a RRSP, RRIF, DPSP, RESP, RDSP or a TFSA (collectively, "Tax Deferred Plans") at any particular time provided that, at that time, the Replacement Shares are listed on a "designated stock exchange" (as such term is defined in the Tax Act and which currently includes the TSX) or that Holdco is otherwise a "public corporation" for the purposes of the Tax Act. Holders, subscribers and annuitants who intend to hold Replacement Shares in a Tax Deferred Plan should consult their own tax advisors regarding whether such securities are a "qualified investment" at the relevant time for such Tax Deferred Plan.

Notwithstanding that the Replacement Shares may be qualified investments for a TFSA, RRSP, RRIF, RESP or RDSP (a "Registered Plan"), if the Replacement Shares are a "prohibited investment" within the meaning of the Tax Act for a Registered Plan, the holder or annuitant of the Registered Plan, as the case may be, will be subject to a penalty tax set out in the Tax Act. The Replacement Shares will generally not be a prohibited investment for a Registered Plan if the holder or annuitant, as the case may be, (a) deals at arm's length with Holdco for the purposes of the Tax Act, and (b) does not have a "significant interest" (as defined in the Tax Act) in Holdco. Holders, subscribers and annuitants should consult their own tax advisors with respect to whether the Replacement Shares would be a "prohibited investment" as defined in the Tax Act.

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Holders Not Resident in Canada

This portion of the summary applies to a Holder who, at all relevant times, for the purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, Common Shares or Replacement Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a Holder that is an insurer carrying on business in Canada and elsewhere.

Exchange of Common Shares for Replacement Shares

The exchange of Common Shares for Replacement Shares should generally not give rise to a gain or loss to a Non-Resident Holder for purposes of the Tax Act. In any event such exchange will not give rise to any tax liability under the Tax Act provided that the Common Shares are not and are not deemed to be "taxable Canadian property" for the purposes of the Tax Act. The Common Shares will generally not be taxable Canadian property unless at any time during the 60-month period immediately preceding the disposition (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with such persons, owned 25% or more of the issued shares of any class or series of the capital stock of the Company and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from certain resource properties, timber resource properties or real or immovable properties situated in Canada (or a combination thereof). In certain other circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property.

Non-Resident Small Lot Shareholder – Cancelled Common Shares

The discussion above applicable to Canadian resident Small Lot Shareholders under the heading "– Holders Resident in Canada – Small Lot Shareholders–Cancelled Common Shares" also applies to a Non-Resident Holder who is a Small Lot Shareholder and who, as a result of not returning an Election Form or electing to be paid cash for their Common Shares prior to the Effective Date, receives a cash payment from the Company in consideration for the holder's Common Shares (a "Non-Resident Cancelled Shareholder"). The tax treatment of a capital gain or capital loss and a deemed dividend realized by a Non-Resident Cancelled Shareholder are described generally below under the headings "– Dividends on Replacement Shares" and "– Disposing of Replacement Shares".

Dividends on Replacement Shares

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on Replacement Shares will be subject to Canadian non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable income tax convention or treaty. Where the Non-Resident Holder is a U.S. resident entitled to the full benefits under the Canada-U.S. Income Tax Convention (1980), as amended (the "Convention"), and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Disposing of Replacement Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Replacement Shares unless such shares are or are deemed to be "taxable Canadian property" as defined in the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention or treaty.

Generally, a Replacement Share will not be "taxable Canadian property" to a Non-Resident Holder at a particular time provided that (i) such Replacement Share, is listed on a designated stock exchange (which currently includes the TSX) at that time, and (ii) at no time in the 60-month period that ends at the time of the disposition the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length, and the Non-Resident Holder together with all such persons, have owned 25% or more of the issued shares of any class or series of the capital stock of Holdco or the Company at any time within the 60 month period immediately preceding that time and if at any particular time during the 60 month period that ends at that time, more than 50% of the fair market value of the shares was derived directly or indirectly from one of any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties or timber resource properties (as defined in the Tax Act), or (iii) options, an interest in any of the foregoing. Notwithstanding the foregoing, a Replacement Share may also be deemed to be taxable Canadian property to a Non-Resident Holder in certain circumstances specified in the Tax Act.

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A Replacement Share that is listed on a designated stock exchange (which currently includes the TSX) will generally not be taxable Canadian property to a Non-Resident Holder unless either (a) they were acquired in exchange for Common Shares that were taxable Canadian property (as discussed above under the subheading "– Exchange of Common Shares for Replacement Shares") no more than 60 months prior to the disposition of the Replacement Shares; or (b) at any time during the 60-month period immediately preceding the disposition (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with such persons, owned 25% or more of the issued shares of any class or series of the capital stock of Holdco and (ii) more than 50% of the fair market value of the Holdco Shares was derived directly or indirectly from "Canadian resource property" (as defined in the Tax Act), "timber resource property" (as defined in the Tax Act), real or immovable properties situated in Canada (or a combination thereof), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists.

By reason of the Convention, even if a Replacement Share constitutes taxable Canadian property to a particular Non-Resident Holder that is entitled to the full benefits of the Convention, no tax will generally be payable under the Tax Act on a capital gain realized on the disposition of such Replacement Share by such Non-Resident Holder, provided the value of such Replacement Share at the time of disposition is not derived principally from "real property situated in Canada" as defined in the Convention.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) with respect to the Arrangement and the ownership and disposition of Replacement Shares received pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the ownership and disposition of Replacement Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the Arrangement or the ownership and disposition of Replacement Shares. Except as specifically set forth below, this summary does not discuss applicable tax filing and reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the tax consequences of the Arrangement and the ownership and disposition of Replacement Shares and Replacement Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service ("IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Replacement Shares received pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the U.S. Internal Revenue Code ("U.S. Tax Code"), U.S. Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention, and U.S. court decisions, in each case, as in effect and available, as of the date of this Information Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

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U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares (or after the Arrangement, Replacement Shares) participating in the Arrangement that is for U.S. federal income tax purposes:

1.	an individual who is a citizen or resident of the United States;

2.	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

3.	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

4.	a trust that (a) is subject to the primary supervision of a court within the U.S. and with respect to which one or more U.S. persons have the authority to control all substantial decisions of such trust, or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares participating in the Arrangement that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the Arrangement or the ownership and disposition of Replacement Shares received pursuant to the Arrangement. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the tax consequences (including the potential application of and operation of any income tax treaties) relating to the Arrangement and the ownership and disposition of Replacement Shares received pursuant to the Arrangement.

Transactions Not Addressed and Assumptions

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

1.	any conversion into Common Shares or Replacement Shares of any notes, debentures or other debt instruments;

2.	any vesting, conversion, assumption, disposition, exercise, exchange or other transaction involving any rights to acquire Common Shares; and

3.	any transaction, other than the Arrangement in which Common Shares or Replacement Shares are acquired.

In addition, this summary assumes that neither the Company nor Holdco are "controlled foreign corporations" for U.S. federal income tax purposes.

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U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to U.S. Holders that are subject to special provisions under the U.S. Tax Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares (or after the Arrangement, Replacement Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Common Shares (or after the Arrangement, Replacement Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares (or after the Arrangement, Replacement Shares) other than as a capital asset within the meaning of Section 1221 of the U.S. Tax Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Common Shares (or after the Arrangement, Replacement Shares) as a result of such income being recognized on an applicable financial statement; and (i) own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Common Shares (or after the Arrangement, Replacement Shares). This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares (or after the Arrangement, Replacement Shares) in connection with carrying on a business in Canada; (d) persons whose Common Shares (or after the Arrangement, Replacement Shares) constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Convention. U.S. Holders that are subject to special provisions under the U.S. Tax Code, including U.S. Holders described above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and non-U.S. tax consequences relating to the Arrangement and the ownership and disposition of Replacement Shares received pursuant to the Arrangement.

If an entity that is classified as a partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Common Shares (or after the Arrangement, Replacement Shares), the U.S. federal income tax consequences to such partnership and the partners of such partnership of participating in the Arrangement and the ownership of Replacement Shares received pursuant to the Arrangement generally will depend in part on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Replacement Shares received pursuant to the Arrangement.

Certain U.S. Federal Income Tax Consequences of the Arrangement

Tax Consequences to U.S. Holders Who Receive Solely Replacement Shares

The exchange of Common Shares solely for Replacement Shares pursuant to the Arrangement is intended to qualify as a tax-deferred transaction within the meaning of Section 351 of the U.S. Tax Code (a "Tax-Deferred Transaction"). Neither the Company nor Holdco has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the status of the Arrangement as a Tax-Deferred Transaction or that the U.S. courts will uphold the status of the Arrangement as a Tax-Deferred Transaction in the event of an IRS challenge .U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of the Arrangement.

If the Arrangement qualifies as a Tax-Deferred Transaction, and subject to the PFIC (as defined below) rules discussed below, then the following U.S. federal income tax consequences will result for U.S. Holders who receive Replacement Shares pursuant to the Arrangement:

1.	a U.S. Holder of Common Shares who exchanges Common Shares for Replacement Shares should not recognize gain or loss on the exchange pursuant to the Arrangement;

2.	the aggregate tax basis of a U.S. Holder in the Replacement Shares acquired in the Arrangement should be equal to such U.S. Holder's aggregate tax basis in the Common Shares surrendered in exchange therefor;

3.	the holding period of a U.S. Holder for the Replacement Shares acquired in the Arrangement should include such U.S. Holder's holding period for the Common Shares surrendered in exchange therefor; and

4.	U.S. Holders that own 5% or more of Holdco after the Arrangement should consult their tax advisors as to the treatment of the Arrangement to them, including the requirement that they enter into a "gain recognition agreement" with the IRS under Section 367 of the U.S. Tax Code and the Treasury Regulations thereunder, as well other information reporting requirements.

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Tax Consequences to U.S. Holders Who Receive Solely Cash

In general, subject to the PFIC rules discussed below, a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar amount of the Canadian currency received in exchange for Common Shares pursuant to the Arrangement and (b) the adjusted tax basis of such U.S. Holder in the Common Shares surrendered.

Subject to the PFIC rules discussed below, any such gain or loss generally would be capital gain or loss, which will be long-term capital gain or loss if such Common Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the U.S. Tax Code.

Passive Foreign Investment Company Rules Applicable to the Arrangement

A U.S. Holder of Common Shares would be subject to special, adverse tax rules in respect of the Arrangement if the Company were classified as a "passive foreign investment company" under the meaning of Section 1297 of the U.S. Tax Code (a "PFIC") for any tax year during which such U.S. Holder holds or held Common Shares.

A non-U.S. corporation is classified as a PFIC for each tax year in which (i) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such tax year, 50% or more (by value) of its assets either produce or are held for the production of passive income. For purposes of the PFIC provisions, "gross income" generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

The Company believes that it was a PFIC during certain prior tax years and based on current business plans and financial expectations, expects that it should be a PFIC during the current taxable year. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of the Company during the current tax year which includes the Effective Date or any prior tax year.

Under proposed U.S. Treasury Regulations, absent application of the "PFIC-for-PFIC Exception" discussed below, if the Company is classified as a PFIC for any tax year during which a U.S. Holder has held Common Shares, special rules may increase such U.S. Holder's U.S. federal income tax liability with respect to the Arrangement. Under the default PFIC rules:

•	the Arrangement may be treated as a taxable exchange in which gain (but not loss) would be recognized by a U.S. Holder who receives solely Replacement Shares even if such transaction qualifies as a Tax-Deferred Transaction as discussed further below;

•	any gain on the exchange of Common Shares will be allocated rateably over such U.S. Holder's holding period;

•	the amount allocated to the current tax year and any year prior to the first year in which the Company was classified as a PFIC will be taxed as ordinary income in the current year;

•	the amount allocated to each of the other tax years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other tax years referred to in (d) above, which interest charge is not deductible by non-corporate U.S. Holders.

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There are certain U.S. federal income tax elections that sometimes can be made to generally mitigate or avoid these PFIC tax consequences, including a "Mark-to-Market Election" under Section 1296 of the U.S. Tax Code or a timely and effective election to treat the Company as a "qualified electing fund" under Section 1295 of the U.S. Tax Code (a "QEF Election"). However, such elections are available in limited circumstances, generally would require the Company to provide certain tax related information to U.S. Holders and must be made in a timely manner. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. The rules regarding the availability of, and procedure for making, a QEF Election or a Mark-to-Market Election are complex, and U.S. Holders should consult with their own tax advisors regarding the availability of, and procedure for making, such elections.

Notwithstanding the foregoing, if (a) the Arrangement qualifies as a Tax-Deferred Transaction, (b) the Company was classified as a PFIC for any tax year during which a U.S. Holder holds or held Common Shares, and (c) Holdco also qualifies as a PFIC for the tax year that includes the day after the Effective Date of the Arrangement, then proposed U.S. Treasury Regulations generally provide for Tax-Deferred Transaction treatment to apply to such U.S. Holder's exchange of Common Shares solely for Replacement Shares pursuant to the Arrangement (for a discussion of the general nonrecognition treatment of a Tax-Deferred Transaction, see the discussion above under the heading "– Tax Consequences to U.S. Holders Who Receive Solely Replacement Shares"). For purposes of this summary, this exception will be referred to as the "PFIC-for-PFIC Exception". In addition, in order to qualify for the PFIC-for-PFIC Exception, proposed U.S. Treasury Regulations require a U.S. Holder to report certain information to the IRS on Form 8621 together with such U.S. Holder's U.S. federal income tax return for the tax year in which the Arrangement occurs.

Based on current business plans and financial expectations, the Company expects that Holdco should be a PFIC for its tax year which will include the day after the Effective Date of the Arrangement. If the proposed U.S. Treasury Regulations were finalized and made applicable to the Arrangement (even if this occurs after the Effective Date of the Arrangement), the Company anticipates that the PFIC-for-PFIC Exception would be available to U.S. Holders with respect to the Arrangement. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of Holdco during the tax year which includes the day after the Effective Date of the Arrangement or the applicability of the PFIC-for-PFIC Exception to the Arrangement.

Each U.S. Holder should consult its own tax advisor regarding the potential application of the PFIC rules to the exchange of Common Shares for Replacement Shares or cash pursuant to the Arrangement and the information reporting responsibilities under the proposed U.S. Treasury Regulations in connection with the Arrangement.

In addition, the proposed U.S. Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form. The proposed U.S. Treasury Regulations state that they are to be effective for transactions occurring on or after April 1, 1992. However, because the proposed U.S. Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final U.S. Treasury Regulations, taxpayers may apply reasonable interpretations of the U.S. Tax Code provisions applicable to PFICs and that it considers the rules set forth in the proposed U.S. Treasury Regulations to be reasonable interpretations of those U.S. Tax Code provisions. Furthermore, in the absence of the proposed U.S. Treasury Regulations being finalized in their current form, if the Arrangement qualifies as a Tax-Deferred Transaction, the U.S. federal income tax consequences to a U.S. Holder who receives solely Replacement Shares are generally set forth above in the discussion "– Tax Consequences to U.S. Holders Who Receive Solely Replacement Shares"; however, it is unclear whether the IRS would agree with this interpretation and/or whether the IRS could attempt to treat the Arrangement as a taxable exchange on some alternative basis. If gain is not recognized under the proposed U.S. Treasury Regulations, a U.S. Holder's holding period for the Replacement Shares, for purposes of applying the PFIC rules, presumably would include the period during which the U.S. Holder held its Common Shares. Consequently, a subsequent disposition of the Replacement Shares presumably would be taxable under the default PFIC rules described above.

The application of the PFIC rules is complex and subject to differing interpretations. Accordingly, U.S. Holders should consult their own tax advisors regarding whether the proposed U.S. Treasury Regulations under Section 1291 would apply if the Arrangement qualifies as a Tax-Deferred Transaction. Additional information regarding the PFIC rules is discussed below under "– Ownership and Disposition of Replacement Shares – Passive Foreign Investment Company Rules Related to the Ownership and Disposition of Replacement Shares" below.

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Ownership and Disposition of Replacement Shares

The following discussion is subject to the rules described below under the heading "– Passive Foreign Investment Company Rules Related to the Ownership and Disposition of Replacement Shares".

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Replacement Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any non-U.S. income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of Holdco, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of Holdco, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Replacement Shares and thereafter as gain from the sale or exchange of such Replacement Shares (see "– Sale or Other Taxable Disposition of Replacement Shares" below). However, Holdco may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by Holdco with respect to the Replacement Shares will constitute ordinary dividend income. Dividends received on Replacement Shares generally will not be eligible for the dividends received deduction.

A dividend paid by Holdco to a U.S. Holder that is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if Holdco is a "qualified foreign corporation" ("QFC") and certain holding period requirements for the Replacement Shares are met. Holdco generally will be a QFC, as defined under Section 1(h)(11) of the U.S. Tax Code, if Holdco is eligible for the benefits of the Convention or its shares are readily tradable on an established securities market in the U.S. However, even if Holdco satisfies one or more of these requirements, Holdco will not be treated as a QFC if Holdco is a PFIC for the tax year during which it pays a dividend or for the preceding tax year.

If a U.S. Holder is not eligible for the preferential tax rates discussed above, and subject to the PFIC rules discussed below, a dividend paid by Holdco to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Replacement Shares

Subject to the PFIC rules described below, a U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Replacement Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Replacement Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Replacement Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the U.S. Tax Code.

Passive Foreign Investment Company Rules Related to Ownership and Disposition of Replacement Shares

If Holdco were to constitute a PFIC for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the ownership and disposition of Replacement Shares. Based on current business plans and financial expectations, the Company expects that Holdco should be a PFIC for its tax year which will include the day after the Effective Date of the Arrangement and may be a PFIC in future tax years. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of Holdco during its current tax year or any future tax year.

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In any year in which Holdco is classified as a PFIC, U.S. Holders are generally required to file an annual report with the IRS containing such information as U.S. Treasury Regulations and/or other IRS guidance-may-require. This information is required to be reported on IRS Form 8621. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules.

For purposes of the PFIC income test and asset test described above in "– Certain U.S. Federal Income Tax Consequences of the Arrangement – Passive Foreign Investment Company Rules Applicable to the Arrangement", if Holdco owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Holdco will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by Holdco from a "related person" (as defined in Section 954(d)(3) of the U.S. Tax Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if Holdco is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of Holdco which is also a PFIC (a "Subsidiary PFIC"), and will be subject to U.S. federal income tax on: (a) a distribution on the shares of a Subsidiary PFIC or (b) a disposition of shares of a Subsidiary PFIC, both as if the U.S. Holder directly held the shares of such Subsidiary PFIC.

If Holdco were a PFIC in any tax year and a U.S. Holder held Replacement Shares, such holder generally would be subject to special rules with respect to "excess distributions" made by Holdco on the Replacement Shares and with respect to gain from the disposition of Replacement Shares. An "excess distribution" generally is defined as the excess of distributions with respect to the Replacement Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from Holdco during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Replacement Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Replacement Shares ratably over its holding period for the Replacement Shares (including any holding period of the Common Shares included in such U.S. Holder's holding period of its Replacement Shares). Such amounts allocated to the year of the disposition or excess distribution (or to years during such holder's holding period prior to the time that Holdco (or the Company, as applicable) was classified as a PFIC) would be taxed as ordinary income, and amounts allocated to remaining tax years would be taxed as ordinary income at the highest tax rate in effect for each such year, and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the "QEF Election" under Section 1295 of the U.S. Tax Code and the "Mark-to-Market Election" under Section 1296 of the U.S. Tax Code), such elections are available in limited circumstances and must be made in a timely manner. U.S. Holders should be aware that, for each tax year, if any, that Holdco is a PFIC, Holdco can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to Holdco or any Subsidiary PFIC. The rules regarding the availability of, and procedure for making, a QEF Election (including a pedigreed QEF election) or a Mark-to-Market Election are complex, and U.S. Holders should consult with their own tax advisors regarding the application of such rules and the potential application of the PFIC rules to the ownership and disposition of Replacement Shares.

Additional Considerations

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their "net investment income," which includes dividends on the Common Shares or Replacement Shares and net gains from the disposition of the Common Shares or Replacement Shares. Further, excess distributions treated as dividends, gains treated as excess distributions under the PFIC rules discussed above, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

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Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of Common Shares or Replacement Shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in such shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Common Shares or Replacement Shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Replacement Shares generally may elect to either deduct or credit the Canadian income tax paid. A credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the U.S. Tax Code. However, the amount of a distribution with respect to the Replacement Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of Replacement Shares, or on the sale, exchange or other taxable disposition of Replacement Shares, or any Canadian dollars received in connection with the Arrangement, will generally be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of such amount, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder generally will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules generally apply to U.S. Holders who use the accrual method of tax accounting.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding Tax

Certain U.S. Holders are required to report information relating to an interest in Replacement Shares, subject to exceptions Certain U.S. Holders are required to report information relating to an interest in Replacement Shares, subject to exceptions (including an exception for common shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in the Replacement Shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Replacement Shares.

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Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the Replacement Shares, (b) proceeds arising from the sale or other taxable disposition of Replacement Shares, or (c) any payments received in connection with the Arrangement generally may be subject to information reporting and backup withholding (currently at a rate of 24%) if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the backup withholding rules in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding applicable reporting requirements and the information reporting and backup withholding rules.

Canadian Securities Law Considerations

The Replacement Shares to be issued to the Company's shareholders in connection with the Arrangement will be issued under exemptions from the requirements to provide a prospectus under applicable Canadian securities laws. The Replacement Shares may be resold in each of the provinces and territories of Canada without significant restriction, provided that Holdco is a "reporting issuer" under applicable securities legislation in a jurisdiction of Canada at the time of resale, the holder is not a "control person" as defined in the applicable securities legislation, no unusual effort is made to prepare the market or create a demand for the securities, no extraordinary commission or consideration is paid in respect of that sale and there is no order or injunction preventing such resale.

Pursuant to MI 61-101, the Arrangement is a "down stream transaction". In accordance with MI 61-101, if the transaction is a "business combination" or a "related party transaction", then a formal valuation and minority securityholder approval of the transaction in accordance with MI 61-101 would be required, unless an exemption is available to the issuer. Since the definition of "business combination" in MI 61-101 specifically excludes a "down stream transaction" and the provisions applying to "related party transactions" do not apply to "down stream transactions", the Company is not required to obtain a formal valuation or seek minority approval for the Arrangement pursuant to MI 61-101. In addition, no "collateral benefit (as such term is defined in MI 61-101) is being received by any related party to the Company in connection with the Arrangement.

Holdco is not, as at the date hereof, a reporting issuer in any province or territory of Canada; however, upon completion of the Arrangement, Holdco will be a reporting issuer in each of the provinces of Canada, and has applied to list the Holdco Shares on the TSX.

United States Securities Law Considerations

The following discussion is only a general overview of certain requirements of U.S. securities laws that may be applicable to the Company's shareholders. The Company's shareholders are urged to obtain legal advice to ensure that their resales of the Replacement Shares they receive pursuant to the Arrangement comply with applicable U.S. securities laws. Further information applicable to the holders of the Common Shares resident in the United States is disclosed in this Information Circular under the heading "– Note to U.S. Securityholders".

The following discussion does not address the Canadian securities laws that will apply to the issuance of the Replacement Shares and Replacement Options pursuant to the Arrangement or the resale of the Replacement Shares within Canada by the Company's shareholders resident in the United States. The Company's shareholders in the United States reselling Replacement Shares in Canada must comply with applicable Canadian securities laws, as indicated above.

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Exemption from the Registration Requirements of the U.S. Securities Act

The Replacement Shares and the Replacement Options to be distributed pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be issued in reliance upon the Section 3(a)(10) Exemption and applicable exemptions provided under the securities laws of each state of the United States in which the holders of the Common Shares and the Options reside. Section 3(a)(10) Exemption exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. Accordingly, the Final Order will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the issuance of the Replacement Shares and the Replacement Options pursuant to the Arrangement.

Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of securities upon the exercise of securities that were previously issued pursuant to the Section 3(a)(10) Exemption. Therefore, the Section 3(a)(10) Exemption is not available to exempt the issuance of Holdco Shares issuable on the exercise of the Replacement Options and may be exercised only pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Prior to the issuance of Holdco Shares pursuant to any such exercise, Holdco may require the delivery of an opinion of counsel or other evidence reasonably satisfactory to Holdco to the effect that the issuance of such Holdco Shares does not require registration under the U.S. Securities Act or applicable state securities laws.

Resale of Replacement Shares After the Effective Date

The Replacement Shares issued pursuant to the Arrangement will be freely transferable under U.S. federal securities laws by the Company's shareholders who receive them pursuant to the Arrangement, except by any such persons who are "affiliates" of Holdco, or were "affiliates" (as defined in Rule 144 under the U.S. Securities Act) of Holdco within 90 days immediately prior to their resales of such Replacement Shares. Persons who may be deemed to be "affiliates" of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer, as well as certain significant shareholders of the issuer.

Any resale of Replacement Shares issued pursuant to the Arrangement by an affiliate (or, as applicable, former affiliate) of Holdco will be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Subject to certain limitations, an affiliate (or, as applicable, former affiliate) of Holdco may resell such Replacement Shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. In addition, an affiliate (or, as applicable, former affiliate) of Holdco may also resell such Replacement Shares pursuant to, and in accordance with the applicable requirements and limitations of Rule 144 under the U.S. Securities Act, if available.

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Rule 144

In general, Rule 144 under the U.S. Securities Act provides that persons who are affiliates of Holdco after the completion of the Arrangement or, at any time during the 90 day period immediately prior to the completion of the Arrangement, will be entitled to sell in the United States, during any three-month period, a portion of the Holdco Shares that they will hold following the completion of the Arrangement, provided that the number of such shares sold does not exceed the greater of 1% of the number of then outstanding securities of such class or, if such securities are listed on a United States securities exchange (which Holdco does not intend to seek at this time), the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about Holdco. Persons who are affiliates of Holdco after the completion of the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of Holdco. Unless certain conditions are satisfied, Rule 144 under the U.S. Securities Act is not available for resales of securities of issuers that have ever had (i) no or nominal operations and (ii) no or nominal assets other than cash and cash equivalents. If Holdco were to be deemed to have ever been such an issuer, Rule 144 under the U.S. Securities Act may be unavailable for resales of the Holdco Shares unless and until Holdco has satisfied the applicable conditions. In general terms, the satisfaction of such conditions would require Holdco to have been a registrant under the U.S. Exchange Act for at least 12 months, to be in compliance with its reporting obligations thereunder, and to have filed certain information with the SEC at least 12 months prior to the intended resale.

Regulation S

Subject to certain limitations, holders of Holdco Shares following the completion of the Arrangement may immediately resell such securities outside the United States, without registration under the U.S. Securities Act, pursuant to Regulation S under the U.S. Securities Act. Generally, subject to certain limitations, holders of Holdco Shares who are not its affiliates, or who are its affiliates solely by virtue of being its officer and/or director and who pay nothing other than a usual and customary broker's commission in connection with the transaction, may, under the securities laws of the United States, resell their Holdco Shares in an "offshore transaction" (which would include a sale through the Toronto Stock Exchange, the TSX Venture Exchange or the Canadian Securities Exchange) if neither the seller, any affiliate of the seller, nor any person acting on their behalf engages in any "directed selling efforts" in the United States. For the purposes of Regulation S under the U.S. Securities Act, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the resale transaction. Under Regulation S under the U.S. Securities Act, certain additional restrictions and qualifications are applicable to holders of Holdco Shares who are its affiliates other than by virtue of being its officer and/or director.

Risk Factors

Certain risk factors relating to the activities of the Company are contained in the Annual Report under the section entitled "Item 3. Key Information – Risk Factors", the Company's audited consolidated financial statements and notes thereto for the years ended December 31, 2017 and 2016 (including, without limitation, under the headings "Nature of Operations and Going Concern" and "Significant Accounting Policies" thereof) and the Company's management's discussion and analysis for the three month period ended March 31, 2018 (including, without limitation, under the heading "Risk Factors" thereof), which risk factors are incorporated herein by reference. Risk factors related to the business of the Company as contained in the Annual Report will generally continue to apply to Holdco after the Effective Date and will not be affected by the Arrangement. If the Arrangement is completed, the business and operations of, and an investment in, securities of Holdco will be subject to these risk factors. Securityholders should carefully consider those risk factors as well as the additional risk factors set forth below and consider all other information contained herein and in the Company's other public filings before making an investment decision.

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RCF Private Placement Risks

Uncertainty Regarding the RCF Private Placement and Ongoing Funding

The completion of the RCF Private Placement is subject to a number of conditions precedent, certain of which are outside the control of the Company, including shareholder approval of the RCF Private Placement. There is no certainty, nor can the Company provide any assurance, that these conditions will be satisfied. If the RCF Private Placement is completed, there is no assurance that RCF VI LLC will exercise all or any of the Warrants and there is no assurance that RCF will provide any additional funding to the Company.

The RCF Private Placement will give RCF Significant Influence over the Company

If the RCF Private Placement is completed, RCF VI LP will hold, directly and indirectly through RCF VI LLC, approximately 41.42% of the Company's issued and outstanding shares. If RCF VI LLC exercised all of the Warrants, RCF VI LP, directly and indirectly through RCF VI LLC, would hold approximately 48.46% of the Company's issued and outstanding shares. In addition, at each such time, RCF VI LLC will be entitled to nominate directors to the Company's Board, and shall have the corporate oversight, participation and top-up rights previously discussed herein. As a result of the foregoing, if the RCF Private Placement is completed, RCF will have significant influence on the Company's major corporate decisions and matters requiring shareholder approval. These rights, along with the concentration of ownership and voting power of RCF, (i) may make it more difficult for any other holder or group of holders of the Common Shares to be able to significantly influence the way that the Company managed, or the direction of, its business and (ii) may make it more difficult for another company to acquire the Company and for the Company's shareholders to receive any related takeover premium unless RCF approves the acquisition. The interests of RCF with respect to matters potentially or actually involving or affecting the Company, such as future acquisitions, financings, and other corporate opportunities, and attempts to acquire the Company, may conflict with the interests of other shareholders and it is possible that these conflicts of interest may not be resolved in a manner in the best interests of the Company or its shareholders. The ability of RCF to influence certain of the Company's major corporate decisions may affect the market price of the Company's Common Shares by delaying, deferring, or preventing transactions that are or are perceived to be in the best interest of other shareholders or by discouraging third-party investors. The Company's relationship with RCF, as a majority shareholder, does not impose any duty on RCF or its affiliates to act in the Company's best interests (including by continuing to provide funding for the Company's development of its Prairie Creek Project) and RCF is not prohibited from engaging in other business activities that may compete with the Company.

Future changes in the Company's relationship with RCF

The arrangements between the Company and RCF do not require RCF, either directly or indirectly, to maintain any minimum ownership level in the Company. Accordingly, RCF may transfer, subject to applicable securities law, all or a substantial portion of its interest in the Company's Common Shares to a third party without the Company's consent or the consent of the Company's other shareholders. The interests of any such transferee may be different from RCF's and may not align with those of the Company's other shareholders, which may cause disruption to the Company's operations and business plans and strategies. The Company is unable to predict with any certainty the effect that any such transfer would have on the trading price of its Common Shares or its ability to raise capital in the future, including in respect of the continuing development of the Prairie Creek Project. As a result of the foregoing, in the event of a change of relationship between RCF and the Company, the Company's future would be uncertain and its business, financial condition and results of operations may suffer.

Future sales or distributions of Common Shares by RCF

The sale of a substantial number of the Company's Common Shares in the public market by RCF, or the market perception that such a sale may occur, could significantly reduce the market price of the Company's Common Shares. The Company is unable to predict the effect, if any, that future public sales of Common Shares will have on the market price of the Company's Common Shares. If the market price of the Company's Common Shares were to drop as a result, this might impede the Company's ability to raise additional capital and might cause remaining Company shareholders to lose all or part of their investment.

The intentions of RCF regarding its long-term economic ownership of the Company's Common Shares are subject to change. Factors that could cause RCF's current intentions to change include changes in the circumstances of RCF or its affiliates, changes in the Company's management and operations and changes in tax laws, market conditions and the Company's financial performance.

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Arrangement Risks

In evaluating the Arrangement, you should carefully consider, in addition to the other information contained in this Information Circular, the risks and uncertainties described below before deciding to vote in favour of the Arrangement. While this Information Circular has described risks and uncertainties that management believes to be material, it is possible that other risks and uncertainties affecting the business of Holdco will arise or be material in the future.

If Holdco is unable to effectively address these and other potential risks and uncertainties following a successful completion of the Arrangement, the business, financial condition or results of operations of Holdco could be materially and adversely affected.

The Arrangement May Not Be Completed

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of the Company, including its shareholders approving the Arrangement. There is no certainty, nor can the Company provide any assurance, that these conditions will be satisfied.

Possible Failure to Realize the Anticipated Benefits of the Arrangement

The Company proposed the Arrangement in order to achieve the benefits set forth under the headings "– Benefits of the Arrangement" and "– Approval and Recommendation of the Board of Directors". There can be no assurance, however, that the anticipated benefits of the Arrangement will materialize. It is possible that the risks and uncertainties described in this Information Circular will arise and become material to such an extent that some or all of the anticipated benefits of the Arrangement never materialize or are nullified.

Additional Information

Additional information relating to the Company is available under the Company's profile on SEDAR at www.sedar.com and on the Company's website at www.canadianzinc.com. Financial information is provided in the Company's financial statements and management's discussion and analysis ("MD&A") for the year ended December 31, 2017.

Shareholders may request copies, free of charge, of the Company's Financial Statements, MD&A and Annual Information Form by contacting the Company at:

Suite 1710, 650 West Georgia Street

Vancouver, British Columbia V6B 4N9

Tel: (604) 688-2001 Fax: (604) 688-2043

Email: invest@canadianzinc.com

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the Management Proxyholders to vote the shares represented thereby in accordance with their best judgment on such matter.

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Forward Looking Statements

This Information Circular and the documents incorporated by reference in this Information Circular contain forward-looking information and other forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that involve a number of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements used in this Information Circular may contain words such as "may", "will", "potential", "intends", "should", "expects", "remain", "anticipates", "continue", "plans", "outlook", "predicts", "believes", "estimates", "could", "might", "intends", "targets", "projects", "forecasts" or the negative of these terms or other similar expressions. Forward-looking information in this Information Circular includes, without limitation, statements regarding future or conditional future financial; ongoing business strategies or prospects; intentions; results; performance; goals; achievements; future events; plans and objectives; business strategy; access to capital; liquidity and trading volumes of the Common Shares and Holdco Shares; dividends; distributions; taxes; capital expenditures; projected costs; anticipated changes in management of the Company; the RCF Private Placement, including but not limited to the benefits, effects and expected time of closing thereof, the terms of the Amended and Restated Investor Agreement to be entered into in connection therewith, and the expected use of proceeds therefrom; the effects and benefits of the Arrangement; the timing of the Final Order; the occurrence of the Effective Date; the satisfaction of conditions for listing of the Holdco Shares on the TSX; the liquidity and markets for the Holdco Shares following the Arrangement; the treatment of security holders under applicable tax laws in connection with the Arrangement; statements regarding Holdco, including but not limited to the expected officers, directors and committees thereof, its constating documents, corporate policies, charters and mandates, its approach and philosophy to executive and director compensation, its securities based compensation arrangements, the business to be carried on by Holdco following the Arrangement, its share capital, the rights, privileges, restrictions and conditions attaching to the Holdco Shares, its dividend policy, its accounting practices and financial statements, the anticipated indebtedness of Holdco's directors and officers, its corporate governance practices, its auditors and transfer agent, its material contracts, the legal proceedings and regulatory actions involving Holdco; and potential post-Arrangement transactions and transfers involving the Company and Holdco. Such forward-looking statements are based on the Company's current expectations, estimates and projections about the industry, management's beliefs and certain assumptions made by it. The Company's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Forward-looking statements involve significant risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. You should not place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially and adversely from those expressed in any forward-looking statements, including, without limitation:

•	the perceived benefits of the RCF Private Placement and the Arrangement are based upon, among other things, the financial and operating attributes of the Company as at the date hereof, anticipated operating and financial results from the date hereof to completion of each such transaction, the views of management and the Board of Directors respecting the key reasons for the RCF Private Placement and the Arrangement and current and anticipated market conditions;

•	the attributes of Holdco following completion of the Arrangement are based upon, among other things, the existing attributes of the Company (including financial and operating attributes) and the opinions of management and the Board of Directors concerning perceived key reasons for the Arrangement;

•	the structure and effect of the RCF Private Placement and the Arrangement are based upon the terms of the Subscription Agreement and the Arrangement Agreement, respectively, and the transactions contemplated thereby, assumptions that all conditions in the Subscription Agreement and the Arrangement Agreement will be met and assumptions that the representations and warranties in the Subscription Agreement and the Arrangement Agreement will be true and correct at all applicable times;

•	certain steps in, and timing of, the RCF Private Placement and the Arrangement are based upon the terms of the Subscription Agreement and the Arrangement Agreement, respectively, and advice received from counsel to the Company relating to timing expectations;

•	general economic, political and market factors;
•	business competition;

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•	changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	changes in government regulations and legislation, and unexpected judicial or regulatory proceedings;

•	the occurrence of catastrophic events;

•	the inability of the Company and, if applicable, Holdco, to obtain the requisite approvals of the TSX with respect to the RCF Private Placement and the Arrangement, as applicable;

•	inability of the parties to obtain required consents, permits or approvals, including Court approval of the Arrangement and the approval by the Company's shareholders of the RCF Private Placement Resolution and the Arrangement Resolution or to satisfy the other conditions precedent to such transactions;

•	the possibility of delays in mining activities; and

•	changes in plans with respect to exploration, development projects or capital expenditures.

The Company cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company's public filings with the Canadian securities regulatory authorities, including its most recent Annual Report, quarterly reports, material change reports and press releases, and with the United States Securities and Exchange Commission. In particular, readers should direct their attention to the risks detailed in this Information Circular and the documents incorporated by reference herein concerning some of the important risk factors that may affect its business, results of operations and financial conditions. Readers should carefully consider those risks, in addition to the other information in this Information Circular and in the Company's other filings and the various public disclosures before making any business or investment decisions involving the Company and its securities.

Although the forward-looking statements contained in this Information Circular are based upon what management believes are reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this Information Circular, and should not be relied upon as representing the Company's views as of any date subsequent to the date of this Information Circular. Other than as specifically required by applicable law, the Company assumes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Approval of the information circular by the board of directors

The contents of this Information Circular have been approved by the Board of Directors of the Company, and the delivery of it to each shareholder of the Company entitled thereto, has been authorized by the Board of Directors of the Company.

DATED at Vancouver, British Columbia as of the 25th day of May, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

"John F. Kearney"
John F. Kearney, Chairman

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SCHEDULE "A"

Stock Option Plan

(See attached)

CANADIAN ZINC CORPORATION

AMENDED AND RESTATED 2012 STOCK OPTION PLAN
(as amended June 27, 2018)

ARTICLE ONE

DEFINITIONS AND INTERPRETATIONS

Section 1.01         Definitions: For purposes of the Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

(a)	"Change of Control" means the acquisition by any person or by any person and all Joint Actors, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Corporation, which, when added to all other voting securities of the Corporation at the time held by such person or by such person and all Joint Actors, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Corporation or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Corporation;

(b)	"Committee" shall mean the Directors or, if the Directors so determine in accordance with section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan;

(c)	"Common Shares" shall mean the common shares of the Corporation, as adjusted in accordance with the provisions of Article Six of the Plan;

(d)	"Corporation" shall mean Canadian Zinc Corporation, a corporation existing pursuant to the provisions of the Business Corporations Act (British Columbia);

(e)	"Directors" shall mean the directors of the Corporation from time to time;

(f)	"Eligible Insiders" shall mean the Insiders of the Corporation or of any subsidiary of the Corporation from time to time who, by the nature of their positions are, in the opinion of the Committee, in a position to contribute to the success of the Corporation;

(g)	"Eligible Employees" shall mean employees, including officers, whether Directors or not, and including both full-time and part-time employees, of the Corporation or any subsidiary of the Corporation who, by the nature of their positions or jobs are, in the opinion of the Committee, in a position to contribute to the success of the Corporation;

(h)	"Expiry Date" means the later of: (i) the date specified by the Committee at the time of the grant of the Option as the date on which it expires; and (ii) if the date referred to in the foregoing subpart (i) occurs during, or within five (5) trading days after the end of, a trading black-out period imposed by the Corporation (a "black out period"), the Expiry Date shall be the date that is ten (10) trading days following the date on which such black out period ends or, if an additional black-out period is subsequently imposed by the Corporation during the such ten trading day period, then the Expiry Date shall be the date thereafter that is the tenth consecutive trading day during which no management imposed black out is in place;

(i)	"Expiry Time" has the meaning given to that term in Section 4.04;

(j)	"Insider" means an insider as defined in the policies of the TSX;

(k)	"Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids;

(l)	"Option" shall mean an option to purchase Common Shares granted pursuant to, or governed by, the Plan;

(m)	"Option Agreement" means an agreement, substantially in the form attached hereto as Schedule "A", with such additions there to or modifications thereof as may be approved by the Corporation prior to or at the time an Option is granted, whereby the Corporation grants to an Optionee an Option;

(n)	"Optionee" means a Participant to whom an Option has been granted pursuant to the Plan;

(o)	"Option Period" for a particular Option shall mean the period of time commencing on the date of grant of such Option and ending at the Expiry Time;

(p)	"Option Shares" means the aggregate number of Common Shares which an Optionee may purchase under an Option;

(q)	"Participant" means a person eligible to be issued Options under the Plan by virtue of being either an Eligible Insider, Eligible Employee or Service Provider;

(r)	"Plan" shall mean this stock option plan;

(s)	"Securities Act" means the Securities Act (British Columbia), as may be amended from time to time;

(t)	"Service Provider" shall mean any person or corporation, other than an Eligible Employee or Eligible Insider, engaged to provide services for the Corporation or for any entity controlled by the Corporation for an initial, renewable or extended period of twelve months or more (or such lesser period of time as may be approved by the Committee and acceptable to TSX on a case by case basis), and shall also include any individuals employed by such person or corporation;

(u)	"TSX" shall mean The Toronto Stock Exchange;

(v)	"Unissued Option Shares" means the number of Common Shares, at a particular time, which have been reserved for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of Article 6, such adjustments to be cumulative; and

(w)	"Vested" means that an Option has become exercisable in respect of Options held by an Optionee.

Section 1.02 Securities Definitions: In the Plan, the terms "associate", "subsidiary" and "insider" shall have the meanings given to such terms in the Securities Act.

Section 1.03         Headings: The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

Section 1.04         Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.05         References to the Plan: The words "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

Section 1.06         Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE TWO

PURPOSE AND ADMINISTRATION OF THE PLAN

Section 2.01         Purpose of the Plan: The Plan provides for the grant of Options to Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of directors, officers, employees and service providers of the Corporation and subsidiaries of the Corporation and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Common Shares by directors, officers, employees and service providers of the Corporation and subsidiaries of the Corporation, it being generally recognized that stock option plans aid in attracting, retaining and encouraging directors, officers, employees and service providers due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

The Plan is designed to comply with the policies set forth in the TSX Company Manual and, subject to Section 8.01, is to be implemented and effective upon approval of the Plan by the shareholders of the Corporation.

Section 2.02         Administration of the Plan: The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

Section 2.03         Delegation to Committee: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three Directors.

Section 2.04         Record Keeping: The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Optionee;

(b)	the number of Common Shares subject to Options granted to each Optionee; and

(c)	the aggregate number of Common Shares subject to Options.

Section 2.05         Previously Granted Options: As set forth in Sections 2.01 and 8.01, the Plan is to be implemented and effective upon approval of the Plan by the shareholders of the Corporation (with the date of such approval to be hereinafter referred to as the "Effective Date"). In the event that on the Effective Date there are outstanding stock options (the "Pre-Existing Options") that were previously granted by the Corporation pursuant to any stock option plan (a "Pre-Existing Plan") in place prior to the Effective Date, all such Pre-Existing Options shall continue to be governed by and subject to the terms of the Pre-Existing Plan.

Section 2.06         Amendments Apply to Granted Options: Any amendments made to the terms of the Plan after the date hereof that are of general application shall apply to all Options governed by the Plan, whether granted before or after the date of the amendment or made subject to the Plan by operation of Section 2.05 above.

ARTICLE THREE

ELIGIBILITY AND PARTICIPATION
IN THE PLAN AND GRANT OF OPTIONS

Section 3.01         Eligibility: Options shall only be granted to Participants.

Section 3.02         Determination of Option Recipients and Option Terms: The Committee shall from time to time determine the Participants to whom Options shall be granted, the number of Common Shares to be made subject to and the date of expiry of each Option granted to each Participant and the other terms of each Option granted to each Participant including any vesting provisions that may be applicable, all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant. Each Option granted to a Participant shall be evidenced by an Option Agreement containing terms and conditions consistent with the provisions of the Plan, which terms and conditions need not be the same in each case.

ARTICLE FOUR

NUMBER OF COMMON SHARES SUBJECT TO THE
PLAN, EXERCISE PRICE AND TERM OF OPTIONS

Section 4.01         Number of Shares: As of the Effective Date, the aggregate number of Common Shares reserved for issuance under the Plan and which may be issued upon exercise of Options shall not exceed 18,300,000 Common Shares, as constituted on the Effective Date. In addition, as of the Effective Date, Options shall only be granted to the extent that the aggregate number of Common Shares which may be issued upon the exercise of Options, including those issuable upon the exercise of Pre-Existing Options, does not exceed 18,300,000 Common Shares, as constituted on the Effective Date. Any Common Shares subject to an Option governed by the Plan and which has been subsequently cancelled or terminated in accordance with the terms of the Plan, without having been exercised, will again be available for issuance pursuant to the exercise of Options granted under the Plan.

Section 4.02         Limits on Grants to Insiders: With respect to Options granted to Insiders:

(a)	the number of Common Shares issuable to Insiders at any time under all security based compensation arrangements shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis at such time; and

(b)	the number of Common Shares issued to Insiders as a group within a one year period under all security based compensation arrangements shall not exceed 10% of the total number of issued and outstanding Shares as at the end of such one year period.

Section 4.03         Exercise Price: The price per share at which any Common Share which is the subject of an Option may be purchased (the "Exercise Price") shall be determined by the Committee at the time the Option is granted, provided that such price shall be not less than the closing market price of the Common Shares on the TSX on the day preceding the date of grant or, if the Common Shares are not then listed on the TSX, on the most senior of any other exchange on which the Common Shares are then traded, on the last trading day immediately preceding the date of grant of such Option.

Section 4.04         Term of Options: The Option Period for each Option shall be such period of time as shall be determined by the Committee, provided that no Option Period shall exceed 10 years except in the event that of an extension of the Expiry Time due to a black out period. An Option Period shall expire at 4:00PM (Vancouver time) on the Expiry Date (the "Expiry Time"). The Committee may determine the number or percentage of Common Shares which may be purchased by an Optionee pursuant to the exercise of Options during any particular time period within the Option Period.

Section 4.05         Vesting: The Committee may, at its discretion, determine and impose terms upon which each Option shall become Vested. In the event that the Committee imposes a vesting schedule in respect of any Options granted to an Optionee, at any point in time the Optionee will only be entitled to exercise those Options which are Vested at such point in time. Notwithstanding the foregoing, in the event that a Pre-Existing Plan imposed vesting requirements on a Pre-Existing Option, such vesting requirements must be satisfied before any such Pre-Existing Options shall become Vested.

ARTICLE FIVE

EXERCISE OF OPTION, EFFECT OF DEATH AND
TERMINATION OF EMPLOYMENT AND WITHHOLDING TAXES

Section 5.01         Exercise of Option: Subject to: (i) any restriction on the number or percentage of Common Shares which may be purchased by the Optionee during any particular time period within the Option Period as determined by the Committee; (ii) the vesting provisions applicable to the Option, if any; and (iii) termination of the Option in accordance with the terms of the Plan, an Option may be exercised by the Optionee in whole at any time, or in part from time to time, during the Option Period. An Option shall be exercisable by delivering to the Corporation written notice specifying the number of Common Shares in respect of which the Option is exercised together with payment in full of the Exercise Price for each Option exercised by way of certified cheque, bank draft, money order or cash. Upon receipt of such notice and payment by the Corporation, there will be a binding contract for the issue of the Common Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Upon an Optionee exercising an Option and paying the Corporation the aggregate purchase price for the Common Shares in respect of which the Option has been exercised, the Corporation shall as soon as practicable issue and deliver a certificate representing the Common Shares so purchased.

Section 5.02         Effect of Death: If a Participant shall die while an Optionee, any Option held by such Optionee at the date of death shall be exercisable in whole or in part only by the person or persons to whom the rights of the Optionee under the Option shall pass by the will of the Optionee or the laws of descent and distribution for a period of one year after the date of death of the Optionee or prior to the Expiry Time in respect of the Option, whichever is sooner, and then only to the extent that such Optionee was entitled to exercise the Option at the date of death of such Optionee.

Section 5.03         Effect of Ceasing to be a Participant – For Cause: If an Optionee shall cease to meet the criteria necessary to be a Participant as a result of being terminated for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee is employed or engaged, any outstanding Options held by such Optionee on the date of such termination, whether Vested or not, shall be cancelled as of that date.

Section 5.04         Effect of Ceasing to be a Participant – For Reasons Other than For Cause: If an Optionee shall cease to meet the criteria necessary to be a Participant for reasons other than termination for cause or by virtue of death, any Option held by such Optionee at such time shall remain exercisable in full at any time, and in part from time to time, for a period ending on the earlier of the Expiry Time and three (3) months after the date on which the Optionee ceases to be a Participant, and then only to the extent that such Optionee was entitled to exercise the Option on the date on which the Optionee ceased to be a Participant. Notwithstanding the foregoing provisions of this Section 5.04, the Committee may, on a case by case basis, allow Options held by an Optionee that ceases to meet the criteria necessary to be a Participant for reasons other than termination for cause or by virtue of death, to remain exercisable in full at any time, and in part from time to time, for such period as the Committee determines but not after the Expiry Time (without any additional Common Shares vesting) where such Expiry Time is more than three (3) months after the date on which the Optionee ceases to be a Participant.

Section 5.05         Withholding Taxes: The Corporation or any subsidiary of the Corporation may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or any subsidiary of the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Option including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued upon the exercise of any Option until such time as the Optionee has paid the Corporation or any subsidiary of the Corporation for any amount which the Corporation or subsidiary of the Corporation is required to withhold with respect to such taxes.

ARTICLE SIX

CAPITAL CHANGES

Section 6.01         Share Reorganization: Whenever the Corporation issues Common Shares to all or substantially all holders of Common Shares by way of a stock dividend or other distribution, or subdivides all outstanding Common Shares into a greater number of Common Shares, or combines or consolidates all outstanding Common Shares into a lesser number of Common Shares (each of such events being herein called a "Share Reorganization") then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation:

(a)	for each Option the Exercise Price will be adjusted to a price per Common Share which is the product of:

(i)	the Exercise Price in effect immediately before that effective date or record date; and

(ii)	a fraction, the numerator of which is the total number of Common Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Common Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b)	the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

6.02       Special Distribution: Subject to the prior approval of the TSX, whenever the Corporation issues by way of a dividend or otherwise distributes to all or substantially all holders of Common Shares;

(a)	shares of the Corporation, other than the Common Shares;

(b)	evidences of indebtedness;

(c)	any cash or other assets, excluding cash dividends (other than cash dividends which the Directors have determined to be outside the normal course); or

(d)	rights, options or warrants;

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a "Special Distribution"), and effective immediately after the record date at which holders of Common Shares are determined for purposes of the Special Distribution, for each Option the Exercise Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Directors in their sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution.

6.03       Corporate Reorganization: Whenever there is:

(a)	a reclassification of outstanding Common Shares, a change of Common Shares into other shares or securities, or any other capital reorganization of the Corporation, other than as described in Sections 6.01 or 6.02;

(b)	a consolidation, merger or amalgamation of the Corporation with or into another corporation resulting in a reclassification of outstanding Common Shares into other shares or securities or an exchange of Common Shares into other shares or securities; or

(c)	an arrangement or other transaction under which, among other things, the business or assets of the Corporation become, collectively, the business and assets of two or more companies with the same shareholder group upon the distribution to the Corporation's shareholders, or the exchange with the Corporation's shareholders, of securities of the Corporation, or securities of another company, or both; or

(d)	a transaction whereby all or substantially all of the Corporation’s undertaking and assets become the property of another corporation;

(any such event being herein called a "Corporate Reorganization") the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of all Unissued Option Shares or if appropriate, as otherwise determined by the Directors.

6.04       Spin-Out Transaction: If pursuant to the operation of section 6.03(c) an Optionee receives options (the "New Options") to purchase securities of another company (the "New Company") in respect of the Optionee's Options (the "Subject Options"), the New Options shall expire on the earlier of: (i) the Expiry Date of the Subject Options; (ii) if the Optionee does not become a Participant in respect of the New Company, the date that the Subject Options expire pursuant to Sections 5.02, 5.03 or 5.04, as applicable; (iii) if the Optionee becomes a Participant in respect of the New Company, the date that the New Options expire pursuant to the terms of the New Company's stock option plan that correspond to Sections 5.02, 5.03 or 5.04 hereof; and (iv) the date that is two (2) years after the Optionee ceases to be a Participant in respect of the New Company or such shorter period as determined by the Board.

6.05       Determination of Exercise Price and Number of Unissued Option Shares: If any questions arise at any time with respect to the Exercise Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Corporation’s auditor, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Directors may designate and who will have access to all appropriate records and such determination will be binding upon the Corporation and all Optionees.

6.06       Regulatory Approval: Any adjustment to the Exercise Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any provision of this Article Six is subject to the approval of the TSX and any other governmental authority having jurisdiction.

ARTICLE SEVEN

TAKE-OVER BIDS AND CHANGES OF CONTROL

7.01       Effect of a Take-Over Bid: If a bona fide offer (an "Offer") for Common Shares is made to an Optionee or to shareholders of the Corporation generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Corporation, within the meaning of subsection 1(1) of the Securities Act, the Corporation shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Common Shares subject to such Option will become Vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Common Shares received upon such exercise, pursuant to the Offer. However, if:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Common Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Common Shares received upon such exercise, or in the case of clause (b) above, the Common Shares that are not taken up and paid for, may be returned by the Optionee to the Corporation and reinstated as authorized but unissued Common Shares and with respect to such returned Common Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Common Shares were to become Vested pursuant to this section shall be reinstated. If any Common Shares are returned to the Corporation under this Section 7.01, the Corporation shall immediately refund the Exercise Price to the Optionee for such Common Shares.

7.02       Acceleration of Expiry Time: If, at any time when an Option granted under the Plan remains unexercised, an Offer is made by an offeror, the Directors may, upon notifying each Optionee of the full particulars of the Offer, declare all Common Shares issuable upon the exercise of Options granted under the Plan, Vested, and declare that the Expiry Time for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Common Shares must be tendered pursuant to the Offer, provided such Offer is completed.

7.03       Compulsory Acquisition or Going Private Transaction: If and whenever, following a take-over bid or issuer bid, there shall be a compulsory acquisition of the Shares of the Company pursuant to Section 300 of the Business Corporations Act (British Columbia) or any successor or similar legislation, or any amalgamation, merger or arrangement in which securities acquired in a formal take-over bid may be voted under the conditions described in Section 8.2 of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, then following the date upon which such compulsory acquisition, amalgamation, merger or arrangement is effective, an Optionee shall be entitled to receive, and shall accept, for the same exercise price, in lieu of the number of Shares to which such Optionee was theretofore entitled upon the exercise of his or her Options, the aggregate amount of cash, shares, other securities or other property which such Optionee would have been entitled to receive as a result of such bid if he or she had tendered such number of Shares to the take-over bid.

7.04       Effect of a Change of Control: If a Change of Control occurs, all Common Shares subject to each outstanding Option will become Vested, whereupon such Option may be exercised in whole or in part by the respective Optionee.

ARTICLE EIGHT

EFFECTIVE DATE OF PLAN, AMENDMENT
OF PLAN AND TERMINATION OF PLAN

Section 8.01         Effective Date of Plan: The Plan is to be implemented and effective upon the approval of the Plan by the shareholders of the Corporation. Such shareholder approval must be given by the affirmative vote of a majority of the Common Shares represented at the meeting of the shareholders of the Corporation at which a motion to approve the Plan is presented.

Section 8.02         Amendment of Plan: The Directors may from time to time, without shareholder approval and subject to applicable law and to the prior approval, if required, of TSX or any other regulatory body having authority over the Corporation or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan to:

(a)	make amendments of a clerical or typographical nature and to include clarifying provisions in the Plan;

(b)	implement features or requirements that are necessary or desirable under applicable tax and securities laws;

(c)	change vesting provisions;

(d)	change termination provisions for an Insider provided that the Expiry Time does not extend beyond the original Expiry Time under the Plan;

(e)	change termination provisions for an Optionee who is not an Insider beyond the original Expiry Time;

(f)	reduce the Exercise Price of an Option for an Optionee who is not an Insider; and

(g)	implement a cashless exercise feature, payable in cash or securities;

provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee.

Section 8.03         Amendments Requiring Shareholder Approval: Any amendments to the Plan or Options granted thereunder, other than those described in Section 8.02 above, will be subject to the approval of the shareholders. For greater certainty, the Directors may not, without shareholder approval and the prior approval, if required, of TSX, amend or revise the terms of the Plan or of any Option granted under the Plan to:

(a)	increase the Plan maximum or number of shares reserved for issuance under the Plan;

(b)	grant additional powers to the board of directors to amend the Plan or individual Options without shareholder approval;

(c)	reduce the exercise price of Options or other entitlements held by insiders;

(d)	extend to the term of Options held by insiders; and

(e)	change the insider participation limits to those that would have triggered the requirement for disinterested shareholder approval of the Plan under requirements of the TSX.

Section 8.04        Termination of the Plan: The Plan may be terminated at any time by the Directors. Notwithstanding the termination of the Plan, any Option outstanding under the Plan at the time of termination shall remain in effect until such Option has been exercised, has expired, has been surrendered to the Corporation or has been terminated.

ARTICLE NINE

MISCELLANEOUS PROVISIONS

Section 9.01         Non-Assignable: No rights under the Plan and no Option awarded pursuant to the provisions of the Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

Section 9.02         Rights as a Shareholder: No Optionee shall have any rights as a shareholder of the Corporation with respect to any Common Shares which are the subject of an Option. No Optionee shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or other rights declared for shareholders of the Corporation for which the record date is prior to the date of exercise of any Option.

Section 9.03         No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of the Corporation or any subsidiary of the Corporation nor interfere or be deemed to interfere in any way with any right of the Corporation or any subsidiary of the Corporation to discharge any Participant at any time for any reason whatsoever, with or without cause.

Section 9.04         Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement: If an Optionee retires, resigns or is terminated from employment or engagement with the Corporation or any subsidiary of the Corporation, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not Vested at that time or which, if Vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

Section 9.05         Necessary Approvals: The obligation of the Corporation to grant any Option pursuant to the Plan and to issue, sell and deliver any Common Shares on the exercise of an Option is subject to the approval of any governmental authority or regulatory body required in connection with the grant of such Option or the issue, sale and delivery of such Common Shares by the Corporation. Any Options granted prior to the Corporation’s receipt of such required approvals shall be conditional upon such approval being given and no Options may be exercised unless such approval has been given.

In the event that any Common Shares cannot be issued to any Optionee pursuant to the exercise of an Option for any reason whatsoever including, without limiting the generality of the foregoing, the failure to obtain any required approval, then the obligation of the Corporation to issue such Common Shares shall terminate and any money paid to the Corporation in connection with the exercise of such Option shall be returned to the Optionee without interest or deduction.

Section 9.06          Form of Notice: A notice given to the Corporation shall be in writing, signed by the Optionee and delivered to the head business office of the Corporation.

Section 9.07         Conflict: In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

Section 9.08         Time of Essence: Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

Section 9.09         Entire Agreement: This Plan and the applicable Option Agreement set out the entire agreement between the Corporation and the applicable Optionee relative to the subject matter hereof and supersede all prior agreements, undertakings and understandings, whether oral or written.

Section 9.10         No Representation or Warranty: The Corporation makes no representation or warranty as to the value of any Option granted pursuant to the Plan or as the future value of any Common Shares issued pursuant to the exercise of any Option.

Section 9.11         Compliance with Applicable Law: If any provision of the Plan or any Option contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 9.12         Applicable Law: The Plan and all of the rights and obligations arising herefrom shall be interpreted and applied in accordance with the laws of the Province of British Columbia.

Original Plan approved by the Board of Directors effective May 9, 2012

Original Plan approved by the shareholders of the Corporation effective June 13, 2012

Effective date of Original Plan: June 13, 2012

Amendments to Plan to increase shares reserved under the Plan approved by the Board of Directors effective May 24, 2018

Amendments to Plan to increase shares reserved under the Plan approved by the shareholders of the Corporation effective June 27, 2018

Effective date of Amended and Restated Plan: June 27, 2018

Trevor Cunningham
Chief Financial Officer and VP Finance

SCHEDULE "A"

CANADIAN ZINC CORPORATION

STOCK OPTION PLAN - OPTION AGREEMENT

This Option Agreement is entered into between Canadian Zinc Corporation (the "Corporation") and the Optionee named below pursuant to the Corporation’s Stock Option Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

1.	on ●, 20● (the "Grant Date");

2.	● (the "Optionee");

3.	was granted the option (the "Option") to purchase ● Common Shares (the "Option Shares") of the Corporation;

4.	for the price (the "Option Price") of $● per share;

5.	which shall be exercisable in full upon approval [OR set forth applicable vesting schedule];

6.	terminating on the ●, 20● (the "Expiry Date");

all on the terms and subject to the conditions set out in the Plan. For greater certainty, Option Shares continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

The Optionee acknowledges that any Option Shares received by him upon exercise of the Option have not been registered under the United States Securities Act of 1933, as amended, or the Blue Sky laws of any state (collectively, the "Securities Acts"). The Optionee acknowledges and understands that the Company is under no obligation to register, under the Securities Acts, the Option Shares received by him or to assist him in complying with any exemption from such registration if he should at a later date wish to dispose of the Option Shares.

[Following to be included in Option Agreements with "U.S. Persons" - The Optionee acknowledges that the Option Shares shall bear a legend restricting the transferability thereof, such legend to be substantially in the following form:

"The shares represented by this certificate have not been registered or qualified under the United States Securities Act of 1933, as amended or state securities laws. The shares may not be offered for sale, sold, pledged or otherwise disposed of unless so registered or qualified, unless an exemption exists or unless such disposition is not subject to U.S. federal or state securities laws, and the Company may require that the availability of any exemption or the inapplicability of such securities laws be established by an opinion of counsel, which opinion of counsel shall be reasonably satisfactory to the Company."]

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

Acknowledgement – Personal Information

The undersigned hereby acknowledges and consents to:

(a)	the disclosure to all regulatory authorities of all personal information of the undersigned obtained by the Corporation; and

(b)	the collection, use and disclosure of such personal information by the all regulatory authorities in accordance with their requirements, including the provision to third party service providers, from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ● day of ●, 20●.

CANADIAN ZINC CORPORATION

Per:
Signature		Authorized Signatory

Print Name

Address

SCHEDULE "B"

Arrangement Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The arrangement (as it may be modified or amended, the "Arrangement") under Section 288 of the Business Corporations Act (British Columbia) ("BCBCA") involving Canadian Zinc Corporation (the "Company") and its securityholders, and NorZinc Ltd. ("Holdco"), all as more particularly described and set forth in the plan of arrangement (as it may be modified or amended, the "Plan of Arrangement") attached as Appendix A to the Arrangement Agreement (as defined below) which is attached at Schedule "C" to the management information circular of the Company dated on or about May 25, 2018 (the "Circular"), is hereby ratified, authorized, approved and adopted.

2.	The Plan of Arrangement is hereby ratified, authorized, approved and adopted.

3.	The arrangement agreement dated as of May 28, 2018 between the Company and Holdco, as the same may be amended from time to time (the "Arrangement Agreement"), and all the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement, and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

4.	Notwithstanding that this resolution has been passed, and the Arrangement adopted and approved by the securityholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered, without further notice to, or authorization, approval, ratification or confirmation of, any securityholders of the Company: (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

5.	Any officer or director of the Company is hereby authorized, empowered and directed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments (including all such documents as are necessary or desirable in accordance with the Arrangement Agreement) and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

SCHEDULE "C"

Arrangement Agreement

(See attached)

ARRANGEMENT AGREEMENT

This Arrangement Agreement made as of the 28th day of May, 2018.

AMONG:

CANADIAN ZINC CORPORATION, a corporation existing under the laws of the Province of British Columbia

(hereinafter referred to as "Canadian Zinc")

- and -

NORZINC LTD., a corporation existing under the laws of the Province of British Columbia

(hereinafter referred to as "Canadian Zinc Holdco" and, collectively with Canadian Zinc, the "Parties")

WHEREAS in connection with a proposed reorganization of the assets and liabilities of Canadian Zinc, Canadian Zinc proposes to transfer the public listing of its common shares for trading on the Toronto Stock Exchange and the OTCQB Venture Market to Canadian Zinc Holdco, and to become a wholly-owned subsidiary of Canadian Zinc Holdco, and proposes that Canadian Zinc Holdco becomes a publicly traded holding company whose assets after such reorganization will be, among other things, all of the issued and outstanding common shares in the capital of Canadian Zinc;

AND WHEREAS the Parties hereto propose to carry out the foregoing pursuant to a plan of arrangement under the provisions of the Business Corporations Act (British Columbia) substantially on terms and conditions set forth in the Plan of Arrangement (as hereinafter defined) annexed hereto as Appendix A;

AND WHEREAS Canadian Zinc Holdco has been incorporated as a wholly-owned subsidiary of Canadian Zinc in order to facilitate and participate in the Arrangement (as hereinafter defined);

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the Parties hereby covenant and agree as follows:

ARTICLE I – INTERPRETATION

1.1	Definitions

"Affiliate" means, in respect of any Person, another Person if:

(a)	one of them is the subsidiary of the other;

(b)	both of them are subsidiaries of the same Person; or

(c)	each of them is Controlled by the same Person;

"Agreement" means this arrangement agreement, including its recitals and Appendix A and Appendix B, as the same may be amended, modified or supplemented from time to time in accordance with the terms hereof;

"Applicable Law" means: (i) any applicable domestic or foreign law, including any statute, subordinate legislation or treaty; and (ii) any applicable guideline, directive, rule standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.

"Arrangement" means the arrangement under Section 288 of the BCBCA, on the terms and subject to the conditions set forth in this Agreement and the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement or the Plan of Arrangement, or made at the direction of the Court.

"Arrangement Resolution" means the special resolution of the Canadian Zinc Shareholders approving, among other things, the Arrangement and the Plan of Arrangement to be considered at the Meeting, substantially in the form and content of Appendix B to this Agreement.

"BCBCA" means the Business Corporations Act (British Columbia), as amended from time to time.

"Board" or "Board of Directors" means the board of directors of Canadian Zinc;

"Business Day" means any day other than a Saturday, Sunday or statutory or civic holiday in British Columbia, when banks are generally open for the transaction of business in Vancouver, British Columbia.

"Canadian Zinc Securityholder" has the meaning ascribed thereto in Section 2.5.

"Canadian Zinc Shareholder" means a holder of Canadian Zinc Shares.

"Canadian Zinc Shares" means the common shares in the capital of Canadian Zinc.

"Circular" means the management information circular of Canadian Zinc, together with all appendices thereto, to be sent to Canadian Zinc Shareholders in connection with the Meeting.

"Closing" means the completion of the transactions contemplated by this Agreement.

"Control" means, when applied to a relationship between two Persons, that a Person (the "first Person") is considered to control another Person (the "second Person") if:

(a)	the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities, interests or contractual rights of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, or a majority of any other Persons who have the right to manage or supervise the management of the business and affairs of the second Person, unless that first Person holds the voting securities only to secure an obligation;

(b)	the second Person is a partnership, other than a limited partnership, and the first Person, together with any Person Controlled by the first Person, holds more than 50% of the interests (measured by votes or by value) of the partnership, or

(c)	the second Person is a limited partnership and the general partner of the limited partnership is the first Person or any Person Controlled by the first Person,

and the term "Controlled" has a corresponding meaning.

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"Court" means the Supreme Court of British Columbia.

"Effective Date" means the effective date of the Arrangement, as determined by Canadian Zinc in its sole and absolute discretion, provided that the Effective Date shall not precede the date of the Final Order or the date of the satisfaction or waiver (subject to Applicable Law) of the conditions set forth in Article V hereof (other than the delivery of items to be delivered on the Effective Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until the Effective Date).

"Effective Time" means 12:01 a.m. (PT) on the Effective Date.

"Final Order" means the final order of the Court pursuant to Subsection 291(4) of the BCBCA, to be made in connection with the approval of the Arrangement, as such order may be amended, varied or supplemented by the Court at any time prior to the Effective Date or, if appealed then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

"Government Authority" means any: (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, court, tribunal, commission, board or agency, domestic or foreign; or (b) regulatory authority, including any securities commission or stock exchange.

"Interim Order" means the interim order of the Court to be made upon the application to the Court pursuant to Subsection 291(2) of the BCBCA and in connection with the Arrangement, as such order may be amended, varied or supplemented by the Court at any time prior to the Meeting.

"Meeting" means the annual general and special meeting of Canadian Zinc Shareholders, including any adjournment(s) or postponement(s) thereof in accordance with the terms of this Agreement, to be convened as provided in the Interim Order to consider, among other things, the Arrangement Resolution.

"OTCQB" means the OTCQB Venture Market and any successor market thereto.

"Party" means a party to this Agreement.

"Person" means and includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unlimited liability corporation, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status.

"Plan of Arrangement" means the plan of arrangement in substantially the form set out as Appendix A to this Agreement, as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof or upon the direction of the Court in the Final Order.

"Representatives" means, collectively, the current and future directors, officers, employees, agents and advisors of a Party and their respective heirs, executors, administrators, successors and assigns.

"Section 3(a)(10) Exemption" has the meaning ascribed thereto in Section 2.5.

"TSX" means the Toronto Stock Exchange and any successor stock exchange thereto.

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"U.S. Securities Act" means the United States Securities Act of 1933 as the same has been, and hereinafter from time to time may be, amended.

1.2	Appendix

The following appendices are attached to this Agreement and forms part thereof:

Appendix A – Plan of Arrangement; and

Appendix B – Form of Arrangement Resolution.

1.3	Construction

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Agreement into Articles, Sections and Subsections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)	the words "hereunder", "hereof" and similar expressions refer to this Agreement and not to any particular Article, Section or Subsection, and reference to "Articles", "Sections" and "Subsections" are to Articles, Sections and Subsections of this Agreement;

(c)	words importing the singular include the plural and vice versa, and words importing any gender include all genders and the neuter;

(d)	the word "including", when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement.

(e)	a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation;

(f)	if any date on which any action is required to be taken under this Agreement is not a Business Day, such action will be required to be taken on the next succeeding Business Day; and

(g)	a reference to the knowledge of a Party means to the best of the knowledge of any of the officers of such Party after due inquiry.

ARTICLE II – THE ARRANGEMENT

2.1	Arrangement

(a)	Each of the Parties hereby agrees that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

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(b)	Following the execution of this Agreement, Canadian Zinc will, at a time to be determined exclusively by Canadian Zinc, apply to the Court pursuant to Section 291 of the BCBCA, and prepare, file and diligently pursue an application for the Interim Order as contemplated in Section 2.3.

(c)	Subject to the terms of this Agreement and the receipt of the Interim Order, Canadian Zinc will, at a time to be determined exclusively by Canadian Zinc, convene and hold the Meeting for the purpose of considering the Arrangement Resolution.

(d)	If the Interim Order and the approval of the Canadian Zinc Shareholders as set out in the Interim Order are obtained, Canadian Zinc will, at a time to be determined exclusively by Canadian Zinc, thereafter take all commercially reasonable steps necessary or desirable to submit the Arrangement to the Court and apply for the Final Order pursuant to Section 291 of the BCBCA and, to the extent within its power and is commercially reasonable, carry out the terms of the Final Order.

(e)	Subject to (i) obtaining the Final Order, and (ii) the satisfaction (or waiver, if applicable) of the other conditions herein contained in favor of each of the Parties, each of Canadian Zinc and Canadian Zinc Holdco will, at a time to be determined exclusively by Canadian Zinc, take all commercially reasonable steps necessary or desirable to give effect to the Arrangement and implement Article III of the Plan of Arrangement.

2.2	Effective Date and Time

The Arrangement will become effective on the Effective Date and the steps to be carried out pursuant to the Plan of Arrangement will become effective at the Effective Time and in the order set out therein without any further act or formality, except as contemplated in the Plan of Arrangement. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by Applicable Law, including the BCBCA.

2.3	Interim Order

The notice of petition for the application referred to in Subsection 2.1(b) will request that the Interim Order provide, among other things:

(a)	for the calling and holding of the Meeting for the purpose of, among other things, considering the Arrangement Resolution;

(b)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(c)	that the requisite approval for the Arrangement Resolution will be the affirmative vote of at least 66 2/3% of the votes cast on the Arrangement Resolution by the holders of Canadian Zinc Shares present in person or represented by proxy at the Meeting and voting as a single class;

(d)	that, in all other respects, the terms, conditions and restrictions of Canadian Zinc's constating documents, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

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(f)	for the confirmation of the record date for the Meeting;

(g)	that the Meeting may be adjourned or postponed from time to time by Canadian Zinc in accordance with the terms of this Agreement without the need for additional approval of the Court; and

(h)	for such other matters as Canadian Zinc may reasonably require.

2.4	Sole Discretion of Canadian Zinc

Notwithstanding any other provisions of this Agreement, or the approval of the Arrangement Resolution by the Canadian Zinc Shareholders in accordance with the Interim Order, the obligation of Canadian Zinc under this Article II and elsewhere in this Agreement are subject to:

(a)	Canadian Zinc's sole and absolute right to determine whether to proceed with the Arrangement and to determine the timing of the completion of the Arrangement, or any prior condition thereto;

(b)	Canadian Zinc's sole and absolute right to terminate this Agreement pursuant to Section 6.2; and

(c)	Canadian Zinc's sole and absolute right to amend this Agreement or the Plan of Arrangement, as applicable, pursuant to Section 6.1.

The Board will have the authority to revoke the Arrangement Resolution at any time prior to the Effective Time without notice to or the further approval of the Canadian Zinc Shareholders or the other Parties and without liability to any of them.

2.5	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all securities of Canadian Zinc and Canadian Zinc Holdco to be issued pursuant to the Arrangement, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption based on the Court’s approval of the Arrangement prior to the hearing of the Court required to approve the Arrangement;

(c)	the Court will be invited to satisfy itself and find, prior to approving the Arrangement, that the Arrangement is fair and reasonable, both procedurally and substantively, to the Canadian Zinc Shareholders and the holders of options of Canadian Zinc (collectively, the “Canadian Zinc Securityholders”);

(d)	the Parties will ensure that each Canadian Zinc Securityholder entitled to receive securities pursuant to the Arrangement will be given adequate notice advising such securityholder of his or her right to attend the hearing of the Court and provide each with sufficient information necessary for him or her to exercise that right;

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(e)	the Interim Order will specify that each Canadian Zinc Securityholder will have the right to appear before the Court so long as they enter an appearance within a reasonable time; and

(f)	the Final Order shall include statements substantially to the following effect:

"The terms and conditions of the Plan of Arrangement are procedurally and substantially fair to the each Canadian Zinc Securityholder and are hereby approved by the Court. This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the issuance of securities pursuant to the Plan of Arrangement".

2.6	U.S. Tax Matters

The Parties agree that the Arrangement is intended to qualify as a tax-deferred transaction within the meaning of Section 351 of the U.S. Internal Revenue Code.

ARTICLE III – REPRESENTATIONS AND WARRANTIES

3.1	Mutual Representations and Warranties

Each Party represents and warrants to and in favor of each other Party that:

(a)	it is duly incorporated and validly existing under the laws of its governing jurisdiction and has the corporate power and capacity to own, lease and operate its properties and assets and to carry on its business as is now being carried on by it;

(b)	it has the corporate power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated herein and in the Plan of Arrangement, and this Agreement constitutes a legal, valid and binding obligation of it enforceable in accordance with items terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and the availability of equitable remedies;

(c)	the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and in the Plan of Arrangement do not and will not (nor will they with the giving of notice or the lapse of time or both):

(i)	contravene, breach or result in any default under any Applicable Law, or any of its properties or assets (subject to compliance with any Applicable Law contemplated by this Agreement);

(ii)	contravene, breach or result in any default under its constating documents;

(iii)	contravene, breach or result in any default under or termination of, or accelerate or permit the acceleration of the performance required by, any material agreement, covenant, undertaking, commitment, instrument, license or permit to which it is a party or by which it is bound or to which the property or assets of it is subject; or

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(iv)	result in the cancellation, suspension or material alteration in the terms of any material license, permit or authority held by it or in the creation of any lien, charge, security interest or encumbrance upon any of its properties or assets; and

(d)	it is conducting its business in compliance, in all material respects, with all Applicable Law of each jurisdiction in which its business is carried on and has obtained all licenses, approvals, permits and concessions necessary to carry on business as now being carried on by it.

3.2	Survival of Representations and Warranties

The representations and warranties of each Party shall survive the execution and delivery of this Agreement and shall continue in full force and effect under the earlier of the termination of this Agreement in accordance with Section 6.2 or the Effective Date, whereupon such representations, warranties and covenants will expire and be of no further force or effect.

ARTICLE VI - COVENANTS

4.1	General Covenants

Each of the Parties will use all commercially reasonable efforts and do all things reasonably required of it to cause the Arrangement to become effective on such date as Canadian Zinc may determine (including, for greater certainty, use all commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order) and do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement.

4.2	Shareholders' Meeting

As soon as practicable, Canadian Zinc will prepare the Circular together with any other documents required by Applicable Law, and subject to the issuance of the Interim Order, will convene the Meeting and mail the Circular to Canadian Zinc Shareholders and other parties in accordance with Applicable Law and the Interim Order. Canadian Zinc will ensure that the Circular complies in all material respects with all Applicable Law and the Interim Order (including, for greater certainty, that the Circular does not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made), and contains sufficient detail to permit the Canadian Zinc Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Meeting. Canadian Zinc will file the Circular with the appropriate regulatory authorities in all jurisdictions where the same is required, in accordance with Applicable Law and the Interim Order. Canadian Zinc will solicit proxies in favour of the Arrangement Resolution. Canadian Zinc will conduct the Meeting in accordance with Canadian Zinc's constating documents, Applicable Law and the Interim Order.

4.3	Final Order

If the Canadian Zinc Shareholders approve the Arrangement in accordance with the Interim Order, Canadian Zinc will thereafter expeditiously (subject to the exercise of any discretionary authority of its directors and to the satisfaction or waiver of all other conditions under this Agreement and the Plan of Arrangement) apply to Court for the Final Order pursuant to Section 291 of the BCBCA and, subject to compliance with any other condition in Article V, file any documentation required to be filed pursuant to the BCBCA.

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4.4	Transfer of Public Listing

Canadian Zinc will use commercially reasonable efforts prior to and following the Effective Date, as necessary, to transfer the listing of its common shares for trading on each of the TSX and the OTCQB to Canadian Zinc Holdco on, or as soon as practicable following, the Effective Date.

ARTICLE V – CONDITIONS PRECEDENT

5.1	Conditions Precedent

In addition to, and without in any way limiting, Canadian Zinc's rights referred to under Section 2.4 and Canadian Zinc's rights specifically provided for elsewhere in this Agreement, the obligation of Canadian Zinc to complete the Arrangement is subject to fulfilment of the following conditions:

(a)	the Interim Order will have been granted in the form and substance satisfactory to Canadian Zinc;

(b)	the Arrangement Resolution, without amendment or with amendments acceptable to Canadian Zinc, will have been approved by the Canadian Zinc Shareholders at the Meeting in accordance with the Interim Order;

(c)	the Final Order will have been obtained in form and substance satisfactory to Canadian Zinc, and will not have been set aside or modified in a manner unacceptable to Canadian Zinc, on appeal or otherwise;

(d)	all Canadian Zinc Shareholder, regulatory and judicial approvals and orders necessary or desirable by Canadian Zinc for the completion of the transactions provided for in this Agreement and the Plan of Arrangement will have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, including the approval of the TSX, and all will be in full force and effect;

(e)	all consents, approvals and notices required from any third party in respect of the completion of the Arrangement will have been obtained or received from the respective third party;

(f)	no action will have been instituted and be continuing on the Effective Date and there will not be in force any order or decree, in each case restraining or enjoining the consummation of the transactions contemplated by this Agreement or the Plan of Arrangement and no cease trading or similar order with respect to any securities of any of the Parties will have been issued and remain outstanding;

(g)	no law, regulation or policy will have been proposed, enacted, promulgated or applied that interferes or is inconsistent with the completion of the Arrangement or the Plan of Arrangement or its effective application to the Arrangement;

(h)	all necessary documents related to the Arrangement, including the Circular, will have been filed with the applicable Governmental Authorities;

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(i)	the TSX will have conditionally approved the listing and posting for trading thereon, in substitution for the listing and posting for trading thereon of the Canadian Zinc Shares, of the Canadian Zinc Holdco common shares to be issued pursuant to the Arrangement prior to the Effective Time, subject only to compliance with the usual requirements of the TSX;

(j)	the issuance of the Canadian Zinc Holdco common shares and common share purchase options under the Plan of Arrangement shall be exempt from registration under the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption;

(k)	the Board shall not have revoked its approval of the Arrangement at any time prior to the Effective Date; and

(l)	this Agreement will not have been terminated pursuant to the provisions of Article VI.

The foregoing conditions are for the sole benefit of Canadian Zinc and may be waived, in whole or in part, by Canadian Zinc at any time. These conditions will not give rise to or create any duty on the part of Canadian Zinc or the Board to waive or not to waive such conditions and will not in any way limit Canadian Zinc's right to terminate this Agreement as set forth in Section 6.2 or alter the consequences of any such termination from those specified in Article VI. Any determination made by Canadian Zinc prior to the Effective Time concerning the satisfaction and waiver of any or all of the conditions set forth in this Section will be final and conclusive, and neither Canadian Zinc nor any of its Affiliates or Representatives shall have any liability as a result of any such determination.

5.2	Conditions to Obligations of Each Party

The obligations of each Party to complete the transactions contemplated by this Agreement is further subject to the conditions (which may be waived, in whole or in part, by such Party) without prejudice to its right to rely on any other condition in its favor) that (i) the covenants of each other Party to be performed on or before the Effective Time pursuant to the terms of this Agreement will have been duly performed in all material respects, and (ii) except as set forth in this Agreement, the representations and warranties of each other Party will be true and correct in all material respects as at the Effective Time, with the same effect as if such representations and warranties had been made at, and as of, such time.

5.3	Merger of Conditions

The conditions set out in Section 5.1 and Section 5.2 will be conclusively deemed to have been satisfied, waived or released on the Effective Time.

ARTICLE VI – AMENDMENT AND TERMINATION

6.1	Amendment

Subject to Applicable Law, this Agreement and the Plan of Arrangement may, at any time and from time to time before and after the holding of the Meeting but not later than the Effective Time, be amended by written agreement of the Parties, without further notice to or authorization on the part of the Canadian Zinc Shareholders. Notwithstanding the foregoing, Canadian Zinc reserves the right, in its sole and absolute discretion, without notice to or the approval of the other Parties or the Canadian Zinc Shareholders, to amend (a) the Plan of Arrangement; and (b) this Agreement to the extent Canadian Zinc may reasonably consider such amendment necessary or desirable due to the Interim Order or the Final Order. None of the Parties (or their respective Affiliates or Representatives) shall have any liability to the Canadian Zinc Shareholders or the other Parties, as applicable, for any amendment made pursuant to this Section 6.1.

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6.2	Termination

This Agreement may, at any time before or after the holding of the Meeting but prior to the Effective Time (notwithstanding the approval of the Arrangement Resolution by the Canadian Zinc Shareholders or the approval of the Arrangement by the Court), be unilaterally terminated by Canadian Zinc, in its sole and absolute discretion, at any time without notice to or the approval of the other Parties hereto or the Canadian Zinc Shareholders and without liability to any of them, and nothing expressed or implied herein or in the Plan of Arrangement will be construed as fettering the absolute discretion of the Board to terminate the Arrangement Agreement and discontinue efforts to effect the Arrangement for whatever reasons they may consider appropriate.

6.3	Effect of Termination

Upon the termination of this Agreement pursuant to Section 6.2 hereof, this Agreement shall become void and of no effect, and no Party will have any liability or further obligation to the other Parties hereto or any other Person.

ARTICLE VII - GENERAL

7.1	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and delivered personally or by courier or by facsimile or e-mail transmission addressed to the recipient as follows:

To Canadian Zinc:

Canadian Zinc Corporation
Suite 1710 – 650 West Georgia Street
Vancouver, British Columbia
V6B 4N9

Attention:	Chief Executive Officer
Fax:	604-688-2043
E-mail:	kearney@canadianzinc.com

To Canadian Zinc Holdco:

NorZinc Ltd.
Suite 1710 – 650 West Georgia Street
Vancouver, British Columbia
V6B 4N9

Attention:	Director
Fax:	604-688-2043
E-mail:	trevor@canadianzinc.com

or other such address that a Party may, from time to time, advise the other Parties hereto by notice in writing given in accordance with the foregoing. Date of receipt of any such notice will be deemed to be the date of actual delivery thereof or, if given by facsimile or e-mail transmission, on the date of transmittal thereof if given during the normal business hours of the recipient and on the next Business Day, if not given during such hours.

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7.2	Time of the Essence

Time is of the essence in this Agreement.

7.3	Further Assurances

Each of the Parties will from time to time execute and deliver such further documents and instruments and do all acts and things as any other Party may before the Effective Date reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

7.4	Successors and Assigns

This Agreement and all of the provisions hereof shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other Parties (which consent will not be unreasonably withheld or delayed).

7.5	Invalidity of Provisions

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Applicable Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

7.6	Entire Agreement

This Agreement, the Plan of Arrangement and the other agreements and instruments contemplated hereby and thereby or entered into or delivered in connection herewith or therewith constitute the entire agreement between the Parties pertaining to the subject matter hereof and thereof. There are no warranties, conditions or representations (including any that may be implied by statute), and there are no agreements, in connection with such subject matter except as specifically set forth or referred to in this Agreement, the Plan of Arrangement and such other agreements and instruments contemplated hereby and thereby or as otherwise set out in writing and delivered at Closing. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made by any Party or its Representatives to any other Party or its Representatives except to the extent that the same has been reduced to writing and included as a term of this Agreement, the Plan of Arrangement, such other agreements and instruments contemplated hereby and thereby or as otherwise set out in writing and delivered at Closing. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent aforesaid.

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7.7	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable herein. Each of the Parties hereby irrevocably attorns to the jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement.

7.8	No Third Party Beneficiaries

The Parties hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

7.9	Counterparts

This Agreement may be executed in any number of original, facsimile or pdf counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

[Remainder of this page intentionally left blank]

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IN WITNESS WHEREOF the Parties have executed this Agreement.

CANADIAN ZINC CORPORATION

Per:	(signed) "John F. Kearney"
Authorized Signatory
Name: John F. Kearney
Title: Chairman and Chief Executive Officer

NORZINC LTD.

Per:	(signed) "Trevor L. Cunningham"
Authorized Signatory
Name: Trevor L. Cunningham
Title: Director

Signature Page to Arrangement Agreement

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Appendix A

PLAN OF ARRANGEMENT PURSUANT TO SECTION 288 OF

THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1 - INTERPRETATION

1.1	Definitions

"Affiliate" means, in respect of any Person, another Person if:

(a)	one of them is the subsidiary of the other;

(b)	both of them are subsidiaries of the same Person; or

(c)	each of them is Controlled by the same Person.

"Agreement" means the arrangement agreement between Canadian Zinc and Canadian Zinc Holdco, including its recitals and Appendices, as the same may be amended, modified or supplemented from time to time in accordance with the terms thereof.

"Amended and Restated Investor Agreement" means the amended and restated Investor Agreement to be entered into among the Company, RCF VI LP and RCF VI LLC in connection with the RCF Private Placement.

"Applicable Law" means: (i) any applicable domestic or foreign law, including any statute, subordinate legislation or treaty; and (ii) any applicable guideline, directive, rule standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.

"Arrangement" means the arrangement under Section 288 of the BCBCA, on the terms and subject to the conditions set forth in the Agreement and this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Agreement or this Plan of Arrangement, or made at the direction of the Court.

"Arrangement Resolution" means the special resolution of the Canadian Zinc Shareholders approving, among other things, the Arrangement and this Plan of Arrangement to be considered at the Meeting, substantially in the form and content of Appendix B to the Agreement.

"BCBCA" means the Business Corporations Act (British Columbia), as amended from time to time.

"Business Day" means any day other than a Saturday, Sunday or statutory or civic holiday in British Columbia, when banks are generally open for the transaction of business in Vancouver, British Columbia.

"Canadian Zinc" means Canadian Zinc Corporation, a corporation existing under the laws of the Province of British Columbia.

"Canadian Zinc DSU" means a deferred share unit of Canadian Zinc outstanding immediately prior to the Effective Date, awarded pursuant to the Canadian Zinc DSU Plan.

"Canadian Zinc DSU Plan" means the 2014 Non-Employee Directors Deferred Share Unit Plan of Canadian Zinc, dated effective June 20, 2014, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Canadian Zinc Holdco" means NorZinc Ltd., a corporation existing under the laws of the Province of British Columbia.

"Canadian Zinc Holdco Shares" means common shares in the capital of Canadian Zinc Holdco.

"Canadian Zinc Holdco Option In-The-Money Amount" in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Canadian Zinc Holdco Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the amount payable to acquire such shares.

"Canadian Zinc Option" means an option to purchase Canadian Zinc Shares outstanding and unexercised immediately prior to the Effective Date, granted pursuant to the Canadian Zinc Stock Option Plan.

"Canadian Zinc RSU" means a restricted share unit of Canadian Zinc outstanding immediately prior to the Effective Date, awarded pursuant to the Canadian Zinc RSU Plan.

"Canadian Zinc RSU Plan" means the 2014 Restricted Share Unit Plan of Canadian Zinc, dated effective June 20, 2014, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Canadian Zinc Shareholder" means a holder of Canadian Zinc Shares.

"Canadian Zinc Shares" means the common shares in the capital of Canadian Zinc.

"Canadian Zinc Option In-The-Money Amount" in respect of a Canadian Zinc Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Canadian Zinc Shares that a holder is entitled to acquire on exercise of the Canadian Zinc Option immediately before the Effective Time exceeds the amount payable to acquire such shares.

"Canadian Zinc Stock Option Plan" means the 2012 Stock Option Plan of Canadian Zinc, dated effective June 13, 2012, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Circular" means the management information circular of Canadian Zinc, together with all appendices thereto, to be sent to Canadian Zinc Shareholders in connection with the Meeting.

"Control" means, when applied to a relationship between two Persons, that a Person (the "first Person") is considered to control another Person (the "second Person") if:

(a)	the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities, interests or contractual rights of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, or a majority of any other Persons who have the right to manage or supervise the management of the business and affairs of the second Person, unless that first Person holds the voting securities only to secure an obligation;

(b)	the second Person is a partnership, other than a limited partnership, and the first Person, together with any Person Controlled by the first Person, holds more than 50% of the interests (measured by votes or by value) of the partnership, or

(c)	the second Person is a limited partnership and the general partner of the limited partnership is the first Person or any Person Controlled by the first Person,

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and the term "Controlled" has a corresponding meaning.

"Convertible Canadian Zinc Securities" means collectively, the Canadian Zinc Options, Canadian Zinc RSUs, Canadian Zinc DSUs, the Underwriter Compensation Options, and the RCF Warrants.

"Court" means the Supreme Court of British Columbia.

"Depositary" means Computershare Trust Company of Canada, or such other Person as may be designated by Canadian Zinc and set out in the Letter of Transmittal.

"Effective Date" means the effective date of the Arrangement, as determined by Canadian Zinc in its sole and absolute discretion, provided that the Effective Date shall not precede the date of the Final Order or the date of the satisfaction or waiver (subject to Applicable Law) of the conditions set forth in Article V of the Agreement (other than the delivery of items to be delivered on the Effective Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until the Effective Date).

"Effective Time" means 12:01 a.m. (PT) on the Effective Date.

"Election Form" means the form to be enclosed with the Circular sent to Small Lot Shareholders in connection with the Meeting, pursuant to which Small Lot Shareholders may elect to receive Canadian Zinc Holdco Shares pursuant to the Arrangement by duly completing, executing and returning such form with the certificates representing their Canadian Zinc Shares before the Effective Date.

"Final Order" means the final order of the Court pursuant to Subsection 291(4) of the BCBCA, to be made in connection with the approval of the Arrangement, as such order may be amended, varied or supplemented by the Court at any time prior to the Effective Date or, if appealed then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

"Government Authority" means any: (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, court, tribunal, commission, board or agency, domestic or foreign; or (b) regulatory authority, including any securities commission or stock exchange.

"Interim Order" means the interim order of the Court to be made upon the application to the Court pursuant to Subsection 291(2) of the BCBCA and in connection with the Arrangement, as such order may be amended, varied or supplemented by the Court at any time prior to the Meeting.

"Investor Agreement" means the Investor Agreement between Canadian Zinc and Resource Capital Fund VI L.P., dated December 21, 2017.

"Letter of Transmittal" means the letter of transmittal accompanying the Circular to be sent to Canadian Zinc Shareholders pursuant to which Canadian Zinc Shareholders are required to deliver certificates representing Canadian Zinc Shares to receive Canadian Zinc Holdco Shares issued to them pursuant to the Arrangement.

"Meeting" means the annual general and special meeting of Canadian Zinc Shareholders, including any adjournment(s) or postponement(s) thereof in accordance with the terms of the Agreement, to be convened as provided in the Interim Order to consider, among other things, the Arrangement Resolution.

"OTCQB" means the OTCQB Venture Market and any successor market thereto.

"Party" means a party to the Agreement.

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"Person" means and includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unlimited liability corporation, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status.

"Plan of Arrangement" means this plan of arrangement, as amended, modified or supplemented from time to time in accordance with the terms hereof and the Agreement or upon the direction of the Court in the Final Order.

"RCF" means RCF VI CAD LLC, a Delaware limited liability company, and a wholly owned subsidiary of Resource Capital Fund VI L.P.

"RCF Private Placement" means the private placement offering by Canadian Zinc of 100,000,000 units to RCF at a price of $0.20 per unit, with each unit consisting of one Canadian Zinc Share and one-half of one RCF Warrant.

"RCF Warrants" means 50,000,000 Canadian Zinc Share purchase warrants to be issued to RCF in connection with the RCF Private Placement, each RCF Warrant entitling the holder thereof to acquire one Canadian Zinc Share at a price of $0.25 per share at any time prior to December 31, 2018.

"Replacement Option" has the meaning ascribed thereto in Subsection 3.1(d).

"Small Lot" means fewer than 500 Canadian Zinc Shares.

"Small Lot Shareholder" means a Canadian Zinc Shareholder who holds no more than a Small Lot immediately prior to the Effective Time.

"Tax Act" means the Income Tax Act (Canada), as amended from time to time, including the regulations promulgated thereunder.

"TSX" means the Toronto Stock Exchange and any successor stock exchange thereto.

"Underwriter Compensation Options" means the common share purchase options issued by Canadian Zinc to each of Paradigm Capital Inc., Canaccord Genuity Corp., and Fidelity Clearing Canada ULC, entitling the holders thereof to purchase Canadian Zinc Shares, subject to and in accordance with the certificates representing such Underwriter Compensation Options.

1.2	Construction

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Plan of Arrangement into Articles, Sections and Subsections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)	the words "hereunder", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or Subsection and references herein to "Articles", "Sections" and "Subsections" are to Articles, Sections and Subsections of this Plan of Arrangement;

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(c)	words importing the singular include the plural and vice versa, and words importing any gender include all genders and the neuter;

(d)	the word "including", when following any general term or statement, is not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(e)	a reference to a statute or code includes every regulation made pursuant thereto, all amendments to the statute or code or to any such regulation in force from time to time, and any statute, code or regulation which supplements or supersedes such statute, code or regulation; and

(f)	if any date on which any action is required to be taken under this Plan of Arrangement is not a Business Day, such action will be required to be taken on the next succeeding Business Day.

ARTICLE II – ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

(a)	This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Agreement.

(b)	This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Canadian Zinc; (ii) Canadian Zinc Shareholders; (iii) holders of Convertible Canadian Zinc Securities; and (iv) Canadian Zinc Holdco.

(c)	Other than as expressly provided for herein, no portion of this Plan of Arrangement shall take effect with respect to any Party or Person until the Effective Time. Further, each of the events listed in Article III shall be, without affecting the timing set out in Article III, mutually conditional, such that no event described in Article III may occur without all steps occurring, and those events shall effect the integrated transaction which constitutes the Arrangement.

ARTICLE III – THE ARRANGEMENT

3.1	Arrangement

At the Effective Time, the events and transactions set out in Subsections 3.1(a) to 3.1(j), inclusive, will occur and be deemed to occur, unless otherwise provided, in the order set out below, without any further act or formality and with each event or transaction occurring and being deemed to occur immediately after the occurrence of the immediately preceding event or transaction:

(a)	each Small Lot Shareholder who has not returned an Election Form or has elected to be paid cash for their Canadian Zinc Shares prior to the Effective Date shall cease to be a shareholder of Canadian Zinc at the Effective Time and each certificate representing Canadian Zinc Shares held by such Small Lot Shareholder shall be cancelled as of the Effective Time in consideration for the payment in cash of $0.20 for each Canadian Zinc Share held;

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(b)	the directors and officers of Canadian Zinc will become the directors and officers of Canadian Zinc Holdco, the committees of the board of directors of Canadian Zinc shall become the committees of the board of directors of Canadian Zinc Holdco, KPMG LLP, the auditors of Canadian Zinc, if approved by Canadian Zinc Shareholders at the Meeting, will become the auditors of Canadian Zinc Holdco, and the directors of Canadian Zinc Holdco will be authorized to fix the remuneration of the auditors of Canadian Zinc Holdco, if so authorized by Canadian Zinc Shareholders at the Meeting;

(c)	the corporate policies of Canadian Zinc and board and committee mandates and/or charters of Canadian Zinc will become the corporate policies of Canadian Zinc Holdco and board and committee mandates and/or charters of Canadian Zinc Holdco, respectively;

(d)	the Amended and Restated Investor Agreement, or the Investor Agreement, in the event that the RCF Private Placement has not closed prior to the Effective Date, will be assigned by Canadian Zinc to, and assumed by, Canadian Zinc Holdco, and the rights and obligations of Canadian Zinc thereunder will become the rights and obligations of Canadian Zinc Holdco;

(e)	each outstanding Canadian Zinc Share will be irrevocably exchanged by the holder thereof, without any further act or formality and free and clear of all liens, claims and encumbrances, for one fully paid and non-assessable Canadian Zinc Holdco Share, and (i) such holder shall cease to be holder of each such Canadian Zinc Share and the name thereof will be removed from the register of holders of Canadian Zinc Shares, (ii) such holder shall become the holder of such Canadian Zinc Holdco Share and the name thereof will be added to the register of holders of Canadian Zinc Holdco Shares, and (iii) Canadian Zinc Holdco will become the holder of each such Canadian Zinc Share and will be added to the register of holders of Canadian Zinc Shares as the sole registered shareholder of Canadian Zinc;

(f)	the Canadian Zinc Options, to the extent they have not been validly exercised for Canadian Zinc Shares as of the Effective Time, will be irrevocably exchanged by the holders thereof, without any further act or formality and free and clear of all liens, claims and encumbrances, for replacement stock options (each, a "Replacement Option") to receive upon exercise that number of Canadian Zinc Holdco Shares as is equal to the number of Canadian Zinc Shares that the respective holder of the Canadian Zinc Options would otherwise have been entitled to receive upon exercise immediately prior to the Effective Time, and the Canadian Zinc Options shall thereupon be cancelled. The term to expiry, conditions to and manner of exercise and other terms and conditions of the Replacement Options (including, the exercise price of the Replacement Options) shall be the same as the terms and conditions of the Canadian Zinc Options for which they are exchanged and Canadian Zinc Holdco shall, as soon as practicable following the Effective Date, issue to such holders certificates representing the Replacement Options and the original certificates representing the Canadian Zinc Options shall thereupon be void. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange, therefore, notwithstanding the foregoing, in the event that the Canadian Zinc Holdco Option In-The-Money Amount in respect of an Replacement Option immediately after the Effective Time exceeds the Canadian Zinc Option-In-The-Money Amount in respect of the Canadian Zinc Option immediately before the Effective Time, the exercise price of the Replacement Option will be increased such that the Canadian Zinc Holdco Option In-The-Money Amount of the Replacement Option immediately after the Effective Time does not exceed the Canadian Zinc Holdco Option In-The-Money Amount of the Canadian Zinc Option immediately before the Effective Time;

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(g)	in accordance with the certificate, indenture or documentation governing the terms and conditions of the Underwriter Compensation Options, each holder of an Underwriter Compensation Option outstanding immediately prior to the Effective Time shall be entitled to receive (and such holder shall accept), upon the exercise of such holder’s Underwriter Compensation Options, in lieu of each Canadian Zinc Share to which such holder was therefore, entitled, upon such exercise and for the same aggregate consideration payable therefore, one Canadian Zinc Holdco Share, and each Underwriter Compensation Option shall continue to be governed by and be subject to the terms of the certificate, indenture or documentation governing the terms and conditions of the Underwriter Compensation Options;

(h)	in accordance with the terms and conditions of the Canadian Zinc RSU Plan, each holder of a vested Canadian Zinc RSU (referred to in the Canadian Zinc RSU Plan as a “Vested Share Unit”) shall be entitled to receive one Canadian Zinc Holdco Share in lieu of each Canadian Zinc Share to which such holder would have been otherwise entitled to and any cash amount that a holder of a vested Canadian Zinc RSU is entitled to shall be calculated on the price of a Canadian Zinc Holdco Share in substitution of a Canadian Zinc Share and each vested Canadian Zinc RSU shall continue to be governed by and subject to the terms and conditions of the Canadian Zinc RSU Plan;

(i)	in accordance with the terms and conditions of the Canadian Zinc DSU Plan, each holder of a redeemed Canadian Zinc DSU shall be entitled to receive one Canadian Zinc Holdco Share in lieu of each Canadian Zinc Share to which such holder would have been otherwise entitled to receive and any cash amount that a holder of a redeemed Canadian Zinc DSU is entitled to shall be calculated on the price of a Canadian Zinc Holdco Share in substitution of a Canadian Zinc Share and each Canadian Zinc DSU shall continue to be governed by and subject to the terms and conditions of the Canadian Zinc DSU Plan;

(j)	in accordance with the terms and conditions of the certificate, indenture or documentation governing the terms and conditions of the RCF Warrants, each holder of an RCF Warrant outstanding immediately prior to the Effective Time shall be entitled to receive (and such holder shall accept), upon the exercise of such holder’s RCF Warrant, in lieu of each Canadian Zinc Share to which such holder was therefore, entitled, upon such exercise and for the same aggregate consideration payable therefore, one Canadian Zinc Holdco Share, and each RCF Warrant shall continue to be governed by and be subject to the terms of the certificate, indenture or documentation governing the terms and conditions of the RCF Warrants;

(k)	Canadian Zinc Holdco shall adopt and implement a stock option plan, a restricted share unit plan and a deferred share unit plan, each as shall be substantially similar to the Canadian Zinc Stock Option Plan, the Canadian Zinc RSU Plan and the Canadian Zinc DSU Plan, respectively; and

(l)	the sole outstanding Canadian Zinc Holdco Share issued to Canadian Zinc in connection with the incorporation and organization of Canadian Zinc Holdco will be purchased by Canadian Zinc Holdco in consideration for $1.00 and cancelled.

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ARTICLE IV – CERTIFICATES AND FRACTIONAL SHARES

4.1	Exchange of Certificates of Canadian Zinc Shares for Certificates of Canadian Zinc Holdco Shares

Canadian Zinc Holdco shall, as soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of certificates that, immediately before the Effective Time, represented a holder's Canadian Zinc Shares, together with a duly completed Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificates under the BCBCA and the articles of Canadian Zinc and such additional documents and instruments as the Depositary may reasonably require, cause the Depositary to deliver to such holder a certificate or a direct registration advice statement representing that number of Canadian Zinc Holdco Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to Section 4.2) and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Canadian Zinc Shares which is not registered in the transfer records of Canadian Zinc, a certificate representing the proper number of Canadian Zinc Holdco Shares may be issued to the transferee if the certificate representing such Canadian Zinc Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer to the transferee. Until surrendered as contemplated by this Section 4.1, each certificate which immediately prior to the Effective Time represented one or more outstanding Canadian Zinc Shares shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificate or a direct registration advice statement representing the Canadian Zinc Holdco Shares as contemplated by this Section 4.1, and (ii) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to Canadian Zinc Holdco Shares as contemplated by Section 4.2.

4.2	Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Canadian Zinc Holdco Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Canadian Zinc Shares that were exchanged pursuant to Section 3.1, unless and until the holder of record of such certificate shall surrender such certificate in accordance with Section 4.1. Subject to Applicable Law, at the time of such surrender of any such certificate (or in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of record of the certificates formerly representing whole Canadian Zinc Shares, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Canadian Zinc Share, and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Canadian Zinc Holdco Share.

4.3	No Fractional Securities

No certificates or scrip representing fractional Canadian Zinc Holdco Shares shall be issued upon the surrender for exchange of certificates pursuant to Section 4.1 and no dividend, stock split or other change in the capital structure of Canadian Zinc Holdco shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of Canadian Zinc Holdco. The aggregate number of Canadian Zinc Holdco Shares for which no certificates are issued as a result of the foregoing provisions of this Section 4.3 shall be deemed to have been surrendered by the owners thereof to Canadian Zinc Holdco, for no additional consideration at the Effective Time.

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4.4	Lost Certificates

In the event any certificate which immediately prior to the Effective time represented one or more outstanding Canadian Zinc Shares that were exchanged pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost stolen or destroyed certificate, one or more certificates representing one or more Canadian Zinc Holdco Shares (and any dividends or distributions with respect thereto) deliverable in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing Canadian Zinc Holdco Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Canadian Zinc Holdco and the Depositary in such sum as Canadian Zinc Holdco may direct or otherwise indemnify Canadian Zinc Holdco in a manner satisfactory to Canadian Zinc Holdco against any claim that may be made against Canadian Zinc Holdco with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5	Extinction of Rights

Any certificate which immediately prior to the Effective time represented outstanding Canadian Zinc Shares that were exchanged pursuant to Section 3.1 and not deposited, with all other instruments required by Section 4.1 on or prior to the third anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of Canadian Zinc Holdco. On such date, the Canadian Zinc Holdco Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to Canadian Zinc Holdco for cancellation, together with all entitlements to dividends and distributions thereon held for such former registered holder. None of Canadian Zinc Holdco, Canadian Zinc or the Depositary shall be liable to any person in respect of any Canadian Zinc Holdco Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

4.6	Withholding and Sale Rights

Each of Canadian Zinc Holdco and the Depositary shall be entitled to deduct and withhold from (i) Canadian Zinc Holdco Shares or other consideration otherwise issuable or payable pursuant to this Plan of Arrangement to any holder of securities of Canadian Zinc, or (ii) any dividend or consideration otherwise payable to any holder of securities of Canadian Zinc or securities of Canadian Zinc Holdco such amounts as Canadian Zinc Holdco or the Depositary, respectively, is required to deduct and withhold with respect to such issuance or payment, as the case may be, under the Tax Act or any provision of provincial, state, local or foreign tax law, in each case as amended. To the extent that the amount so required to be deducted or withheld from the securities of Canadian Zinc Holdco, dividends or consideration otherwise issuable or payable to a holder exceeds the cash portion of the consideration otherwise payable to such holder, each of Canadian Zinc Holdco and the Depositary is hereby authorized to sell or otherwise dispose of, at such time and at such prices as it determines, in its sole discretion, such portion of the securities of Canadian Zinc Holdco otherwise issuable or payable to such holder as is necessary to provide sufficient funds to Canadian Zinc Holdco or the Depositary to enable it to comply with such deduction or withholding requirement, and shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale or disposition (after deducting applicable sale commissions and any other reasonable expenses relating thereto) in lieu of the Canadian Zinc Holdco securities or other consideration so sold or disposed of. To the extent that amounts are so withheld or securities of Canadian Zinc Holdco or other consideration are so sold or disposed of, such withheld amounts, or securities or other consideration so sold or disposed of, shall be treated for all purposes as having been paid to the holder of the securities in respect of which such deduction, withholding, sale or disposition was made, provided that such withheld amounts, or the net proceeds of such sales or disposition, as the case may be, are actually remitted to the appropriate taxing authority. Neither Canadian Zinc Holdco nor the Depositary shall be obligated to seek or obtain a minimum price for any of the securities of Canadian Zinc Holdco or other consideration sold or disposed of by it hereunder, nor shall any of them be liable for any loss arising out of any such sale or disposition.

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4.7	Small Lot Shareholders

The Depositary will deliver to each Small Lot Shareholder who has so elected certificates representing Canadian Zinc Holdco Shares in lieu of the cash payment to which such shareholder is entitled under Section 3.1 of this Plan. A Small Lot Shareholder may elect to receive certificates representing Canadian Zinc Holdco Shares if such shareholder delivers the certificates representing the Canadian Zinc Shares held by such holder to the office of the Depositary indicated in the Election Form together with a duly completed Election Form upon which such election is duly made and such other documents as the Depositary may require. If a Small Lot Shareholder does not elect to receive certificates prior to the Effective Date, such Small Lot Shareholder shall not become a shareholder of Canadian Zinc Holdco, and shall be entitled to receive only the cash payment to which such holder is entitled pursuant to Section 3.1 hereof upon delivering, within three (3) years of the Effective Date, the certificates representing the Canadian Zinc Shares held by such holder to the office of the Depositary indicated in the Election Form together with a duly completed Election Form and such other documents as the Depositary may require. The Depositary shall deliver the cash payment or, if an election is duly made, the certificates for the Canadian Zinc Holdco Shares, payable, issuable or exchangeable, as the case may be, to such Small Lot Shareholder, registered in such name or names and delivered to such address or addresses as such holder may direct in the Election Form as soon as practicable after the receipt by the Depositary of the required documents. In the event that the amount of the cash payment payable to a Small Lot Shareholder is less than $10, the Small Lot Shareholder will not be entitled to such cash payment and the Depositary will not be required to distribute such cash payment.

ARTICLE V – AMENDMENTS

5.1	Amendments

(a)	Canadian Zinc reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing; (ii) approved by the Parties; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to Canadian Zinc Shareholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Canadian Zinc at any time prior to the Meeting (provided that the other Parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

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(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to by each of the Parties; and (ii) if required by the Court, it is consented to by Canadian Zinc Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Canadian Zinc, provided that it concerns a matter which, in the reasonable opinion of Canadian Zinc, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any Canadian Zinc Shareholder.

ARTICLE VI – FURTHER ASSURANCES

6.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Agreement shall make, do and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

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Appendix B

Form of Arrangement Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The arrangement (as it may be modified or amended, the "Arrangement") under Section 288 of the Business Corporations Act (British Columbia) ("BCBCA") involving Canadian Zinc Corporation (the "Company") and its securityholders, and NorZinc Ltd. ("Holdco"), all as more particularly described and set forth in the plan of arrangement (as it may be modified or amended, the "Plan of Arrangement") attached as Appendix A to Schedule "C" to the management information circular of the Company dated on or about May 25, 2018 (the "Circular"), is hereby ratified, authorized, approved and adopted.

2.	The Plan of Arrangement is hereby ratified, authorized, approved and adopted.

3.	The arrangement agreement dated as of May 28, 2018 between the Company and Holdco, as the same may be amended from time to time (the "Arrangement Agreement"), and all the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement, and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

4.	Notwithstanding that this resolution has been passed, and the Arrangement adopted and approved by the securityholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered, without further notice to, or authorization, approval, ratification or confirmation of, any securityholders of the Company: (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; as applicable, and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Arrangement Agreement).

5.	Any officer or director of the Company is hereby authorized, empowered and directed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments (including all such documents as are necessary or desirable in accordance with the Arrangement Agreement) and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery o such document or instrument or the doing of any such act or thing.

SCHEDULE "D"

Interim Order

(See attached)

No.	S186107
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BRITISH COLUMBIA BUSINESS
CORPORATIONS ACT, S.B.C. 2002, C.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
CANADIAN ZINC CORPORATION, ITS SECURITYHOLDERS

AND NORZINC LTD.

CANADIAN ZINC CORPORATION
NORZINC LTD.

PETITIONERS

ORDER MADE AFTER APPLICATION
(INTERIM ORDER)

)
))
BEFORE	) MASTER TAYLOR )	28/May/2018
))

ON THE APPLICATION of the Petitioners, Canadian Zinc Corporation ("Canadian Zinc") and NorZinc Ltd. ("NorZinc") for an Interim Order under section 291 of the Business Corporations Act, S.B.C. 2002, c. 57, as amended (the "BCBCA") in connection with an arrangement involving Canadian Zinc, its securityholders and NorZinc under section 288 of the BCBCA

☑	without notice coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on 28/May/2018 and on hearing Lucy H. Schilling, counsel for the Petitioners and upon reading the Affidavit No. 1 of Trevor Cunningham sworn on May 28, 2018 (the "Cunningham Affidavit");

THIS COURT ORDERS that:

1.	The Petitioner, Canadian Zinc, be permitted to convene, hold and conduct an annual general and special meeting (the "Meeting") of the holders (the "Canadian Zinc Shareholders") of common shares of Canadian Zinc (the "Canadian Zinc Shares") to inter alia:

(a)	consider and, if deemed advisable, pass with or without variation, a special resolution (the "Arrangement Resolution") authorizing, approving and adopting, with or without amendment, an arrangement (the "Arrangement") and the plan of arrangement implementing the Arrangement (the "Plan of Arrangement") substantially in the form included as Appendix A to the Arrangement Agreement attached as Schedule "C" to the management information circular of Canadian Zinc (the "Circular") which is attached as Exhibit "A" to the Cunningham Affidavit, involving Canadian Zinc, the securityholders of Canadian Zinc and NorZinc; and

(b)	transact such other business as may properly come before the Meeting or any adjournment thereof.

2.	The Meeting shall be called, held and conducted on June 27, 2018, or such other date as may result from postponement or adjournment in accordance with paragraph 5 of this Interim Order, in accordance with the provisions of the BCBCA, the notice of articles and articles of Canadian Zinc and applicable securities laws, and subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating or governing or collateral to the Canadian Zinc Shares or to which such shares are collateral, or the articles of Canadian Zinc, this Interim Order shall govern.

3.	The sole shareholder of NorZinc be authorized to approve the Arrangement by a written resolution and such written resolution shall be deemed to be a meeting convened in accordance with an order of the Court under section 291(2)(b) of the BCBCA.

AMENDMENTS

4.	The Petitioners are authorized to make, in the manner contemplated by and subject to the Arrangement Agreement and Plan of Arrangement, as applicable, such amendments, revisions or supplements to the Arrangement Agreement, Arrangement, Plan of Arrangement, notice of annual general and special meeting for the Meeting or the Circular as it may determine without any additional notice to Canadian Zinc Shareholders or any further Order of this Court. The Arrangement Agreement, Arrangement and Plan of Arrangement as so amended, revised or supplemented shall be the Arrangement Agreement, Arrangement and Plan of Arrangement that are the subject of the Arrangement Resolution.

ADJOURNMENTS AND POSTPONEMENTS

5.	Notwithstanding the provisions of the BCBCA and the articles of Canadian Zinc, the board of directors of Canadian Zinc by resolution shall be entitled to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Canadian Zinc Shareholders regarding the adjournment or postponement and without the need for approval of the Court, subject to the terms of the Arrangement Agreement. Notice of any such adjournment shall be given by press release, newspaper advertisement, or by notice sent to the Canadian Zinc Shareholders by one of the methods specified in paragraph 7 of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of Canadian Zinc.

RECORD DATE

6.	The record date (the "Record Date") for determining Canadian Zinc Shareholders entitled to receive notice of and attend and vote at the Meeting is the close of business on May 18, 2018 or such other date as the board of directors of Canadian Zinc may determine and as disclosed to the Canadian Zinc Shareholders in the manner they see fit.

NOTICE OF THE MEETING

7.	The following:

(a)       notice of annual general and special meeting for the Meeting;

(b)       the Circular;

(c)       the Arrangement Agreement and the Plan of Arrangement;

(d)       Notice of Petition;

(e)       the form of proxy or voting instruction form for use by the Canadian Zinc Shareholders; and

(f)       the form of Letter of Transmittal and the form of Election Form of Canadian Zinc

(collectively, the "Meeting Materials"), in substantially the same form contained as Exhibits to the Cunningham Affidavit, with such amendments and inclusions thereto as the directors of Canadian Zinc and counsel for the Petitioners may deem necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Interim Order, and this Interim Order (collectively with the Meeting Materials, the "Mailed Materials") shall be sent to:

(I)	the Canadian Zinc Shareholders as they appear on the securities registers of Canadian Zinc on the Record Date, such Mailed Materials to be sent at least twenty-one (21) days prior to the date of the Meeting, by one of the following methods:

(i)	by prepaid ordinary or air-mail addressed to the Canadian Zinc Shareholder at his, her, or its address as it appears on the applicable securities registers of Canadian Zinc as at the Record Date;

(ii)	by delivery in person or by delivery to the addresses specified in paragraph (i) above; or

(iii)	by email or facsimile transmission to any Canadian Zinc Shareholder who identifies himself, herself or itself to the satisfaction of Canadian Zinc, acting through its representatives, who requests such email or facsimile transmission;

(II)	the directors and auditors of Canadian Zinc by mailing the Mailed Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting; and

(III)	in the case of non-registered holders of common shares of Canadian Zinc, by sending copies of the Mailed Materials to intermediaries and registered nominees to facilitate the distribution of the Mailed Materials to beneficial owners in accordance with National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least three (3) business days prior to the twenty-first (21st) day prior to the date of the Meeting;

and that service of the Notice of Petition as herein described, shall constitute good and sufficient service of such Notice of Petition upon all who may wish to appear in these proceedings, and no other service need be made.

8.	Delivery of the Mailed Materials as ordered herein shall constitute compliance with the requirements of section 290(1)(a) of the BCBCA.

9.	The accidental failure or omission to give notice of the Meeting or Notice of Application to, or the non-receipt of such notices by, or any failure or omission to give such notice as a result of events beyond the reasonable control of Canadian Zinc (including, without limitation, any inability to use postal services) to any one or more of the persons specified herein shall not constitute a breach of this Interim Order, or in relation to notice to the Canadian Zinc Shareholders, a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Canadian Zinc then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

10.	Canadian Zinc be at liberty to give notice of this application to persons outside the jurisdiction of this Court in the manner specified herein.

DEEMED RECEIPT OF NOTICE

11.	The Meeting Materials shall be deemed, for the purposes of this Interim Order, to have been received:

(a)	in the case of mailing, the day, Saturdays and holidays excepted, following the date of mailing;

(b)	in the case of delivery in person, upon receipt thereof at the intended recipient's address or, in the case of delivery by courier, one (1) business day after receipt by the courier;

(c)	in the case of transmission by email or facsimile, upon the transmission thereof;

(d)	in the case of advertisement, at the time of publication of the advertisement;

(e)	in the case of electronic filing on SEDAR, upon the transmission thereof; and

(f)	in the case of beneficial Canadian Zinc Shareholders, three (3) days after delivery thereof to intermediaries and registered nominees.

UPDATING MEETING MATERIALS

12.	Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials may be communicated to the securityholders of Canadian Zinc by press release, news release, newspaper advertisement or by notice sent to the securityholders by any of the means set forth in paragraph 7 herein, as determined to be the most appropriate method of communication by the board of directors of Canadian Zinc.

CONDUCT OF THE MEETING

13.	The Chair of the Meeting shall be an officer or director of Canadian Zinc or such other person as may be appointed by the Canadian Zinc Shareholders for that purpose.

14.	The Chair of the Meeting is at liberty to call on the assistance of legal counsel to Canadian Zinc at any time and from time to time, as the Chair of the Meeting may deem necessary or appropriate, during the Meeting, and such legal counsel is entitled to attend the Meeting for this purpose.

15.	The only persons entitled to attend or speak at the Meeting shall be the Canadian Zinc Shareholders, their proxyholders, the auditors of Canadian Zinc, the officers and directors of Canadian Zinc, employees and agents of Canadian Zinc's transfer agent, the professional and legal advisors to Canadian Zinc, and such other persons with the permission of the Chair of the Meeting.

16.	The Meeting may be adjourned for any reason upon the approval of the Chair of the Meeting, and if the Meeting is adjourned, it shall be reconvened at a place and time to be designated by the Chair of the Meeting to a date which is not more than 30 days thereafter except for the reason of a lack of quorum.

QUORUM AND VOTING

17.	The quorum required at the Meeting shall be the quorum required by the articles of Canadian Zinc.

18.	If no quorum of Canadian Zinc Shareholders is present within one-half hour from the time set for the holding of the Meeting, the Meeting shall stand adjourned to the same day in the next week at the same time and place and, if such day is a non-business day, the next business day following such day at the same time and place, and if at such adjourned meeting a quorum is not present within one-half hour from the time set for the holding of the Meeting, the Canadian Zinc Shareholders present, or represented by proxy, and being one or more Canadian Zinc Shareholders entitled to vote at the Meeting, shall constitute a quorum.

19.	Each Canadian Zinc Shareholder shall be entitled to one vote for each Canadian Zinc Share held by such Canadian Zinc Shareholder.

20.	The vote of Canadian Zinc Shareholders required to adopt the Arrangement Resolution at the Meeting shall be the affirmative vote of not less than 66 2/3% of the votes cast by Canadian Zinc Shareholders who vote in person or by proxy at the Meeting.

21.	The only persons entitled to vote at the Meeting or any adjournment(s) thereof either in person or by proxy shall be the registered holders of the Canadian Zinc Shares as at the close of business on May 18, 2018 (and under applicable securities legislation and policies, the beneficial owners of the Canadian Zinc Shares registered in the name of intermediaries). Such persons and the directors and auditors of Canadian Zinc shall also be entitled to notice of the Meeting.

SCRUTINEERS

22.	A representative of Canadian Zinc's registrar and transfer agent (or any agent thereof) is authorized to act as a scrutineer for the Meeting.

SOLICITATION OF PROXIES

23.	Canadian Zinc is authorized to use the form of proxy and voting instruction form in connection with the Meeting, in substantially the same form contained in Exhibit "B" to the Cunningham Affidavit and Canadian Zinc may in its discretion waive generally the time limits for deposit of proxies by Canadian Zinc Shareholders if Canadian Zinc deems it reasonable to do so. Canadian Zinc is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine.

24.	The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials.

APPLICATION FOR THE FINAL ORDER

25.	Unless the directors of Canadian Zinc by resolution determine to abandon the Arrangement, upon the approval, with or without variation by the Canadian Zinc Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, Canadian Zinc may apply to this Court for an order (being the Final Order):

(a)	pursuant to section 291(4)(c) of the BCBCA, declaring that the Arrangement, including the terms and conditions thereof and the issuances, exchanges and/or adjustments of securities contemplated therein, is fair and reasonable to the securityholders of Canadian Zinc; and

(b)	pursuant to section 291(4)(a) of the BCBCA, approving the Arrangement, including the terms and conditions thereof and the issuances, exchanges and/or adjustments of securities contemplated therein,

and that the application for the Final Order (the "Final Application") be set down for hearing before the presiding Master or Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on July 6, 2018 at 9:45 a.m., or as soon thereafter as the Court may direct or counsel for Canadian Zinc may be heard, and that Canadian Zinc be at liberty to proceed with the Final Application on that date.

26.	Any securityholder of Canadian Zinc, any director or auditor of Canadian Zinc, or any other interested party with leave of the Court desiring to support or oppose the application may appear and make submissions at the Final Application provided that such person must:

(a)	file a Response to Petition, in the form prescribed by the Supreme Court Civil Rules, together with any evidence or material which is to be presented to the Court at the hearing of the Final Application; and

(b)	deliver the filed Response to Petition together with a copy of any evidence or material which is to be presented to the Court at the hearing of the Final Application, to the Petitioners' counsel at:

DuMoulin Black LLP

Barristers and Solicitors

10th Floor, 595 Howe Street

Vancouver, British Columbia

V6C 2T5

Attention: Lucy H. Schilling

by or before 4:00 p.m. (Vancouver time) on June 27, 2018.

27.	The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for Canadian Zinc and persons who have filed and delivered a Response to Petition in accordance with this Interim Order.

28.	Subject to other provisions in this Interim Order, no material other than that contained in the Circular need be served on any persons in respect of these proceedings.

29.	If the Final Application is adjourned, only those persons who have filed and delivered a Response to Petition in accordance with this Order need to be served and provided with notice of the adjourned date.

30.	Canadian Zinc shall be entitled, at any time, to apply to vary this Order.

31.	Rules 8-1 and 16-1(8) - (12) will not apply to any further applications in respect of this proceeding, including the Final Application and any application to vary this Interim Order.

32.	Canadian Zinc and the Canadian Zinc Shareholders, directors and auditors shall, and hereby do, have liberty to apply for such further orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of Lawyer for the petitioners,
Canadian Zinc Corporation and NorZinc Ltd.
Lawyer: Lucy H. Schilling

BY THE COURT

Registrar

SCHEDULE "E"

Notice of Petition for the Final Order

(See attached)

No. S186107

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE BRITISH COLUMBIA BUSINESS
CORPORATIONS ACT, S.B.C. 2002, C.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
CANADIAN ZINC CORPORATION, ITS SECURITYHOLDERS
AND NORZINC LTD.

CANADIAN ZINC CORPORATION
NORZINC LTD.

PETITIONERS

NOTICE OF PETITION

TO:	The holders of Canadian Zinc Corporation ("Canadian Zinc") common shares (the "Canadian Zinc Shareholders") and holders of options, compensation options, warrants, restricted share units and deferred share units of Canadian Zinc (collectively, the "Canadian Zinc Securityholders")

NOTICE IS HEREBY GIVEN that a Petition to the Court has been filed by Canadian Zinc and NorZinc Ltd. ("NorZinc") in the Supreme Court of British Columbia for approval, pursuant to section 291 of the Business Corporations Act, S.B.C. 2002 c. 57 and amendments thereto (the "BCBCA"), of an arrangement contemplated in an Arrangement Agreement dated May 28, 2018, involving Canadian Zinc, its securityholders and NorZinc (the "Arrangement").

NOTICE IS FURTHER GIVEN that by Order of Master Taylor, a master of the Supreme Court of British Columbia, dated May 28, 2018, the Court has given directions by means of an interim order (the "Interim Order") as to the calling of a meeting (the "Meeting") of the registered Canadian Zinc Shareholders for the purpose of, among other things, considering and voting upon the special resolution to approve the Arrangement.

NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, the Petitioner intends to apply to the Supreme Court of British Columbia for a final order (the "Final Order") approving the Arrangement, declaring it to be fair and reasonable to the Canadian Zinc Shareholders, which application will be heard at the courthouse at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia on Friday, July 6, 2018 at 9:45 a.m. (Vancouver time) or as soon thereafter as the Court may direct or counsel for Canadian Zinc may be heard.

NOTICE IS FURTHER GIVEN that the Court has been advised that, if granted, the Final Order approving the Arrangement and the declaration that the Arrangement is fair to the Canadian Zinc Shareholders and the holders of Canadian Zinc options will constitute the basis for an exemption from the registration requirements under the United States Securities Act of 1933, pursuant to section 3(a)(10) thereof, upon which the parties will rely for the issuance and exchange of securities in connection with the Arrangement.

IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION FOR THE FINAL ORDER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled ‘‘Response to Petition’’ together with any evidence or materials which you intend to present to the Court at the Vancouver Registry of the Supreme Court of British Columbia and YOU MUST ALSO DELIVER a copy of the Response to Petition and any other evidence or materials to the Petitioner’s address for delivery, which is set out below, on or before 4:00 p.m. (Vancouver time) on June 27, 2018.

YOU OR YOUR SOLICITOR may file the Response to Petition. You may obtain a form of Response to Petition at the Registry. The address of the Registry is 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE A RESPONSE TO PETITION AND ATTEND EITHER IN PERSON OR BY COUNSEL at the time of the hearing of the application for the Final Order, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court deems fit, all without further notice to you. If the Arrangement is approved, it will affect the rights of the Canadian Zinc Securityholders.

A copy of the Petition to the Court and the other documents that were filed in support of the Interim Order and will be filed in support of the Final Order will be furnished to any Canadian Zinc Securityholder upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out below.

The Petitioner’s address for delivery is:

DuMoulin Black LLP
10th Floor, 595 Howe Street
Vancouver, BC V6C 2T5
Attention: Lucy H. Schilling

DATED this 28th day of May, 2018.

"Lucy H. Schilling"
Solicitor for the Petitioner

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